04047552

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for October 18, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-117485
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

121087 GSR 2004-12
Form SE

**SIGNATURES**

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 18, 2004.

GS MORTGAGE SECURITIES CORP.

By: ______________________

Name:

Title:

121091 GSR 2004-12
Form SE

2

# Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

# PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-12, Series 2004-12

115424 GSR 2004-12
Form SE

(9)

Goldman Sachs

# $994,475,000 (approximate) of Offered Certificates

## GSR Mortgage Loan Trust 2004-12
## GS Mortgage Securities Corp., Depositor
## Mortgage Pass-Through Certificates, Series 2004-12

| Certificates | Group | Product Type | Approximate Certificate Balance (1) | Expected Ratings (Moody's and Fitch) | Expected Credit Enhancement Percentage (2) | Initial Coupon (%)(3) | Estimated Avg. Life (yrs) CPB/YTC(4) | Estimated Avg. Life (yrs) MAT(5) | Principal Payment Window CPB/YTC(4) | Principal Payment Window MAT(5) | Pricing Speed |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1A1 | 1 | 1 mo, 6 mo | 309,927,000 | Aaa/AAA | 5.50% | 1ML+0.34% | 3.81 | 4.19 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1AX | 1 | 1 mo, 6 mo | 323,866,000 | Aaa/AAA | 5.50% | [ ]% | NA | NA | NA | NA | 20 CPR |
| 2A1 | 2 | 3/1 | 302,676,000 | Aaa/AAA | 4.10% | 4.250% | 1.91 | 3.27 | 11/04-08/07 | 11/04-08/34 | 25 CPB |
| 3A1 | 3 | 5/1 | 345,950,000 | Aaa/AAA | 4.10% | 4.598% | 2.53 | 3.29 | 11/04-08/09 | 11/04-08/34 | 25 CPB |
| 1B1 | 1 | 1 mo, 6 mo | 7,379,000 | AA | 3.25% | 1ML+0.60% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1B2 | 1 | 1 mo, 6 mo | 4,100,000 | A | 2.00% | 1ML+0.95% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1B3 | 1 | 1 mo, 6 mo | 2,460,000 | BBB | 1.25% | 1ML+1.60% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 2B1 | 2&3 | 3/1, 5/1 | 12,513,000 | AA | 2.25% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |
| 2B2 | 2&3 | 3/1, 5/1 | 6,426,000 | A | 1.30% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |
| 2B3 | 2&3 | 3/1, 5/1 | 3,044,000 | BBB | 0.85% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |
| 2AX | 2 | 3/1 | 302,676,000 | Aaa/AAA | 4.10% | 0.605% | NA | NA | NA | NA | 25 CPB |

(1) The Certificate Sizes are approximate, based on projected scheduled October 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance. The notional principal amount of the Class 1AX Certificates will be equal to the sum of the principal balance of the Class 1A1, 1B1, 1B2 and 1B3 Certificates. The notional principal balance of the Class 2AX Certificates will be equal to the principal amounts of the Class 2A1 Certificates. No principal will be distributed on the Class 1AX and Class 2AX Certificates.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.

(3) For the Class 1A1 Certificates, the Pass-Through Rate will equal the lesser of 1ML+0.34% and the weighted average of the net rates of the Group 1 Mortgage Loans. For the Class 2A1 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.25% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 3A1 Certificates, the Pass-Through Rate will equal the weighted average of the net interest rates of the Group 3 Mortgage Loans. For the Class 1AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 1 mortgage loans over the weighted average certificate interest rate on the Class 1A1, Class 1B1, Class 1B2, and Class 1B3 Certificates. For the Class 2AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A1 Certificate. For the Class 1B1, 1B2 and 1B3 Certificates, the Pass-Through Rates will equal the lesser of 1ML+0.60%, 1ML+0.95% and 1ML+1.60% respectively, and the weighted average of the net rates for the Group 1 Mortgage Loans. For the Class 1B4, 1B5, and 1B6 Subordinate certificates the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 1 mortgage loan group. For the Class 2B1, 2B2, 2B3, 2B4, 2B5 and 2B6 Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 2 and Group 3 mortgage loan groups.

(4) Average Life and Payment Windows are calculated based upon a prepayment speed of 20 CPR to the call date for the Group 1 Certificates and 25 CPR to the reset date (CPB) for all other certificates. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.

(5) Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the maturity date.

## Preliminary Collateral Description(1)

| | Group 1 | | Group 2 | Group 3 | Total |
|---|---|---|---|---|---|
| Product | 1 Month ARM | 6 Month ARM | 3/1 Hybrid | 5/1 Hybrid | |
| Aggregate Principal Balance | $67,688,052 | $266,970,808 | $322,058,287 | $368,103,092 | $1,024,820,240 |
| Average Loan Balance | $367,870 | $369,766 | $504,004 | $503,561 | $450,273 |
| Number of Loans | 184 | 722 | 639 | 731 | 2,276 |
| Weighted Average Months to Roll | 1 | 4 | 35 | 58 | 33 |
| Weighted Average Term to Maturity | 358 | 358 | 359 | 359 | 359 |
| Gross WAC | 3.407% | 3.663% | 5.110% | 4.849% | 4.527% |
| Weighted Average Expense Rate before reset | 0.391% | 0.348% | 0.255% | 0.251% | 0.287% |
| Weighted Average Expense Rate after reset | 0.391% | 0.348% | 0.255% | 0.284% | 0.299% |
| Net WAC | 3.016% | 3.314% | 4.855% | 4.598% | 4.240% |
| Initial Cap(2) | 0.000% | 0.000% | 2.008% | 5.009% | 2.476% |
| Periodic Cap(2) | 0.000% | 0.000% | 2.000% | 2.000% | 1.393% |
| Lifetime Cap | 8.593% | 7.880% | 6.000% | 5.009% | 6.305% |
| Gross WAC Range | 2.265%-4.625% | 2.750%-5.625% | 3.625%-6.500% | 2.750%-7.625% | 2.625%-7.625% |
| Maximum Gross WAC | 12.000% | 11.541% | 11.110% | 9.857% | 10.831% |
| Gross Margin | 2.091% | 2.033% | 2.275% | 2.523% | 2.289% |
| Net Margin | 1.700% | 1.685% | 2.020% | 2.239% | 1.990% |
| One- Month LIBOR Indexed Percent | 100% | 0% | 0% | 0% | 7% |
| Six- Month LIBOR Indexed Percent | 0% | 100% | 0% | 0% | 26% |
| One-Year LIBOR Indexed Percent | 0% | 0% | 98% | 46% | 47% |
| Six- Month CMT Indexed Percent | 0% | 0% | 0% | 0% | 0% |
| One-Year CMT Indexed Percent | 0% | 0% | 2% | 54% | 20% |
| FICO | 715 | 718 | 733 | 735 | 729 |
| Interest Only Percent | 100% | 81% | 85% | 79% | 83% |
| Cash Out Refinance Percent | 2% | 11% | 7% | 6% | 7% |
| California Percent | 44% | 45% | 52% | 50% | 49% |
| Primary Residence Percent | 98% | 93% | 91% | 95% | 93% |
| Single Family and PUD Percent | 92% | 90% | 89% | 90% | 90% |
| Single Largest Zip Code Percent | 3% | 2% | 1% | 1% | 1% |
| Largest Individual Loan Balance | $2,000,000 | $2,665,000 | $1,500,000 | $3,000,000 | $3,000,000 |

(1) Using September 1, 2004 scheduled balances

(2) Approximately 14% of the Group 1 - 6 month ARM Mortgage loans have an initial and periodic cap of 1%

## Time Table

| | |
|---|---|
| Cut-Off Date: | October 1, 2004 |
| Settlement Date: | October 29, 2004 |
| Distribution Date: | 25th of each month or the next business day |
| First Distribution Date: | November 26, 2004 |

## Features of the Transaction

- Offering consists of certificates totaling approximately $994,475,100 of which $958,553,100 are expected to be rated Aaa/AAA by Moody's and Fitch. $19,892,000 are expected to be rated AA, $10,526,000 are expected to be rated A and $5,504,000 are expected to be rated BBB by Fitch.
- The expected amount of credit support for Class 1A1 and 1AX senior certificates will be approximately 5.50% (+/- 0.50%), and for the Class 2A1, 2AR, 2AX and 3A1 senior certificates will be approximately 4.10% (+/- 0.50%).
- All collateral consists of 1 month and 6 month adjustable rate mortgage loans, and 3/1, and 5/1 hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, and National City Mortgage Co.

## Structure of the Certificates

As the mortgagors make scheduled principal payments and prepayments on the mortgage loans in each loan group, that principal is distributed to the holders of the senior certificates related to the respective loan group. The subordinate certificates will receive principal payments only from the related collateral groups, but will be entitled to principal prepayments only subject to the conditions as described in the shifting interest section below. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class 1B1, Class 1B2, and Class 1B3 Certificates (the " Group 1 Senior Subordinate Certificates") and the Class 1B4, Class 1B5, and Class 1B6 Certificates (the "Group 1 Junior Subordinate Certificates", not offered hereby, and together with the Group 1 Senior Subordinate Certificates, the "Group 1 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral group and, therefore, provide credit protection to the Class 1A1, and the Class 1AX Certificates (collectively the "Group 1 Senior Certificates"). The Class 2B1, Class 2B2, and Class 2B3 Certificates (the " Group 2 Senior Subordinate Certificates") and the Class 2B4, Class 2B5, and Class 2B6 Certificates (the "Group 2 Junior Subordinate Certificates", not offered hereby, and together with the Group 2 Senior Subordinate Certificates, the "Group 2 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral groups (Groups 2 and 3) and, therefore, provide credit protection to the Class 2A1, the Class 2AR, and the Class 2AX Certificates (collectively the "Group 2 Senior Certificates") and to the Class 3A1 Certificates (the "Group 3 Senior Certificates"). If on any distribution date there is a shortfall in the funds needed to make all payments to certificate-holders, the senior certificates will receive distributions of interest and principal before the subordinate certificates are entitled to receive distributions of interest or principal from their respective collateral group, and the related subordinate certificates will receive distributions in order of their numerical class designations.

### Shifting Interest

Unless the aggregate class principal balance of the related subordinate certificates has reached a certain level relative to the related senior certificates, or the delinquencies and losses on the mortgage loans exceed certain limits, the related senior certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 5th anniversary of the first distribution date (i.e., the distribution date in October 2009). Thereafter, the senior certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and a decreasing share of principal prepayments. This will result in a faster rate of return of principal to those senior certificates than would occur if those senior certificates and the related subordinate certificates received all payments pro rata, and increases the likelihood that holders of the senior certificates (other than the interest only certificates) will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Subordinate Certificates are as follows:

| Distribution Date | Percentage |
|---|---|
| November 2004 – October 2009 | 0% |
| November 2009 – October 2010 | 30% |
| November 2010 – October 2011 | 40% |
| November 2011 – October 2012 | 60% |
| November 2012 – October 2013 | 80% |
| November 2013 and after | 100% |

If before the Distribution Date in November 2007 the credit support to the related Senior Certificates is greater than two times the original credit support percentage, then the related Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

## Key Terms

**Issuer:** GSR Mortgage Loan Trust 2004-12

**Depositor:** GS Mortgage Securities Corp

**Originators:** Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.

**Servicers:** Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.

**Trustee:** Wells Fargo Bank, N.A.

**Rating Agencies:** Moody's and Fitch

**Type of Issuance:** Public for all the Offered Certificates

**Servicer Advancing:** To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

**Compensating Interest:** With respect to National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

**Interest Accrual:** On a 30/360 basis; except for the Class 1A1, 1B1, 1B2 and 1B3 Certificates, the accrual period is the calendar month preceding the month of each Distribution Date. The Class 1A1, 1B1, 1B2 and 1B3 Certificates have an accrual period from the 25th of the month preceding the month of each Distribution Date to the 24th of the month in which distribution occurs.

**Group 1 Mortgage Loans:** The Group 1 first lien Mortgage Loans consist of 20.2% One-Month LIBOR, and 79.8% Six-Month LIBOR indexed 1 month and 6 month ARMs secured by one-to-four family residential properties. Approximately 78.8% of the Group 1 Mortgage Loans require only the payment of interest for 10 years after the origination date, and 6.2% of the Group 1 Mortgage Loans require only the payment of interest for 3 years after the origination date. The mortgage interest rates adjust monthly or semi-annually. The mortgage interest rates will be indexed to One-Month LIBOR or to Six-Month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] Except for 14% of the Mortgage Loans in Group 1 which have a Periodic and Subsequent Interest Rate Cap of 1.000%, neither the 1 month ARM Mortgage Loans, nor the 6 Month ARM Mortgage Loans have Periodic or Subsequent Interest Rate Caps. The mortgage interest rates for the 1 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 8.593% over the initial mortgage interest rate, on a weighted average basis. The mortgage interest rates for the 6 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 7.880% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 2 Mortgage Loans:** The Group 2 first lien Mortgage Loans consist of 98.2% One-Year LIBOR and 1.8% One-Year CMT indexed 3-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 85.2% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date.

---

[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

**Group 2 Mortgage Loans Cont'd:** The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have a Periodic Interest Rate Cap of 2.008% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 3 Mortgage Loans:** The Group 3 first lien Mortgage Loans consist of 45.9% One-Year LIBOR and 54.1% One-Year CMT indexed 5-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 78.8% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5.009% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.009% over the initial mortgage interest rate.[2]

**Expense Fee Rate:** The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.357%, 0.255% and 0.251% for the Group 1, Group 2, and Group 3 Mortgage Loans respectively. 26.8% of the Group 3 Mortgage loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, and Group 2 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

**Expected Subordination:** 5.50% (+/- 0.50%), for the 1A1, and 1AX Senior Certificates; 4.10% for the 2A1, 2AR, 2AX and 3A1 Senior Certificates.

**Other Certificates:** The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

| Certificate | Orig. Balance | WAC |
|---|---|---|
| 1B4 | 1,639,000 | 3.270% |
| 1B5 | 984,000 | 3.270% |
| 1B6 | 1,476,683 | 3.270% |
| 2B4 | 2,029,000 | 4.718% |
| 2B5 | 1,352,000 | 4.718% |
| 2B6 | 2,368,052 | 4.718% |

**Clean Up Call:** 10% of the Cut-off Date principal balance of the Mortgage Loans

**Tax Treatment:** It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

1 The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

2 None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

**ERISA Eligibility:** The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

**SMMEA Eligibility:** The Senior, Class 1B1 and Class 2B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

**Minimum Denomination:** $25,000 for the Senior Certificates

**Delivery:** Senior Certificates and Senior Subordinate Certificates – DTC

| Stats |
| --- |
| Count: 2,276 |
| Current Balance: $1,024,820,240 |
| Average Current Balance: $450,273 |
| Gross Weighted Average Coupon: 4.527% |
| Net Weighted Average Coupon: 4.240% |
| Weighted Average Expense Rate: 0.287% |
| Weighted Average Expense Rate - after Reset: 0.299% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 72.62% |
| Margin: 2.289% |
| Net Margin: 1.990% |
| Non-Zero Initial Periodic Cap: 3.442% |
| Non-Zero Subsequent Periodic Cap: 1.936% |
| Lifetime Cap: 6.305% |
| Maximum Interest Rate: 10.831% |
| Months to Next Roll: 33 |
| FICO Score: 729 |
| Max Zip Code Percentage: 0.679% |
| Debt-to-Income Ratio: 26.552% |

| Conforming | Count | Balance | Percent |
| --- | --- | --- | --- |
| N | 1,668 | $897,459,999 | 87.6% |
| Y | 608 | 127,360,241 | 12.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Principal Balance | Count | Balance | Percent |
| --- | --- | --- | --- |
| $50,000.01 to $200,000.00 | 282 | $40,608,990 | 4.0% |
| $200,000.01 to $350,000.00 | 458 | 131,631,591 | 12.8 |
| $350,000.01 to $500,000.00 | 872 | 364,264,470 | 35.5 |
| $500,000.01 to $650,000.00 | 384 | 223,123,022 | 21.8 |
| $650,000.01 to $800,000.00 | 107 | 77,626,826 | 7.6 |
| $800,000.01 to $950,000.00 | 64 | 56,179,314 | 5.5 |
| $950,000.01 to $1,100,000.00 | 72 | 71,696,345 | 7.0 |
| $1,100,000.01 to $1,250,000.00 | 8 | 9,598,996 | 0.9 |
| $1,250,000.01 to $1,400,000.00 | 3 | 3,992,997 | 0.4 |
| $1,400,000.01 to $1,550,000.00 | 12 | 17,942,050 | 1.8 |
| $1,550,000.01 to $1,700,000.00 | 1 | 1,694,492 | 0.2 |
| $1,700,000.01 to $1,850,000.00 | 4 | 7,031,000 | 0.7 |
| $1,850,000.01 to $2,000,000.00 | 6 | 11,665,148 | 1.1 |
| $2,000,000.01 to $2,150,000.00 | 1 | 2,100,000 | 0.2 |
| $2,600,000.01 to $2,750,000.00 | 1 | 2,665,000 | 0.3 |
| $2,900,000.01 to $3,050,000.00 | 1 | 3,000,000 | 0.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Current Rate | Count | Balance | Percent |
| --- | --- | --- | --- |
| 2.500% to 2.749% | 2 | $934,793 | 0.1% |
| 2.750% to 2.999% | 29 | 11,955,718 | 1.2 |
| 3.000% to 3.249% | 67 | 25,464,767 | 2.5 |
| 3.250% to 3.499% | 179 | 79,595,516 | 7.8 |
| 3.500% to 3.749% | 253 | 89,047,347 | 8.7 |
| 3.750% to 3.999% | 267 | 98,988,058 | 9.7 |
| 4.000% to 4.249% | 205 | 85,812,829 | 8.4 |
| 4.250% to 4.499% | 177 | 89,939,728 | 8.8 |
| 4.500% to 4.749% | 209 | 101,594,921 | 9.9 |
| 4.750% to 4.999% | 111 | 55,981,750 | 5.5 |
| 5.000% to 5.249% | 178 | 86,770,419 | 8.5 |
| 5.250% to 5.499% | 269 | 137,650,551 | 13.4 |
| 5.500% to 5.749% | 162 | 80,071,886 | 7.8 |
| 5.750% to 5.999% | 110 | 54,448,318 | 5.3 |
| 6.000% to 6.249% | 36 | 16,633,417 | 1.6 |
| 6.250% to 6.499% | 10 | 3,541,850 | 0.3 |
| 6.500% to 6.749% | 9 | 4,956,149 | 0.5 |
| 6.750% to 6.999% | 2 | 782,223 | 0.1 |
| 7.500% to 7.749% | 1 | 650,000 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Age | Count | Balance | Percent |
| --- | --- | --- | --- |
| 0 to 2 | 1,953 | $900,755,200 | 87.9% |
| 3 to 5 | 249 | 101,770,456 | 9.9 |
| 6 to 8 | 68 | 18,884,151 | 1.8 |
| 9 to 11 | 5 | 1,931,879 | 0.2 |
| 12 to 14 | 1 | 1,478,553 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
| --- | --- | --- | --- |
| 0.001% to 50.000% | 123 | $66,807,174 | 6.5% |
| 50.001% to 60.000% | 155 | 88,383,875 | 8.6 |
| 60.001% to 70.000% | 328 | 176,983,136 | 17.3 |
| 70.001% to 75.000% | 255 | 118,496,262 | 11.6 |
| 75.001% to 80.000% | 1,248 | 530,465,916 | 51.8 |
| 80.001% to 85.000% | 9 | 2,177,009 | 0.2 |
| 85.001% to 90.000% | 76 | 21,446,423 | 2.1 |
| 90.001% to 95.000% | 82 | 20,060,443 | 2.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
| --- | --- | --- | --- |
| 0.001% to 50.000% | 125 | $67,431,573 | 6.6% |
| 50.001% to 60.000% | 157 | 88,995,266 | 8.7 |
| 60.001% to 70.000% | 330 | 177,774,208 | 17.3 |
| 70.001% to 75.000% | 256 | 118,457,634 | 11.6 |
| 75.001% to 80.000% | 1,240 | 527,776,896 | 51.5 |
| 80.001% to 85.000% | 10 | 2,877,796 | 0.3 |
| 85.001% to 90.000% | 76 | 21,446,423 | 2.1 |
| 90.001% to 95.000% | 82 | 20,060,443 | 2.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| FICO Score | Count | Balance | Percent |
| --- | --- | --- | --- |
| 0 to 539 | 1 | $399,436 | 0.0% |
| 600 to 639 | 77 | 27,613,295 | 2.7 |
| 640 to 679 | 281 | 112,285,990 | 11.0 |
| 680 to 699 | 240 | 108,072,843 | 10.5 |
| 700 to 719 | 355 | 162,778,789 | 15.9 |
| 720 to 759 | 738 | 341,155,400 | 33.3 |
| 760 to 799 | 551 | 256,289,619 | 25.0 |
| 800 to 819 | 30 | 14,689,669 | 1.4 |
| 820 to 839 | 3 | 1,535,199 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| First Payment Date | Count | Balance | Percent |
| --- | --- | --- | --- |
| 2003-10-01 | 1 | $1,478,553 | 0.1% |
| 2003-12-01 | 1 | 283,030 | 0.0 |
| 2004-01-01 | 4 | 1,648,849 | 0.2 |
| 2004-02-01 | 10 | 1,974,864 | 0.2 |
| 2004-03-01 | 22 | 4,990,714 | 0.5 |
| 2004-04-01 | 36 | 11,918,573 | 1.2 |
| 2004-05-01 | 46 | 17,465,224 | 1.7 |
| 2004-06-01 | 43 | 20,259,510 | 2.0 |
| 2004-07-01 | 160 | 64,045,723 | 6.2 |
| 2004-08-01 | 516 | 217,867,073 | 21.3 |
| 2004-09-01 | 1,003 | 461,301,061 | 45.0 |
| 2004-10-01 | 422 | 214,877,734 | 21.0 |
| 2004-11-01 | 12 | 6,709,332 | 0.7 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |



10

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 11 | $3,234,282 | 0.3% |
| AR | 1 | 332,977 | 0.0 |
| AZ | 74 | 22,715,157 | 2.2 |
| CA | 952 | 501,587,394 | 48.9 |
| CO | 64 | 22,534,083 | 2.2 |
| CT | 15 | 8,775,475 | 0.9 |
| DC | 18 | 10,550,777 | 1.0 |
| DE | 6 | 2,231,902 | 0.2 |
| FL | 136 | 54,301,990 | 5.3 |
| GA | 67 | 21,972,846 | 2.1 |
| HI | 11 | 6,268,400 | 0.6 |
| IA | 1 | 143,000 | 0.0 |
| ID | 6 | 1,760,124 | 0.2 |
| IL | 69 | 32,915,833 | 3.2 |
| IN | 9 | 2,377,703 | 0.2 |
| KS | 6 | 1,473,125 | 0.1 |
| KY | 17 | 3,392,829 | 0.3 |
| LA | 7 | 1,472,305 | 0.1 |
| MA | 37 | 16,084,705 | 1.6 |
| MD | 103 | 49,447,587 | 4.8 |
| ME | 3 | 608,946 | 0.1 |
| MI | 40 | 13,551,937 | 1.3 |
| MN | 29 | 8,996,096 | 0.9 |
| MO | 18 | 6,649,939 | 0.6 |
| MS | 1 | 204,068 | 0.0 |
| NC | 46 | 19,218,948 | 1.9 |
| NE | 2 | 322,888 | 0.0 |
| NH | 6 | 1,664,249 | 0.2 |
| NJ | 61 | 29,335,878 | 2.9 |
| NM | 3 | 1,869,499 | 0.2 |
| NV | 57 | 23,371,551 | 2.3 |
| NY | 35 | 18,470,620 | 1.8 |
| OH | 48 | 13,174,562 | 1.3 |
| OR | 17 | 5,831,384 | 0.6 |
| PA | 23 | 8,765,769 | 0.9 |
| RI | 4 | 1,645,012 | 0.2 |
| SC | 17 | 5,476,298 | 0.5 |
| TN | 13 | 3,886,229 | 0.4 |
| TX | 38 | 15,588,541 | 1.5 |
| UT | 16 | 5,454,386 | 0.5 |
| VA | 140 | 56,853,862 | 5.5 |
| WA | 38 | 15,862,502 | 1.5 |
| WI | 8 | 2,898,102 | 0.3 |
| WV | 1 | 168,500 | 0.0 |
| WY | 2 | 1,377,981 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 32413 | 15 | $6,960,480 | 0.7% |
| 89052 | 14 | 6,418,578 | 0.6 |
| 92024 | 9 | 5,962,756 | 0.6 |
| 94583 | 11 | 5,789,170 | 0.6 |
| 90004 | 4 | 5,580,347 | 0.5 |
| 92657 | 5 | 5,533,443 | 0.5 |
| 92130 | 9 | 5,482,762 | 0.5 |
| 94566 | 9 | 5,284,794 | 0.5 |
| 92037 | 5 | 5,066,083 | 0.5 |
| 32541 | 9 | 4,722,824 | 0.5 |
| Other | 2,186 | 968,019,003 | 94.5 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 MO LIBOR | 184 | $67,688,052 | 6.6% |
| 1 YR CMT | 412 | 205,129,360 | 20.0 |
| 1 YR LIBOR | 958 | 485,032,019 | 47.3 |
| 6 MO LIBOR | 722 | 266,970,808 | 26.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 1.500% | 61 | $25,658,244 | 2.5% |
| 1.625% | 39 | 12,122,645 | 1.2 |
| 1.750% | 67 | 27,792,654 | 2.7 |
| 1.875% | 89 | 29,509,226 | 2.9 |
| 2.000% | 220 | 98,588,320 | 9.6 |
| 2.125% | 153 | 54,643,169 | 5.3 |
| 2.250% | 1,048 | 511,657,687 | 49.9 |
| 2.375% | 47 | 16,796,116 | 1.6 |
| 2.500% | 73 | 23,031,977 | 2.2 |
| 2.625% | 3 | 877,378 | 0.1 |
| 2.750% | 445 | 216,297,746 | 21.1 |
| 2.875% | 11 | 2,806,281 | 0.3 |
| 3.000% | 4 | 943,200 | 0.1 |
| 3.125% | 7 | 1,606,705 | 0.2 |
| 3.250% | 2 | 548,650 | 0.1 |
| 3.375% | 6 | 1,573,542 | 0.2 |
| 3.875% | 1 | 366,700 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 28.1% |
| 1.000% | 104 | 47,124,154 | 4.6 |
| 2.000% | 638 | 321,408,287 | 31.4 |
| 5.000% | 726 | 364,885,183 | 35.6 |
| 6.000% | 6 | 3,867,910 | 0.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 28.1% |
| 1.000% | 104 | 47,124,154 | 4.6 |
| 2.000% | 1,370 | 690,161,379 | 67.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% to 5.999% | 726 | $364,885,183 | 35.6% |
| 6.000% to 6.999% | 753 | 374,437,406 | 36.5 |
| 7.000% to 7.999% | 89 | 24,831,644 | 2.4 |
| 8.000% to 8.999% | 655 | 239,478,309 | 23.4 |
| 9.000% to 9.999% | 53 | 21,187,698 | 2.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 7.500% to 7.999% | 5 | $1,895,183 | 0.2% |
| 8.000% to 8.499% | 6 | 2,353,100 | 0.2 |
| 8.500% to 8.999% | 57 | 23,832,724 | 2.3 |
| 9.000% to 9.499% | 247 | 129,625,342 | 12.6 |
| 9.500% to 9.999% | 194 | 95,235,994 | 9.3 |
| 10.000% to 10.499% | 185 | 95,271,363 | 9.3 |
| 10.500% to 10.999% | 295 | 151,034,322 | 14.7 |
| 11.000% to 11.499% | 330 | 161,540,182 | 15.8 |
| 11.500% to 11.999% | 132 | 65,581,817 | 6.4 |
| 12.000% to 12.499% | 823 | 297,352,212 | 29.0 |
| 12.500% to 12.999% | 2 | 1,098,000 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 0 | 23 | $5,458,924 | 0.5% |
| 1 to 6 | 883 | 329,199,936 | 32.1 |
| 7 to 36 | 627 | 315,348,955 | 30.8 |
| 37 to 60 | 743 | 374,812,424 | 36.6 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 2,272 | $1,023,181,826 | 99.8% |
| 30 | 4 | 1,638,413 | 0.2 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 1,464 | $683,670,925 | 66.7% |
| Planned Unit Development | 549 | 237,037,245 | 23.1 |
| Condominium | 217 | 87,588,635 | 8.5 |
| Co-op | 37 | 11,211,170 | 1.1 |
| 2-4 Family | 9 | 5,312,265 | 0.5 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 2,109 | $957,650,364 | 93.4% |
| Second Home | 163 | 66,048,608 | 6.4 |
| Investment | 4 | 1,121,268 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 1,318 | $559,955,159 | 54.6% |
| National City Mortgage | 466 | 222,867,777 | 21.7 |
| Wells Fargo | 492 | 241,997,304 | 23.6 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 1,456 | $679,765,039 | 66.3% |
| Rate Term Refinance | 650 | 270,522,655 | 26.4 |
| Cash Out Refinance | 170 | 74,532,546 | 7.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 445 | $215,730,893 | 21.1% |
| Full Doc | 757 | 305,213,264 | 29.8 |
| Full/Alt Doc | 898 | 427,470,010 | 41.7 |
| Income Only | 101 | 51,314,810 | 5.0 |
| No Doc | 75 | 25,091,262 | 2.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 500 | $245,437,978 | 23.9% |
| 0.001% to 10.000% | 35 | 15,559,727 | 1.5 |
| 10.001% to 20.000% | 130 | 48,777,308 | 4.8 |
| 20.001% to 30.000% | 320 | 144,764,740 | 14.1 |
| 30.001% to 40.000% | 702 | 322,412,649 | 31.5 |
| 40.001% to 50.000% | 491 | 215,265,886 | 21.0 |
| 50.001% to 60.000% | 97 | 32,424,546 | 3.2 |
| 60.001% to 70.000% | 1 | 177,406 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 2,275 | $1,024,420,240 | 100.0% |
| Y | 1 | 400,000 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 1,913 | $848,719,684 | 82.8% |
| N | 363 | 176,100,555 | 17.2 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 2,109 | $981,136,364 | 95.7% |
| OLTV > 80 and Insured | 167 | 43,683,875 | 4.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Stats |
|---|
| Count: 906 |
| Current Balance: $334,658,860 |
| Average Current Balance: $369,381 |
| Gross Weighted Average Coupon: 3.611% |
| Net Weighted Average Coupon: 3.254% |
| Weighted Average Expense Rate: 0.357% |
| Weighted Average Expense Rate - after Reset: 0.357% |
| Original Term: 360 |
| Remaining Term: 358 |
| Age: 2 |
| Original Loan-to-Value Ratio: 71.12% |
| Margin: 2.044% |
| Net Margin: 1.688% |
| Non-Zero Initial Periodic Cap: 1.000% |
| Non-Zero Subsequent Periodic Cap: 1.000% |
| Lifetime Cap: 8.024% |
| Maximum Interest Rate: 11.634% |
| Months to Next Roll: 4 |
| FICO Score: 718 |
| Max Zip Code Percentage: 1.667% |
| Debt-to-Income Ratio: 28.379% |

| Conforming | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| N | 391 | $230,457,482 | 68.9% | 19.4% | 80.6% |
| Y | 515 | 104,201,378 | 31.1 | 22.1 | 77.9 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Principal Balance | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| $50,000.01 to $200,000.00 | 260 | $37,056,664 | 11.1% | 20.1% | 79.9% |
| $200,000.01 to $350,000.00 | 278 | 74,695,336 | 22.3 | 21.8 | 78.2 |
| $350,000.01 to $500,000.00 | 188 | 78,756,388 | 23.5 | 16.7 | 83.3 |
| $500,000.01 to $650,000.00 | 99 | 58,309,480 | 17.4 | 19.2 | 80.8 |
| $650,000.01 to $800,000.00 | 25 | 18,306,683 | 5.5 | 19.4 | 80.6 |
| $800,000.01 to $950,000.00 | 19 | 16,545,749 | 4.9 | 16.2 | 83.8 |
| $950,000.01 to $1,100,000.00 | 15 | 14,962,321 | 4.5 | 26.5 | 73.5 |
| $1,100,000.01 to $1,250,000.00 | 4 | 4,766,000 | 1.4 | 25.2 | 74.8 |
| $1,250,000.01 to $1,400,000.00 | 2 | 2,724,997 | 0.8 | 0.0 | 100.0 |
| $1,400,000.01 to $1,550,000.00 | 5 | 7,452,500 | 2.2 | 59.7 | 40.3 |
| $1,550,000.01 to $1,700,000.00 | 1 | 1,694,492 | 0.5 | 0.0 | 100.0 |
| $1,700,000.01 to $1,850,000.00 | 4 | 7,031,000 | 2.1 | 24.9 | 75.1 |
| $1,850,000.01 to $2,000,000.00 | 5 | 9,692,250 | 2.9 | 20.6 | 79.4 |
| $2,600,000.01 to $2,750,000.00 | 1 | 2,665,000 | 0.8 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Current Rate | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2.500% to 2.749% | 2 | $934,793 | 0.3% | 100.0% | 0.0% |
| 2.750% to 2.999% | 24 | 10,060,535 | 3.0 | 53.5 | 46.5 |
| 3.000% to 3.249% | 64 | 24,225,567 | 7.2 | 43.7 | 56.3 |
| 3.250% to 3.499% | 176 | 78,481,616 | 23.5 | 27.5 | 72.5 |
| 3.500% to 3.749% | 234 | 81,155,267 | 24.3 | 18.9 | 81.1 |
| 3.750% to 3.999% | 228 | 81,645,948 | 24.4 | 11.5 | 88.5 |
| 4.000% to 4.249% | 123 | 41,361,112 | 12.4 | 6.7 | 93.3 |
| 4.250% to 4.499% | 23 | 7,862,432 | 2.3 | 2.7 | 97.3 |
| 4.500% to 4.749% | 18 | 4,655,861 | 1.4 | 31.8 | 68.2 |
| 4.750% to 4.999% | 8 | 1,893,850 | 0.6 | 0.0 | 100.0 |
| 5.000% to 5.249% | 2 | 698,524 | 0.2 | 0.0 | 100.0 |
| 5.250% to 5.499% | 2 | 777,178 | 0.2 | 0.0 | 100.0 |
| 5.500% to 5.749% | 2 | 906,178 | 0.3 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Age | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 to 2 | 645 | $240,707,018 | 71.9% | 24.2% | 75.8% |
| 3 to 5 | 192 | 75,270,251 | 22.5 | 4.1 | 95.9 |
| 6 to 8 | 64 | 16,749,712 | 5.0 | 30.9 | 69.1 |
| 9 to 11 | 5 | 1,931,879 | 0.6 | 64.5 | 35.5 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Original Loan-To-Value Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.001% to 50.000% | 65 | $29,093,965 | 8.7% | 29.5% | 70.5% |
| 50.001% to 60.000% | 69 | 32,394,587 | 9.7 | 20.6 | 79.4 |
| 60.001% to 70.000% | 150 | 76,487,326 | 22.9 | 18.7 | 81.3 |
| 70.001% to 75.000% | 126 | 50,046,051 | 15.0 | 19.7 | 80.3 |
| 75.001% to 80.000% | 373 | 119,508,563 | 35.7 | 18.1 | 81.9 |
| 80.001% to 85.000% | 7 | 1,468,094 | 0.4 | 7.8 | 92.2 |
| 85.001% to 90.000% | 57 | 13,928,308 | 4.2 | 29.8 | 70.2 |
| 90.001% to 95.000% | 59 | 11,731,966 | 3.5 | 20.7 | 79.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Current Loan-To-Value Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.001% to 50.000% | 66 | $29,168,364 | 8.7% | 29.7% | 70.3% |
| 50.001% to 60.000% | 71 | 33,209,978 | 9.9 | 20.0 | 80.0 |
| 60.001% to 70.000% | 149 | 75,927,430 | 22.7 | 18.8 | 81.2 |
| 70.001% to 75.000% | 129 | 50,964,672 | 15.2 | 19.4 | 80.6 |
| 75.001% to 80.000% | 367 | 117,559,262 | 35.1 | 17.6 | 82.4 |
| 80.001% to 85.000% | 8 | 2,168,881 | 0.6 | 40.9 | 59.1 |
| 85.001% to 90.000% | 57 | 13,928,308 | 4.2 | 29.8 | 70.2 |
| 90.001% to 95.000% | 59 | 11,731,966 | 3.5 | 20.7 | 79.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| FICO Score | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 600 to 639 | 65 | $22,261,430 | 6.7% | 15.9% | 84.1% |
| 640 to 679 | 161 | 53,416,341 | 16.0 | 24.1 | 75.9 |
| 680 to 699 | 108 | 41,059,625 | 12.3 | 28.3 | 71.7 |
| 700 to 719 | 124 | 42,985,286 | 12.8 | 16.9 | 83.1 |
| 720 to 759 | 255 | 103,065,254 | 30.8 | 20.6 | 79.4 |
| 760 to 799 | 181 | 68,478,138 | 20.5 | 15.9 | 84.1 |
| 800 to 819 | 10 | 2,857,587 | 0.9 | 9.5 | 90.5 |
| 820 to 839 | 2 | 535,200 | 0.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| First Payment Date | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2003-12-01 | 1 | $283,030 | 0.1% | 100.0% | 0.0% |
| 2004-01-01 | 4 | 1,648,849 | 0.5 | 58.4 | 41.6 |
| 2004-02-01 | 10 | 1,974,864 | 0.6 | 58.3 | 41.7 |
| 2004-03-01 | 22 | 4,990,714 | 1.5 | 6.6 | 93.4 |
| 2004-04-01 | 32 | 9,784,134 | 2.9 | 37.7 | 62.3 |
| 2004-05-01 | 42 | 15,519,872 | 4.6 | 14.5 | 85.5 |
| 2004-06-01 | 27 | 12,364,877 | 3.7 | 0.6 | 99.4 |
| 2004-07-01 | 123 | 47,385,503 | 14.2 | 1.7 | 98.3 |
| 2004-08-01 | 337 | 123,246,755 | 36.8 | 13.6 | 86.4 |
| 2004-09-01 | 308 | 117,460,263 | 35.1 | 35.2 | 64.8 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| States | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| AL | 8 | $2,279,962 | 0.7% | 25.6% | 74.4% |
| AZ | 50 | 12,173,951 | 3.6 | 4.6 | 95.4 |
| CA | 290 | 150,151,051 | 44.9 | 19.6 | 80.4 |
| CO | 35 | 9,549,283 | 2.9 | 8.7 | 91.3 |
| DC | 2 | 1,102,462 | 0.3 | 0.0 | 100.0 |
| DE | 2 | 415,100 | 0.1 | 0.0 | 100.0 |
| FL | 62 | 19,752,984 | 5.9 | 14.0 | 86.0 |
| GA | 37 | 9,087,728 | 2.7 | 15.9 | 84.1 |
| HI | 1 | 232,000 | 0.1 | 0.0 | 100.0 |
| IA | 1 | 143,000 | 0.0 | 0.0 | 100.0 |
| ID | 3 | 528,485 | 0.2 | 45.5 | 54.5 |
| IL | 30 | 13,909,675 | 4.2 | 26.3 | 73.7 |
| IN | 5 | 825,129 | 0.2 | 36.8 | 63.2 |
| KS | 3 | 613,535 | 0.2 | 0.0 | 100.0 |
| KY | 17 | 3,392,829 | 1.0 | 62.8 | 37.2 |
| LA | 6 | 1,240,032 | 0.4 | 28.2 | 71.8 |
| MA | 18 | 6,433,663 | 1.9 | 8.7 | 91.3 |
| MD | 38 | 16,381,380 | 4.9 | 17.1 | 82.9 |
| ME | 2 | 224,985 | 0.1 | 0.0 | 100.0 |
| MI | 24 | 6,100,563 | 1.8 | 13.2 | 86.8 |
| MN | 17 | 3,696,312 | 1.1 | 54.5 | 45.5 |
| MO | 11 | 3,215,496 | 1.0 | 2.6 | 97.4 |
| NC | 21 | 6,540,444 | 2.0 | 4.3 | 95.7 |
| NE | 1 | 164,488 | 0.0 | 0.0 | 100.0 |
| NH | 6 | 1,664,249 | 0.5 | 8.1 | 91.9 |
| NJ | 24 | 10,842,849 | 3.2 | 36.1 | 63.9 |
| NM | 1 | 319,599 | 0.1 | 0.0 | 100.0 |
| NV | 12 | 3,418,601 | 1.0 | 7.9 | 92.1 |
| NY | 4 | 790,506 | 0.2 | 19.9 | 80.1 |
| OH | 37 | 8,374,612 | 2.5 | 19.7 | 80.3 |
| OR | 12 | 3,404,484 | 1.0 | 19.7 | 80.3 |
| PA | 10 | 2,574,420 | 0.8 | 10.0 | 90.0 |
| RI | 1 | 488,000 | 0.1 | 100.0 | 0.0 |
| SC | 9 | 2,853,861 | 0.9 | 8.2 | 91.8 |
| TN | 9 | 2,241,368 | 0.7 | 4.6 | 95.4 |
| TX | 18 | 5,454,167 | 1.6 | 20.6 | 79.4 |
| UT | 7 | 1,659,417 | 0.5 | 0.0 | 100.0 |
| VA | 50 | 14,755,234 | 4.4 | 34.1 | 65.9 |
| WA | 20 | 7,094,461 | 2.1 | 67.5 | 32.5 |
| WI | 1 | 400,000 | 0.1 | 0.0 | 100.0 |
| WV | 1 | 168,500 | 0.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Top 10 Zipcodes | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 90004 | 4 | $5,580,347 | 1.7% | 26.0% | 74.0% |
| 92037 | 3 | 3,666,250 | 1.1 | 0.0 | 100.0 |
| 93108 | 2 | 3,625,000 | 1.1 | 0.0 | 100.0 |
| 60614 | 4 | 3,218,912 | 1.0 | 56.8 | 43.2 |
| 92024 | 5 | 3,116,800 | 0.9 | 24.1 | 75.9 |
| 92651 | 3 | 2,924,834 | 0.9 | 0.0 | 100.0 |
| 92677 | 5 | 2,874,503 | 0.9 | 22.2 | 77.8 |
| 92130 | 5 | 2,849,413 | 0.9 | 0.0 | 100.0 |
| 93065 | 5 | 2,808,175 | 0.8 | 55.5 | 44.5 |
| 21403 | 1 | 2,665,000 | 0.8 | 0.0 | 100.0 |
| Other | 869 | 301,329,627 | 90.0 | 20.4 | 79.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |



(14)

| Index | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 1 MO LIBOR | 184 | $67,688,052 | 20.2% | 100.0% | 0.0% |
| 6 MO LIBOR | 722 | 266,970,808 | 79.8 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Margin | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 1.500% | 61 | $25,658,244 | 7.7% | 28.3% | 71.7% |
| 1.625% | 39 | 12,122,645 | 3.6 | 16.1 | 83.9 |
| 1.750% | 67 | 27,792,654 | 8.3 | 22.2 | 77.8 |
| 1.875% | 89 | 29,509,226 | 8.8 | 14.4 | 85.6 |
| 2.000% | 220 | 98,588,320 | 29.5 | 13.5 | 86.5 |
| 2.125% | 153 | 54,643,169 | 16.3 | 16.5 | 83.5 |
| 2.250% | 112 | 36,433,240 | 10.9 | 17.5 | 82.5 |
| 2.375% | 47 | 16,796,116 | 5.0 | 54.2 | 45.8 |
| 2.500% | 73 | 23,031,977 | 6.9 | 34.4 | 65.6 |
| 2.625% | 3 | 877,378 | 0.3 | 32.3 | 67.7 |
| 2.750% | 18 | 3,950,139 | 1.2 | 0.0 | 100.0 |
| 2.875% | 8 | 1,769,255 | 0.5 | 29.1 | 70.9 |
| 3.000% | 4 | 943,200 | 0.3 | 0.0 | 100.0 |
| 3.125% | 6 | 1,210,605 | 0.4 | 51.8 | 48.2 |
| 3.250% | 2 | 548,650 | 0.2 | 33.4 | 66.6 |
| 3.375% | 4 | 784,042 | 0.2 | 85.3 | 14.7 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Initial Periodic Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 85.9% | 23.5% | 76.5% |
| 1.000% | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Subsequent Periodic Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 85.9% | 23.5% | 76.5% |
| 1.000% | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Lifetime Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 6.000% to 6.999% | 109 | $49,161,209 | 14.7% | 0.0% | 100.0% |
| 7.000% to 7.999% | 89 | 24,831,644 | 7.4 | 7.4 | 92.6 |
| 8.000% to 8.999% | 655 | 239,478,309 | 71.6 | 22.1 | 77.9 |
| 9.000% to 9.999% | 53 | 21,187,698 | 6.3 | 61.4 | 38.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Max Rate | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 8.500% to 8.999% | 4 | $2,126,310 | 0.6% | 0.0% | 100.0% |
| 9.000% to 9.499% | 54 | 25,393,638 | 7.6 | 0.0 | 100.0 |
| 9.500% to 9.999% | 42 | 18,392,998 | 5.5 | 0.0 | 100.0 |
| 10.000% to 10.499% | 4 | 1,211,207 | 0.4 | 0.0 | 100.0 |
| 12.000% to 12.499% | 802 | 287,534,707 | 85.9 | 23.5 | 76.5 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Months to Roll | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 | 23 | $5,458,924 | 1.6% | 0.0% | 100.0% |
| 1 to 6 | 883 | 329,199,936 | 98.4 | 20.6 | 79.4 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Delinquency in Days | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 | 902 | $333,020,447 | 99.5% | 20.1% | 79.9% |
| 30 | 4 | 1,638,413 | 0.5 | 42.3 | 57.7 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Property Type | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2-4 Family | 3 | $1,891,565 | 0.6% | 0.0% | 100.0% |
| Condominium | 75 | 23,581,783 | 7.0 | 22.1 | 77.9 |
| Co-op | 30 | 7,632,434 | 2.3 | 0.0 | 100.0 |
| Planned Unit Development | 225 | 76,136,263 | 22.8 | 19.7 | 80.3 |
| Single Family | 573 | 225,416,815 | 67.4 | 21.1 | 78.9 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Occupancy Code | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Primary Residence | 836 | $313,892,521 | 93.8% | 21.0% | 79.0% |
| Second Home | 66 | 19,645,071 | 5.9 | 8.2 | 91.8 |
| Investment | 4 | 1,121,268 | 0.3 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Purpose | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Purchase | 410 | $163,848,516 | 49.0% | 18.6% | 81.4% |
| Rate Term Refinance | 412 | 139,362,781 | 41.6 | 25.9 | 74.1 |
| Cash Out Refinance | 84 | 31,447,563 | 9.4 | 3.4 | 96.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Documentation Type | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Asset Only | 199 | $96,765,577 | 28.9% | 27.5% | 72.5% |
| Full Doc | 485 | 151,399,776 | 45.2 | 21.7 | 78.3 |
| Full/Alt Doc | 129 | 39,825,016 | 11.9 | 17.9 | 82.1 |
| Income Only | 88 | 45,961,722 | 13.7 | 2.4 | 97.6 |
| No Doc | 5 | 706,769 | 0.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Debt-to-Income Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Less than or equal to 0.000% | 108 | $48,376,031 | 14.5% | 1.2% | 98.8% |
| 0.001% to 10.000% | 26 | 9,431,179 | 2.8 | 18.6 | 81.4 |
| 10.001% to 20.000% | 88 | 26,273,442 | 7.9 | 15.8 | 84.2 |
| 20.001% to 30.000% | 180 | 72,849,819 | 21.8 | 19.3 | 80.7 |
| 30.001% to 40.000% | 236 | 94,580,240 | 28.3 | 25.7 | 74.3 |
| 40.001% to 50.000% | 203 | 67,625,662 | 20.2 | 26.0 | 74.0 |
| 50.001% to 60.000% | 64 | 15,345,080 | 4.6 | 34.3 | 65.7 |
| 60.001% to 70.000% | 1 | 177,406 | 0.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Prepayment Penalty Flag | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| N | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Interest Only | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Y | 792 | $284,209,354 | 84.9% | 23.8% | 76.2% |
| N | 114 | 50,449,506 | 15.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Interest Only terms | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 120.000 | 731 | $263,599,774 | 78.8% | 25.7% | 74.3% |
| 0.000 | 114 | 50,449,506 | 15.1 | 0.0 | 100.0 |
| 36.000 | 61 | 20,609,580 | 6.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Mortgage Insurance | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| OLTV <= 80 | 783 | $307,530,492 | 91.9% | 19.8% | 80.2% |
| OLTV > 80 and Insured | 123 | 27,128,369 | 8.1 | 24.7 | 75.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Servicer | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Countrywide | 741 | $266,925,126 | 79.8% | 25.4% | 74.6% |
| Wells Fargo | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| National City Mortgage | 61 | 20,609,580 | 6.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |



16

| Stats |
|---|
| Count: 639 |
| Current Balance: $322,058,287 |
| Average Current Balance: $504,004 |
| Gross Weighted Average Coupon: 5.110% |
| Net Weighted Average Coupon: 4.855% |
| Weighted Average Expense Rate: 0.255% |
| Weighted Average Expense Rate - after Reset: 0.255% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 75.68% |
| Margin: 2.275% |
| Net Margin: 2.020% |
| Initial Periodic Cap: 2.008% |
| Subsequent Periodic Cap: 2.000% |
| Lifetime Cap: 6.000% |
| Maximum Interest Rate: 11.110% |
| Months to Next Roll: 35 |
| FICO Score: 733 |
| Max Zip Code Percentage: 1.453% |
| Debt-to-Income Ratio: 35.504% |

| Conforming | Count | Balance | Percent |
|---|---|---|---|
| N | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $200,000.01 to $350,000.00 | 64 | $21,879,513 | 6.8% |
| $350,000.01 to $500,000.00 | 357 | 148,572,683 | 46.1 |
| $500,000.01 to $650,000.00 | 126 | 72,958,038 | 22.7 |
| $650,000.01 to $800,000.00 | 38 | 27,480,782 | 8.5 |
| $800,000.01 to $950,000.00 | 27 | 23,717,672 | 7.4 |
| $950,000.01 to $1,100,000.00 | 25 | 24,749,599 | 7.7 |
| $1,100,000.01 to $1,250,000.00 | 1 | 1,200,000 | 0.4 |
| $1,400,000.01 to $1,550,000.00 | 1 | 1,500,000 | 0.5 |
| Total: | 639 | $322,058,287 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 3.500% to 3.749% | 1 | $996,726 | 0.3% |
| 3.750% to 3.999% | 4 | 2,531,050 | 0.8 |
| 4.000% to 4.249% | 19 | 10,162,606 | 3.2 |
| 4.250% to 4.499% | 24 | 12,134,703 | 3.8 |
| 4.500% to 4.749% | 55 | 29,788,495 | 9.2 |
| 4.750% to 4.999% | 92 | 47,923,245 | 14.9 |
| 5.000% to 5.249% | 143 | 69,517,514 | 21.6 |
| 5.250% to 5.499% | 160 | 79,778,353 | 24.8 |
| 5.500% to 5.749% | 67 | 33,011,541 | 10.3 |
| 5.750% to 5.999% | 54 | 26,819,903 | 8.3 |
| 6.000% to 6.249% | 15 | 7,546,999 | 2.3 |
| 6.250% to 6.499% | 4 | 1,399,150 | 0.4 |
| 6.500% to 6.749% | 1 | 448,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 633 | $319,725,115 | 99.3% |
| 3 to 5 | 5 | 1,922,549 | 0.6 |
| 6 to 8 | 1 | 410,623 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 13 | $6,358,790 | 2.0% |
| 50.001% to 60.000% | 26 | 16,385,499 | 5.1 |
| 60.001% to 70.000% | 89 | 50,861,200 | 15.8 |
| 70.001% to 75.000% | 57 | 30,734,829 | 9.5 |
| 75.001% to 80.000% | 421 | 205,193,182 | 63.7 |
| 85.001% to 90.000% | 16 | 6,199,213 | 1.9 |
| 90.001% to 95.000% | 17 | 6,325,574 | 2.0 |
| Total: | 639 | $322,058,287 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 14 | $6,908,790 | 2.1% |
| 50.001% to 60.000% | 25 | 15,835,499 | 4.9 |
| 60.001% to 70.000% | 89 | 50,861,200 | 15.8 |
| 70.001% to 75.000% | 58 | 31,128,548 | 9.7 |
| 75.001% to 80.000% | 420 | 204,799,463 | 63.6 |
| 85.001% to 90.000% | 16 | 6,199,213 | 1.9 |
| 90.001% to 95.000% | 17 | 6,325,574 | 2.0 |
| Total: | 639 | $322,058,287 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 600 to 639 | 9 | $4,230,890 | 1.3% |
| 640 to 679 | 54 | 25,369,796 | 7.9 |
| 680 to 699 | 51 | 25,944,139 | 8.1 |
| 700 to 719 | 123 | 61,650,878 | 19.1 |
| 720 to 759 | 243 | 120,789,349 | 37.5 |
| 760 to 799 | 148 | 77,566,337 | 24.1 |
| 800 to 819 | 10 | 5,506,900 | 1.7 |
| 820 to 839 | 1 | 999,999 | 0.3 |
| Total: | 639 | $322,058,287 | 100.0% |

| First Payment Date | Count | Balance | Percent |
|---|---|---|---|
| 2004-04-01 | 1 | $410,623 | 0.1% |
| 2004-05-01 | 1 | 442,368 | 0.1 |
| 2004-06-01 | 1 | 337,035 | 0.1 |
| 2004-07-01 | 3 | 1,143,146 | 0.4 |
| 2004-08-01 | 60 | 32,044,588 | 9.9 |
| 2004-09-01 | 236 | 114,874,910 | 35.7 |
| 2004-10-01 | 325 | 166,096,284 | 51.6 |
| 2004-11-01 | 12 | 6,709,332 | 2.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 2 | $744,000 | 0.2% |
| AZ | 8 | 3,264,185 | 1.0 |
| CA | 328 | 168,531,974 | 52.3 |
| CO | 15 | 7,689,367 | 2.4 |
| CT | 6 | 3,181,142 | 1.0 |
| DC | 3 | 1,628,000 | 0.5 |
| DE | 1 | 380,000 | 0.1 |
| FL | 51 | 24,719,824 | 7.7 |
| GA | 10 | 5,125,160 | 1.6 |
| HI | 5 | 3,781,000 | 1.2 |
| IL | 21 | 10,085,195 | 3.1 |
| IN | 1 | 437,000 | 0.1 |
| MA | 11 | 5,592,255 | 1.7 |
| MD | 29 | 14,908,717 | 4.6 |
| MI | 5 | 2,280,985 | 0.7 |
| MN | 1 | 354,000 | 0.1 |
| MO | 5 | 2,392,692 | 0.7 |
| NC | 8 | 4,486,250 | 1.4 |
| NJ | 12 | 5,477,262 | 1.7 |
| NM | 2 | 1,549,900 | 0.5 |
| NV | 29 | 12,472,063 | 3.9 |
| NY | 9 | 4,310,419 | 1.3 |
| OH | 3 | 2,207,728 | 0.7 |
| OR | 1 | 452,000 | 0.1 |
| PA | 2 | 892,826 | 0.3 |
| RI | 1 | 336,000 | 0.1 |
| SC | 2 | 752,840 | 0.2 |
| TN | 1 | 528,000 | 0.2 |
| TX | 12 | 6,579,175 | 2.0 |
| UT | 5 | 2,255,797 | 0.7 |
| VA | 44 | 21,418,964 | 6.7 |
| WA | 5 | 2,617,168 | 0.8 |
| WY | 1 | 626,400 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 32413 | 10 | $4,679,680 | 1.5% |
| 32541 | 8 | 4,260,424 | 1.3 |
| 89052 | 8 | 3,694,557 | 1.1 |
| 32550 | 8 | 3,215,400 | 1.0 |
| 92069 | 7 | 3,098,442 | 1.0 |
| 94539 | 4 | 2,774,025 | 0.9 |
| 20176 | 5 | 2,735,236 | 0.8 |
| 27927 | 4 | 2,468,000 | 0.8 |
| 95377 | 5 | 2,373,474 | 0.7 |
| 92024 | 3 | 2,314,775 | 0.7 |
| Other | 577 | 290,444,274 | 90.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 YR CMT | 14 | $5,842,684 | 1.8% |
| 1 YR LIBOR | 625 | 316,215,603 | 98.2 |
| Total: | 639 | $322,058,287 | 100.0% |





17

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 607 | $308,117,134 | 95.7% |
| 2.750% | 26 | 11,747,927 | 3.6 |
| 2.875% | 3 | 1,037,026 | 0.3 |
| 3.375% | 2 | 789,500 | 0.2 |
| 3.875% | 1 | 366,700 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 638 | $321,408,287 | 99.8% |
| 6.000% | 1 | 650,000 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 6.000% to 6.999% | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 9.500% to 9.999% | 5 | $3,527,776 | 1.1% |
| 10.000% to 10.499% | 43 | 22,297,309 | 6.9 |
| 10.500% to 10.999% | 147 | 77,711,740 | 24.1 |
| 11.000% to 11.499% | 303 | 149,295,867 | 46.4 |
| 11.500% to 11.999% | 121 | 59,831,444 | 18.6 |
| 12.000% to 12.499% | 19 | 8,946,149 | 2.8 |
| 12.500% to 12.999% | 1 | 448,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 7 to 36 | 627 | $315,348,955 | 97.9% |
| 37 to 60 | 12 | 6,709,332 | 2.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 360 | $187,293,442 | 58.2% |
| Planned Unit Development | 203 | 100,359,796 | 31.2 |
| Condominium | 73 | 32,621,849 | 10.1 |
| 2-4 Family | 3 | 1,783,200 | 0.6 |
| Total: | 639 | $322,058,287 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 578 | $293,786,318 | 91.2% |
| Second Home | 61 | 28,271,969 | 8.8 |
| Total: | 639 | $322,058,287 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 493 | $251,908,139 | 78.2% |
| Rate Term Refinance | 98 | 48,503,691 | 15.1 |
| Cash Out Refinance | 48 | 21,646,457 | 6.7 |
| Total: | 639 | $322,058,287 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 75 | $38,629,058 | 12.0% |
| Full Doc | 54 | 27,392,529 | 8.5 |
| Full/Alt Doc | 509 | 255,403,275 | 79.3 |
| Income Only | 1 | 633,425 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 2 | $1,404,000 | 0.4% |
| 0.001% to 10.000% | 6 | 3,995,079 | 1.2 |
| 10.001% to 20.000% | 26 | 13,654,174 | 4.2 |
| 20.001% to 30.000% | 94 | 48,324,350 | 15.0 |
| 30.001% to 40.000% | 311 | 149,647,813 | 46.5 |
| 40.001% to 50.000% | 183 | 95,536,737 | 29.7 |
| 50.001% to 60.000% | 17 | 9,496,135 | 2.9 |
| Total: | 639 | $322,058,287 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 638 | $321,658,287 | 99.9% |
| Y | 1 | 400,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 542 | $274,295,713 | 85.2% |
| N | 97 | 47,762,574 | 14.8 |
| Total: | 639 | $322,058,287 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 606 | $309,533,499 | 96.1% |
| OLTV > 80 and Insured | 33 | 12,524,788 | 3.9 |
| Total: | 639 | $322,058,287 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 381 | $194,426,384 | 60.4% |
| National City Mortgage | 258 | 127,631,903 | 39.6 |
| Total: | 639 | $322,058,287 | 100.0% |

| Stats |
|---|
| Count: 731 |
| Current Balance: $368,103,092 |
| Average Current Balance: $503,561 |
| Gross Weighted Average Coupon: 4.849% |
| Net Weighted Average Coupon: 4.598% |
| Weighted Average Expense Rate: 0.251% |
| Weighted Average Expense Rate - after Reset: 0.284% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 71.31% |
| Margin: 2.523% |
| Net Margin: 2.239% |
| Initial Periodic Cap: 5.009% |
| Subsequent Periodic Cap: 2.000% |
| Lifetime Cap: 5.009% |
| Maximum Interest Rate: 9.857% |
| Months to Next Roll: 59 |
| FICO Score: 735 |
| Max Zip Code Percentage: 1.246% |
| Debt-to-Income Ratio: 17.059% |

| Conforming | Count | Balance | Percent |
|---|---|---|---|
| N | 638 | $344,944,230 | 93.7% |
| Y | 93 | 23,158,862 | 6.3 |
| Total: | 731 | $368,103,092 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 22 | $3,552,326 | 1.0% |
| $200,000.01 to $350,000.00 | 116 | 35,056,742 | 9.5 |
| $350,000.01 to $500,000.00 | 327 | 136,935,398 | 37.2 |
| $500,000.01 to $650,000.00 | 159 | 91,855,504 | 25.0 |
| $650,000.01 to $800,000.00 | 44 | 31,839,361 | 8.6 |
| $800,000.01 to $950,000.00 | 18 | 15,915,893 | 4.3 |
| $950,000.01 to $1,100,000.00 | 32 | 31,984,425 | 8.7 |
| $1,100,000.01 to $1,250,000.00 | 3 | 3,632,996 | 1.0 |
| $1,250,000.01 to $1,400,000.00 | 1 | 1,268,000 | 0.3 |
| $1,400,000.01 to $1,550,000.00 | 6 | 8,989,550 | 2.4 |
| $1,850,000.01 to $2,000,000.00 | 1 | 1,972,898 | 0.5 |
| $2,000,000.01 to $2,150,000.00 | 1 | 2,100,000 | 0.6 |
| $2,900,000.01 to $3,050,000.00 | 1 | 3,000,000 | 0.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 2.750% to 2.999% | 5 | $1,895,183 | 0.5% |
| 3.000% to 3.249% | 3 | 1,239,200 | 0.3 |
| 3.250% to 3.499% | 3 | 1,113,900 | 0.3 |
| 3.500% to 3.749% | 18 | 6,895,354 | 1.9 |
| 3.750% to 3.999% | 35 | 14,811,060 | 4.0 |
| 4.000% to 4.249% | 63 | 34,289,111 | 9.3 |
| 4.250% to 4.499% | 130 | 69,942,593 | 19.0 |
| 4.500% to 4.749% | 136 | 67,150,565 | 18.2 |
| 4.750% to 4.999% | 11 | 6,164,655 | 1.7 |
| 5.000% to 5.249% | 33 | 16,554,380 | 4.5 |
| 5.250% to 5.499% | 107 | 57,095,021 | 15.5 |
| 5.500% to 5.749% | 93 | 46,154,167 | 12.5 |
| 5.750% to 5.999% | 56 | 27,628,415 | 7.5 |
| 6.000% to 6.249% | 21 | 9,086,417 | 2.5 |
| 6.250% to 6.499% | 6 | 2,142,700 | 0.6 |
| 6.500% to 6.749% | 8 | 4,508,149 | 1.2 |
| 6.750% to 6.999% | 2 | 782,223 | 0.2 |
| 7.500% to 7.749% | 1 | 650,000 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 675 | $340,323,067 | 92.5% |
| 3 to 5 | 52 | 24,577,656 | 6.7 |
| 6 to 8 | 3 | 1,723,816 | 0.5 |
| 12 to 14 | 1 | 1,478,553 | 0.4 |
| Total: | 731 | $368,103,092 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 45 | $31,354,420 | 8.5% |
| 50.001% to 60.000% | 60 | 39,603,790 | 10.8 |
| 60.001% to 70.000% | 89 | 49,634,610 | 13.5 |
| 70.001% to 75.000% | 72 | 37,715,382 | 10.2 |
| 75.001% to 80.000% | 454 | 205,764,171 | 55.9 |
| 80.001% to 85.000% | 2 | 708,915 | 0.2 |
| 85.001% to 90.000% | 3 | 1,318,902 | 0.4 |
| 90.001% to 95.000% | 6 | 2,002,903 | 0.5 |
| Total: | 731 | $368,103,092 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 45 | $31,354,420 | 8.5% |
| 50.001% to 60.000% | 61 | 39,949,790 | 10.9 |
| 60.001% to 70.000% | 92 | 50,985,578 | 13.9 |
| 70.001% to 75.000% | 69 | 36,364,414 | 9.9 |
| 75.001% to 80.000% | 453 | 205,418,171 | 55.8 |
| 80.001% to 85.000% | 2 | 708,915 | 0.2 |
| 85.001% to 90.000% | 3 | 1,318,902 | 0.4 |
| 90.001% to 95.000% | 6 | 2,002,903 | 0.5 |
| Total: | 731 | $368,103,092 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 0 to 539 | 1 | $399,436 | 0.1% |
| 600 to 639 | 3 | 1,120,976 | 0.3 |
| 640 to 679 | 66 | 33,499,853 | 9.1 |
| 680 to 699 | 81 | 41,069,079 | 11.2 |
| 700 to 719 | 108 | 58,142,625 | 15.8 |
| 720 to 759 | 240 | 117,300,797 | 31.9 |
| 760 to 799 | 222 | 110,245,145 | 29.9 |
| 800 to 819 | 10 | 6,325,182 | 1.7 |
| Total: | 731 | $368,103,092 | 100.0% |

| First Payment Date | Count | Balance | Percent |
|---|---|---|---|
| 2003-10-01 | 1 | $1,478,553 | 0.4% |
| 2004-04-01 | 3 | 1,723,816 | 0.5 |
| 2004-05-01 | 3 | 1,502,983 | 0.4 |
| 2004-06-01 | 15 | 7,557,598 | 2.1 |
| 2004-07-01 | 34 | 15,517,074 | 4.2 |
| 2004-08-01 | 119 | 62,575,730 | 17.0 |
| 2004-09-01 | 459 | 228,965,888 | 62.2 |
| 2004-10-01 | 97 | 48,781,450 | 13.3 |
| Total: | 731 | $368,103,092 | 100.0% |





19

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 1 | $210,320 | 0.1% |
| AR | 1 | 332,977 | 0.1 |
| AZ | 16 | 7,277,021 | 2.0 |
| CA | 334 | 182,904,370 | 49.7 |
| CO | 14 | 5,295,434 | 1.4 |
| CT | 9 | 5,594,333 | 1.5 |
| DC | 13 | 7,820,315 | 2.1 |
| DE | 3 | 1,436,802 | 0.4 |
| FL | 23 | 9,829,182 | 2.7 |
| GA | 20 | 7,759,958 | 2.1 |
| HI | 5 | 2,255,400 | 0.6 |
| ID | 3 | 1,231,639 | 0.3 |
| IL | 18 | 8,920,964 | 2.4 |
| IN | 3 | 1,115,574 | 0.3 |
| KS | 3 | 859,591 | 0.2 |
| LA | 1 | 232,273 | 0.1 |
| MA | 8 | 4,058,787 | 1.1 |
| MD | 36 | 18,157,489 | 4.9 |
| ME | 1 | 383,961 | 0.1 |
| MI | 11 | 5,170,390 | 1.4 |
| MN | 11 | 4,945,784 | 1.3 |
| MO | 2 | 1,041,750 | 0.3 |
| MS | 1 | 204,068 | 0.1 |
| NC | 17 | 8,192,254 | 2.2 |
| NE | 1 | 158,400 | 0.0 |
| NJ | 25 | 13,015,767 | 3.5 |
| NV | 16 | 7,480,887 | 2.0 |
| NY | 22 | 13,369,695 | 3.6 |
| OH | 8 | 2,592,223 | 0.7 |
| OR | 4 | 1,974,900 | 0.5 |
| PA | 11 | 5,298,524 | 1.4 |
| RI | 2 | 821,012 | 0.2 |
| SC | 6 | 1,869,597 | 0.5 |
| TN | 3 | 1,116,861 | 0.3 |
| TX | 8 | 3,555,199 | 1.0 |
| UT | 4 | 1,539,172 | 0.4 |
| VA | 46 | 20,679,664 | 5.6 |
| WA | 13 | 6,150,873 | 1.7 |
| WI | 7 | 2,498,102 | 0.7 |
| WY | 1 | 751,581 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 92657 | 4 | $4,585,000 | 1.2% |
| 90049 | 3 | 4,237,000 | 1.2 |
| 94583 | 7 | 3,587,412 | 1.0 |
| 95008 | 4 | 3,101,912 | 0.8 |
| 92660 | 4 | 2,975,696 | 0.8 |
| 95121 | 5 | 2,613,717 | 0.7 |
| 95762 | 5 | 2,543,636 | 0.7 |
| 94506 | 3 | 2,339,200 | 0.6 |
| 92154 | 5 | 2,152,110 | 0.6 |
| 92673 | 3 | 2,149,426 | 0.6 |
| Other | 688 | 337,817,983 | 91.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 YR CMT | 398 | $199,286,676 | 54.1% |
| 1 YR LIBOR | 333 | 168,816,416 | 45.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 329 | $167,107,313 | 45.4% |
| 2.750% | 401 | 200,599,680 | 54.5 |
| 3.125% | 1 | 396,100 | 0.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 726 | $364,885,183 | 99.1% |
| 6.000% | 5 | 3,217,910 | 0.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% to 5.999% | 726 | $364,885,183 | 99.1% |
| 6.000% to 6.999% | 5 | 3,217,910 | 0.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 7.500% to 7.999% | 5 | $1,895,183 | 0.5% |
| 8.000% to 8.499% | 6 | 2,353,100 | 0.6 |
| 8.500% to 8.999% | 53 | 21,706,414 | 5.9 |
| 9.000% to 9.499% | 193 | 104,231,704 | 28.3 |
| 9.500% to 9.999% | 147 | 73,315,219 | 19.9 |
| 10.000% to 10.499% | 138 | 71,762,847 | 19.5 |
| 10.500% to 10.999% | 148 | 73,322,582 | 19.9 |
| 11.000% to 11.499% | 27 | 12,244,315 | 3.3 |
| 11.500% to 11.999% | 11 | 5,750,372 | 1.6 |
| 12.000% to 12.499% | 2 | 871,356 | 0.2 |
| 12.500% to 12.999% | 1 | 650,000 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 37 to 60 | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 531 | $270,960,668 | 73.6% |
| Planned Unit Development | 121 | 60,541,186 | 16.4 |
| Condominium | 69 | 31,385,002 | 8.5 |
| Co-op | 7 | 3,578,736 | 1.0 |
| 2-4 Family | 3 | 1,637,500 | 0.4 |
| Total: | 731 | $368,103,092 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 695 | $349,971,525 | 95.1% |
| Second Home | 36 | 18,131,568 | 4.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 553 | $264,008,384 | 71.7% |
| Rate Term Refinance | 140 | 82,656,183 | 22.5 |
| Cash Out Refinance | 38 | 21,438,525 | 5.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 171 | $80,336,257 | 21.8% |
| Full Doc | 218 | 126,420,959 | 34.3 |
| Full/Alt Doc | 260 | 132,241,720 | 35.9 |
| Income Only | 12 | 4,719,664 | 1.3 |
| No Doc | 70 | 24,384,493 | 6.6 |
| Total: | 731 | $368,103,092 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 390 | $195,657,946 | 53.2% |
| 0.001% to 10.000% | 3 | 2,133,469 | 0.6 |
| 10.001% to 20.000% | 16 | 8,849,692 | 2.4 |
| 20.001% to 30.000% | 46 | 23,590,571 | 6.4 |
| 30.001% to 40.000% | 155 | 78,184,596 | 21.2 |
| 40.001% to 50.000% | 105 | 52,103,486 | 14.2 |
| 50.001% to 60.000% | 16 | 7,583,332 | 2.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 579 | $290,214,617 | 78.8% |
| N | 152 | 77,888,475 | 21.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 720 | $364,072,373 | 98.9% |
| OLTV > 80 and Insured | 11 | 4,030,719 | 1.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 196 | $98,603,648 | 26.8% |
| National City Mortgage | 147 | 74,626,294 | 20.3 |
| Wells Fargo | 388 | 194,873,150 | 52.9 |
| Total: | 731 | $368,103,092 | 100.0% |

Goldman Sachs

# $994,475,000 (approximate) of Offered Certificates

## GSR Mortgage Loan Trust 2004-12
## GS Mortgage Securities Corp., Depositor
## Mortgage Pass-Through Certificates, Series 2004-12

| Certificates | Group | Product Type | Approximate Certificate Balance [1] | Expected Ratings (Moody's and Fitch) | Expected Credit Enhancement Percentage [2] | Initial Coupon[3] | Estimated Avg. Life (yrs) CPB/YTC[4] | Estimated Avg. Life (yrs) MAT[5] | Principal Payment Window CPB/YTC[4] | Principal Payment Window MAT[5] | Pricing Speed |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1A1 | 1 | 1 mo or 6 mo | 309,927,000 | Aaa/AAA | 5.50% | 1ML+0.34% | 3.81 | 4.19 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1AX | 1 | 1 mo or 6 mo | 323,866,000 | Aaa/AAA | 5.50% | [ ]% | NA | NA | NA | NA | 20 CPR |
| 2A1 | 2 | 3/1 | 212,676,000 | Aaa/AAA | 4.10% | 4.250% | 1.91 | 3.27 | 11/04-08/07 | 11/04-08/34 | 25 CPB |
| 2A2 | 2 | 3/1 | 30,000,000 | Aaa/AAA | 4.10% | 3.554% | 1.91 | 3.27 | 11/04-08/07 | 11/04-08/34 | 25 CPB |
| 2A3 | 2 | 3/1 | 60,000,000 | Aaa/AAA | 4.10% | 4.500% | 1.91 | 3.27 | 11/04-08/07 | 11/04-08/34 | 25 CPB |
| 2A1X | 2 | 3/1 | 212,676,000 | Aaa/AAA | 4.10% | 0.605% | NA | NA | NA | NA | 25 CPR |
| 2A2X | 2 | 3/1 | 30,000,000 | Aaa/AAA | 4.10% | 1.301% | NA | NA | NA | NA | 25 CPR |
| 2A3X | 2 | 3/1 | 60,000,000 | Aaa/AAA | 4.10% | 0.355% | NA | NA | NA | NA | 25 CPR |
| 3A1 | 3 | 5/1 | 89,773,000 | Aaa/AAA | 4.10% | 4.598% | 0.50 | 0.50 | 11/04-10/05 | 11/04-10/05 | 25 CPB |
| 3A2 | 3 | 5/1 | 35,277,000 | Aaa/AAA | 4.10% | 4.598% | 1.25 | 1.25 | 10/05-04/06 | 10/05-04/06 | 25 CPB |
| 3A3 | 3 | 5/1 | 62,758,000 | Aaa/AAA | 4.10% | 4.598% | 2.00 | 2.00 | 04/06-05/07 | 04/06-05/07 | 25 CPB |
| 3A4 | 3 | 5/1 | 38,066,000 | Aaa/AAA | 4.10% | 4.598% | 3.00 | 3.00 | 05/07-04/08 | 05/07-04/08 | 25 CPB |
| 3A5 | 3 | 5/1 | 32,439,000 | Aaa/AAA | 4.10% | 4.598% | 4.00 | 4.00 | 04/08-05/09 | 04/08-05/09 | 25 CPB |
| 3A6 | 3 | 5/1 | 87,637,000 | Aaa/AAA | 4.10% | 4.598% | 4.77 | 7.76 | 05/09-08/09 | 05/09-08/34 | 25 CPB |
| 1B1 | 1 | 1 mo or 6 mo | 7,379,000 | AA | 3.25% | 1ML+0.60% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1B2 | 1 | 1 mo or 6 mo | 4,100,000 | A | 2.00% | 1ML+0.95% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1B3 | 1 | 1 mo or 6 mo | 2,460,000 | BBB | 1.25% | 1ML+1.60% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 2B1 | 2&3 | 3/1 | 12,513,000 | AA | 2.25% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |
| 2B2 | 2&3 | 3/1 | 6,426,000 | A | 1.30% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |
| 2B3 | 2&3 | 3/1 | 3,044,000 | BBB | 0.85% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |

1. The Certificate Sizes are approximate, based on projected scheduled October 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance. The notional principal amount of the Class 1AX Certificates will be equal to the sum of the principal balance of the Class 1A1, 1B1, 1B2 and 1B3 Certificates. The notional principal balance of the Class 2A1X, Class 2A2X and Class 2A3X Certificates will be equal to the principal amounts of the Class 2A1, Class 2A2 and Class 2A3 Certificates respectively. No principal will be distributed on the Class 1AX and Class 2AX Certificates.
2. The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.
3. For the Class 1A1 Certificates, the Pass-Through Rate will equal the lesser of 1ML+0.34% and the weighted average of the net rates of the Group 1 Mortgage Loans. For the Class 2A1 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.250% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A2 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 3.554% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A3 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.500% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates, the Pass-Through Rate will equal the weighted average of the net interest rates of the Group 3 Mortgage Loans. For the Class 1AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 1 mortgage loans over the weighted average certificate interest rate on the Class 1A1, Class 1B1, Class 1B2, and Class 1B3 Certificates. For the Class 2A1X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A1 Certificate. For the Class 2A2X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A2 Certificate. For the Class 2A3X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A3 Certificate. For the Class 1B1, 1B2 and 1B3 Certificates, the Pass-Through Rates will equal the lesser of 1ML+0.60%, 1ML+0.95% and 1ML+1.60% respectively, and the weighted average of the net rates for the Group 1 Mortgage Loans. For the Class 1B4, 1B5, and 1B6 Subordinate certificates the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 1 mortgage loan group. For the Class 2B1, 2B2, 2B3, 2B4, 2B5 and 2B6 Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 2 and Group 3 mortgage loan groups.
4. Average Life and Payment Windows are calculated based upon a prepayment speed of 20 CPR to the call date for the Group 1 Certificates and 25 CPR to the reset date (CPB) for all other certificates. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.
5. Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the maturity date.
6. The Class 2A1, Class 2A2, and Class 2A3 Certificates are amortized pro-rata, while the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5 and Class 3A6 amortize sequentially, with payments going to the Class 3A1, then Class 3A2, then Class 3A3, then Class 3A4, then Class 3A5, then Class 3A6 Certificates.

## Preliminary Collateral Description[(1)]

| | Group 1 | | Group 2 | Group 3 | Total |
|---|---|---|---|---|---|
| Product | 1 Month ARM | 6 Month ARM | 3/1 Hybrid | 5/1 Hybrid | |
| Aggregate Principal Balance | $67,688,052 | $266,970,808 | $322,058,287 | $368,103,092 | $1,024,820,240 |
| Average Loan Balance | $367,870 | $369,766 | $504,004 | $503,561 | $450,273 |
| Number of Loans | 184 | 722 | 639 | 731 | 2,276 |
| Weighted Average Months to Roll | 1 | 4 | 35 | 58 | 33 |
| Weighted Average Term to Maturity | 358 | 358 | 359 | 359 | 359 |
| Gross WAC | 3.407% | 3.663% | 5.110% | 4.849% | 4.527% |
| Weighted Average Expense Rate before reset | 0.391% | 0.348% | 0.255% | 0.251% | 0.287% |
| Weighted Average Expense Rate after reset | 0.391% | 0.348% | 0.255% | 0.284% | 0.299% |
| Net WAC | 3.016% | 3.314% | 4.855% | 4.598% | 4.240% |
| Initial Cap[(2)] | 0.000% | 0.000% | 2.008% | 5.009% | 2.476% |
| Periodic Cap[(2)] | 0.000% | 0.000% | 2.000% | 2.000% | 1.393% |
| Lifetime Cap | 8.593% | 7.880% | 6.000% | 5.009% | 6.305% |
| Gross WAC Range | 2.265%-4.625% | 2.750%-5.625% | 3.625%-6.500% | 2.750%-7.625% | 2.625%-7.625% |
| Maximum Gross WAC | 12.000% | 11.541% | 11.110% | 9.857% | 10.831% |
| Gross Margin | 2.091% | 2.033% | 2.275% | 2.523% | 2.289% |
| Net Margin | 1.700% | 1.685% | 2.020% | 2.239% | 1.990% |
| One- Month LIBOR Indexed Percent | 100% | 0% | 0% | 0% | 7% |
| Six- Month LIBOR Indexed Percent | 0% | 100% | 0% | 0% | 26% |
| One-Year LIBOR Indexed Percent | 0% | 0% | 98% | 46% | 47% |
| Six- Month CMT Indexed Percent | 0% | 0% | 0% | 0% | 0% |
| One-Year CMT Indexed Percent | 0% | 0% | 2% | 54% | 20% |
| FICO | 715 | 718 | 733 | 735 | 729 |
| Interest Only Percent | 100% | 81% | 85% | 79% | 83% |
| Cash Out Refinance Percent | 2% | 11% | 7% | 6% | 7% |
| California Percent | 44% | 45% | 52% | 50% | 49% |
| Primary Residence Percent | 98% | 93% | 91% | 95% | 93% |
| Single Family and PUD Percent | 92% | 90% | 89% | 90% | 90% |
| Single Largest Zip Code Percent | 3% | 2% | 1% | 1% | 1% |
| Largest Individual Loan Balance | $2,000,000 | $2,665,000 | $1,500,000 | $3,000,000 | $3,000,000 |

(1) Using September 1, 2004 scheduled balances
(2) Approximately 14% of the Group 1 - 6 month ARM Mortgage loans have an initial and periodic cap of 1%

## Time Table

| | |
|---|---|
| Cut-Off Date: | October 1, 2004 |
| Settlement Date: | October 29, 2004 |
| Distribution Date: | 25th of each month or the next business day |
| First Distribution Date: | November 26, 2004 |

## Features of the Transaction

- Offering consists of certificates totaling approximately $994,475,100 of which $958,553,100 are expected to be rated Aaa/AAA by Moody's and Fitch. $19,892,000 are expected to be rated AA, $10,526,000 are expected to be rated A and $5,504,000 are expected to be rated BBB by Fitch.
- The expected amount of credit support for Class 1A1 and 1AX senior certificates will be approximately 5.50% (+/- 0.50%), and for the Class 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 senior certificates will be approximately 4.10% (+/- 0.50%).
- All collateral consists of 1 month and 6 month adjustable rate mortgage loans, and 3/1, and 5/1 hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, and National City Mortgage Co.

## Structure of the Certificates

As the mortgagors make scheduled principal payments and prepayments on the mortgage loans in each loan group, that principal is distributed to the holders of the senior certificates related to the respective loan group. The subordinate certificates will receive principal payments only from the related collateral groups, but will be entitled to principal prepayments only subject to the conditions as described in the shifting interest section below. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class 1B1, Class 1B2, and Class 1B3 Certificates (the " Group 1 Senior Subordinate Certificates") and the Class 1B4, Class 1B5, and Class 1B6 Certificates (the "Group 1 Junior Subordinate Certificates", not offered hereby, and together with the Group 1 Senior Subordinate Certificates, the "Group 1 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral group and, therefore, provide credit protection to the Class 1A1, and the Class 1AX Certificates (collectively the "Group 1 Senior Certificates"). The Class 2B1, Class 2B2, and Class 2B3 Certificates (the " Group 2 Senior Subordinate Certificates") and the Class 2B4, Class 2B5, and Class 2B6 Certificates (the "Group 2 Junior Subordinate Certificates", not offered hereby, and together with the Group 2 Senior Subordinate Certificates, the "Group 2 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral groups (Groups 2 and 3) and, therefore, provide credit protection to the Class 2A1, Class 2A2, Class 2A3, Class 2A1X, Class 2A2X, and Class 2A3X Certificates (collectively the "Group 2 Senior Certificates") and to the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates (the "Group 3 Senior Certificates"). If on any distribution date there is a shortfall in the funds needed to make all payments to certificate-holders, the senior certificates will receive distributions of interest and principal before the subordinate certificates are entitled to receive distributions of interest or principal from their respective collateral group, and the related subordinate certificates will receive distributions in order of their numerical class designations.

### Shifting Interest on the Group 1 Certificates

Unless the aggregate class principal balance of the Group 1 subordinate certificates has reached a certain level relative to the Group 1 Senior Certificates, or the delinquencies and losses on the Group 1 mortgage loans exceed certain limits, the related Group 1 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 10th anniversary of the first distribution date (i.e., the distribution date in October 2014). Thereafter, the Group 1 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and prepayments.

If before the Distribution Date in November 2007 the credit support to the related Group 1 Senior Certificates is greater than two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

### Shifting Interest on the Group 2 and Group 3 Certificates

Unless the aggregate class principal balance of the Group 2 subordinate certificates has reached a certain level relative to the related Group 2 and Group 3 Senior Certificates, or the delinquencies and losses on the Group 2 and Group 3 mortgage loans exceed certain limits, the related Group 2 and Group 3 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 5th anniversary of the first distribution date (i.e., the distribution date in October 2009). Thereafter, the Group 2 and Group 3 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and a decreasing share of principal prepayments. This will result in a faster rate of return of principal to the Group 2 and Group 3 senior certificates than would occur if those senior certificates and the related subordinate certificates received all payments pro rata, and increases the likelihood that holders of the senior certificates (other than the interest only certificates) will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Group 2 Subordinate Certificates are as follows:

| Distribution Date | Percentage |
|---|---|
| November 2004 – October 2009 | 0% |
| November 2009 – October 2010 | 30% |
| November 2010 – October 2011 | 40% |
| November 2011 – October 2012 | 60% |
| November 2012 – October 2013 | 80% |
| November 2013 and after | 100% |

If before the Distribution Date in November 2007 the credit support to the related Group 2 and Group 3 Senior Certificates is greater than two times the original credit support percentage, then the related Group 2 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 2 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

## Key Terms

**Issuer:** GSR Mortgage Loan Trust 2004-12

**Depositor:** GS Mortgage Securities Corp

**Originators:** Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.

**Servicers:** Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.

**Trustee:** Wells Fargo Bank, N.A.

**Rating Agencies:** Moody's and Fitch

**Type of Issuance:** Public for all the Offered Certificates

**Servicer Advancing:** To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

**Compensating Interest:** With respect to National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

**Interest Accrual:** On a 30/360 basis; except for the Class 1A1, 1B1, 1B2 and 1B3 Certificates, the accrual period is the calendar month preceding the month of each Distribution Date. The Class 1A1, 1B1, 1B2 and 1B3 Certificates have an accrual period from the 25th of the month preceding the month of each Distribution Date to the 24th of the month in which distribution occurs.

**Group 1 Mortgage Loans:** The Group 1 first lien Mortgage Loans consist of 20.2% One-Month LIBOR, and 79.8% Six-Month LIBOR indexed 1 month and 6 month ARMs secured by one-to-four family residential properties. Approximately 78.8% of the Group 1 Mortgage Loans require only the payment of interest for 10 years after the origination date, and 6.2% of the Group 1 Mortgage Loans require only the payment of interest for 3 years after the origination date. The mortgage interest rates adjust monthly or semi-annually. The mortgage interest rates will be indexed to One-Month LIBOR or to Six-Month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] Except for 14% of the Mortgage Loans in Group 1 which have a Periodic and Subsequent Interest Rate Cap of 1.000%, neither the 1 month ARM Mortgage Loans, nor the 6 Month ARM Mortgage Loans have Periodic or Subsequent Interest Rate Caps. The mortgage interest rates for the 1 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 8.593% over the initial mortgage interest rate, on a weighted average basis. The mortgage interest rates for the 6 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 7.880% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 2 Mortgage Loans:** The Group 2 first lien Mortgage Loans consist of 98.2% One-Year LIBOR and 1.8% One-Year CMT indexed 3-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 85.2% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date.

---

[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

**Group 2 Mortgage Loans Cont'd:** The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have a Periodic Interest Rate Cap of 2.008% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 3 Mortgage Loans:** The Group 3 first lien Mortgage Loans consist of 45.9% One-Year LIBOR and 54.1% One-Year CMT indexed 5-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 78.8% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5.009% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.009% over the initial mortgage interest rate.[2]

**Expense Fee Rate:** The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.357%, 0.255% and 0.251% for the Group 1, Group 2, and Group 3 Mortgage Loans respectively. 26.8% of the Group 3 Mortgage loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, and Group 2 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

**Expected Subordination:** 5.50% (+/- 0.50%), for the 1A1, and 1AX Senior Certificates; 4.10% for the 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 Senior Certificates.

**Other Certificates:** The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

| Certificate | Orig. Balance | WAC |
|---|---|---|
| 1B4 | 1,639,000 | 3.270% |
| 1B5 | 984,000 | 3.270% |
| 1B6 | 1,476,683 | 3.270% |
| 2B4 | 2,029,000 | 4.718% |
| 2B5 | 1,352,000 | 4.718% |
| 2B6 | 2,368,052 | 4.718% |

**Clean Up Call:** 10% of the Cut-off Date principal balance of the Mortgage Loans

**Tax Treatment:** It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

---

[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

**ERISA Eligibility:** The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

**SMMEA Eligibility:** The Senior, Class 1B1 and Class 2B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

**Minimum Denomination:** $25,000 for the Senior Certificates

**Delivery:** Senior Certificates and Senior Subordinate Certificates – DTC

| Stats |
|---|
| Count: 2,276 |
| Current Balance: $1,024,820,240 |
| Average Current Balance: $450,273 |
| Gross Weighted Average Coupon: 4.527% |
| Net Weighted Average Coupon: 4.240% |
| Weighted Average Expense Rate: 0.287% |
| Weighted Average Expense Rate - after Reset: 0.299% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 72.62% |
| Margin: 2.289% |
| Net Margin: 1.990% |
| Non-Zero Initial Periodic Cap: 3.442% |
| Non-Zero Subsequent Periodic Cap: 1.936% |
| Lifetime Cap: 6.305% |
| Maximum Interest Rate: 10.831% |
| Months to Next Roll: 33 |
| FICO Score: 729 |
| Max Zip Code Percentage: 0.679% |
| Debt-to-Income Ratio: 26.552% |

| Conforming | Count | Balance | Percent |
|---|---|---|---|
| N | 1,668 | $897,459,999 | 87.6% |
| Y | 608 | 127,360,241 | 12.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 282 | $40,608,990 | 4.0% |
| $200,000.01 to $350,000.00 | 458 | 131,631,591 | 12.8 |
| $350,000.01 to $500,000.00 | 872 | 364,264,470 | 35.5 |
| $500,000.01 to $650,000.00 | 384 | 223,123,022 | 21.8 |
| $650,000.01 to $800,000.00 | 107 | 77,626,826 | 7.6 |
| $800,000.01 to $950,000.00 | 64 | 56,179,314 | 5.5 |
| $950,000.01 to $1,100,000.00 | 72 | 71,696,345 | 7.0 |
| $1,100,000.01 to $1,250,000.00 | 8 | 9,598,996 | 0.9 |
| $1,250,000.01 to $1,400,000.00 | 3 | 3,992,997 | 0.4 |
| $1,400,000.01 to $1,550,000.00 | 12 | 17,942,050 | 1.8 |
| $1,550,000.01 to $1,700,000.00 | 1 | 1,694,492 | 0.2 |
| $1,700,000.01 to $1,850,000.00 | 4 | 7,031,000 | 0.7 |
| $1,850,000.01 to $2,000,000.00 | 6 | 11,665,148 | 1.1 |
| $2,000,000.01 to $2,150,000.00 | 1 | 2,100,000 | 0.2 |
| $2,600,000.01 to $2,750,000.00 | 1 | 2,665,000 | 0.3 |
| $2,900,000.01 to $3,050,000.00 | 1 | 3,000,000 | 0.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 2.500% to 2.749% | 2 | $934,793 | 0.1% |
| 2.750% to 2.999% | 29 | 11,955,718 | 1.2 |
| 3.000% to 3.249% | 67 | 25,464,767 | 2.5 |
| 3.250% to 3.499% | 179 | 79,595,516 | 7.8 |
| 3.500% to 3.749% | 253 | 89,047,347 | 8.7 |
| 3.750% to 3.999% | 267 | 98,988,058 | 9.7 |
| 4.000% to 4.249% | 205 | 85,812,829 | 8.4 |
| 4.250% to 4.499% | 177 | 89,939,728 | 8.8 |
| 4.500% to 4.749% | 209 | 101,594,921 | 9.9 |
| 4.750% to 4.999% | 111 | 55,981,750 | 5.5 |
| 5.000% to 5.249% | 178 | 86,770,419 | 8.5 |
| 5.250% to 5.499% | 269 | 137,650,551 | 13.4 |
| 5.500% to 5.749% | 162 | 80,071,886 | 7.8 |
| 5.750% to 5.999% | 110 | 54,448,318 | 5.3 |
| 6.000% to 6.249% | 36 | 16,633,417 | 1.6 |
| 6.250% to 6.499% | 10 | 3,541,850 | 0.3 |
| 6.500% to 6.749% | 9 | 4,956,149 | 0.5 |
| 6.750% to 6.999% | 2 | 782,223 | 0.1 |
| 7.500% to 7.749% | 1 | 650,000 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 1,953 | $900,755,200 | 87.9% |
| 3 to 5 | 249 | 101,770,456 | 9.9 |
| 6 to 8 | 68 | 18,884,151 | 1.8 |
| 9 to 11 | 5 | 1,931,879 | 0.2 |
| 12 to 14 | 1 | 1,478,553 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 123 | $66,807,174 | 6.5% |
| 50.001% to 60.000% | 155 | 88,383,875 | 8.6 |
| 60.001% to 70.000% | 328 | 176,983,136 | 17.3 |
| 70.001% to 75.000% | 255 | 118,496,262 | 11.6 |
| 75.001% to 80.000% | 1,248 | 530,465,916 | 51.8 |
| 80.001% to 85.000% | 9 | 2,177,009 | 0.2 |
| 85.001% to 90.000% | 76 | 21,446,423 | 2.1 |
| 90.001% to 95.000% | 82 | 20,060,443 | 2.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 125 | $67,431,573 | 6.6% |
| 50.001% to 60.000% | 157 | 88,995,266 | 8.7 |
| 60.001% to 70.000% | 330 | 177,774,208 | 17.3 |
| 70.001% to 75.000% | 256 | 118,457,634 | 11.6 |
| 75.001% to 80.000% | 1,240 | 527,776,896 | 51.5 |
| 80.001% to 85.000% | 10 | 2,877,796 | 0.3 |
| 85.001% to 90.000% | 76 | 21,446,423 | 2.1 |
| 90.001% to 95.000% | 82 | 20,060,443 | 2.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 0 to 539 | 1 | $399,436 | 0.0% |
| 600 to 639 | 77 | 27,613,295 | 2.7 |
| 640 to 679 | 281 | 112,285,990 | 11.0 |
| 680 to 699 | 240 | 108,072,843 | 10.5 |
| 700 to 719 | 355 | 162,778,789 | 15.9 |
| 720 to 759 | 738 | 341,155,400 | 33.3 |
| 760 to 799 | 551 | 256,289,619 | 25.0 |
| 800 to 819 | 30 | 14,689,669 | 1.4 |
| 820 to 839 | 3 | 1,535,199 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| First Payment Date | Count | Balance | Percent |
|---|---|---|---|
| 2003-10-01 | 1 | $1,478,553 | 0.1% |
| 2003-12-01 | 1 | 283,030 | 0.0 |
| 2004-01-01 | 4 | 1,648,849 | 0.2 |
| 2004-02-01 | 10 | 1,974,864 | 0.2 |
| 2004-03-01 | 22 | 4,990,714 | 0.5 |
| 2004-04-01 | 36 | 11,918,573 | 1.2 |
| 2004-05-01 | 46 | 17,465,224 | 1.7 |
| 2004-06-01 | 43 | 20,259,510 | 2.0 |
| 2004-07-01 | 160 | 64,045,723 | 6.2 |
| 2004-08-01 | 516 | 217,867,073 | 21.3 |
| 2004-09-01 | 1,003 | 461,301,061 | 45.0 |
| 2004-10-01 | 422 | 214,877,734 | 21.0 |
| 2004-11-01 | 12 | 6,709,332 | 0.7 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 11 | $3,234,282 | 0.3% |
| AR | 1 | 332,977 | 0.0 |
| AZ | 74 | 22,715,157 | 2.2 |
| CA | 952 | 501,587,394 | 48.9 |
| CO | 64 | 22,534,083 | 2.2 |
| CT | 15 | 8,775,475 | 0.9 |
| DC | 18 | 10,550,777 | 1.0 |
| DE | 6 | 2,231,902 | 0.2 |
| FL | 136 | 54,301,990 | 5.3 |
| GA | 67 | 21,972,846 | 2.1 |
| HI | 11 | 6,268,400 | 0.6 |
| IA | 1 | 143,000 | 0.0 |
| ID | 6 | 1,760,124 | 0.2 |
| IL | 69 | 32,915,833 | 3.2 |
| IN | 9 | 2,377,703 | 0.2 |
| KS | 6 | 1,473,125 | 0.1 |
| KY | 17 | 3,392,829 | 0.3 |
| LA | 7 | 1,472,305 | 0.1 |
| MA | 37 | 16,084,705 | 1.6 |
| MD | 103 | 49,447,587 | 4.8 |
| ME | 3 | 608,946 | 0.1 |
| MI | 40 | 13,551,937 | 1.3 |
| MN | 29 | 8,996,096 | 0.9 |
| MO | 18 | 6,649,939 | 0.6 |
| MS | 1 | 204,068 | 0.0 |
| NC | 46 | 19,218,948 | 1.9 |
| NE | 2 | 322,888 | 0.0 |
| NH | 6 | 1,664,249 | 0.2 |
| NJ | 61 | 29,335,878 | 2.9 |
| NM | 3 | 1,869,499 | 0.2 |
| NV | 57 | 23,371,551 | 2.3 |
| NY | 35 | 18,470,620 | 1.8 |
| OH | 48 | 13,174,562 | 1.3 |
| OR | 17 | 5,831,384 | 0.6 |
| PA | 23 | 8,765,769 | 0.9 |
| RI | 4 | 1,645,012 | 0.2 |
| SC | 17 | 5,476,298 | 0.5 |
| TN | 13 | 3,886,229 | 0.4 |
| TX | 38 | 15,588,541 | 1.5 |
| UT | 16 | 5,454,386 | 0.5 |
| VA | 140 | 56,853,862 | 5.5 |
| WA | 38 | 15,862,502 | 1.5 |
| WI | 8 | 2,898,102 | 0.3 |
| WV | 1 | 168,500 | 0.0 |
| WY | 2 | 1,377,981 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 32413 | 15 | $6,960,480 | 0.7% |
| 89052 | 14 | 6,418,578 | 0.6 |
| 92024 | 9 | 5,962,756 | 0.6 |
| 94583 | 11 | 5,789,170 | 0.6 |
| 90004 | 4 | 5,580,347 | 0.5 |
| 92657 | 5 | 5,533,443 | 0.5 |
| 92130 | 9 | 5,482,762 | 0.5 |
| 94566 | 9 | 5,284,794 | 0.5 |
| 92037 | 5 | 5,066,083 | 0.5 |
| 32541 | 9 | 4,722,824 | 0.5 |
| Other | 2,186 | 968,019,003 | 94.5 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 MO LIBOR | 184 | $67,688,052 | 6.6% |
| 1 YR CMT | 412 | 205,129,360 | 20.0 |
| 1 YR LIBOR | 958 | 485,032,019 | 47.3 |
| 6 MO LIBOR | 722 | 266,970,808 | 26.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 1.500% | 61 | $25,658,244 | 2.5% |
| 1.625% | 39 | 12,122,645 | 1.2 |
| 1.750% | 67 | 27,792,654 | 2.7 |
| 1.875% | 89 | 29,509,226 | 2.9 |
| 2.000% | 220 | 98,588,320 | 9.6 |
| 2.125% | 153 | 54,643,169 | 5.3 |
| 2.250% | 1,048 | 511,657,687 | 49.9 |
| 2.375% | 47 | 16,796,116 | 1.6 |
| 2.500% | 73 | 23,031,977 | 2.2 |
| 2.625% | 3 | 877,378 | 0.1 |
| 2.750% | 445 | 216,297,746 | 21.1 |
| 2.875% | 11 | 2,806,281 | 0.3 |
| 3.000% | 4 | 943,200 | 0.1 |
| 3.125% | 7 | 1,606,705 | 0.2 |
| 3.250% | 2 | 548,650 | 0.1 |
| 3.375% | 6 | 1,573,542 | 0.2 |
| 3.875% | 1 | 366,700 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 28.1% |
| 1.000% | 104 | 47,124,154 | 4.6 |
| 2.000% | 638 | 321,408,287 | 31.4 |
| 5.000% | 726 | 364,885,183 | 35.6 |
| 6.000% | 6 | 3,867,910 | 0.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 28.1% |
| 1.000% | 104 | 47,124,154 | 4.6 |
| 2.000% | 1,370 | 690,161,379 | 67.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% to 5.999% | 726 | $364,885,183 | 35.6% |
| 6.000% to 6.999% | 753 | 374,437,406 | 36.5 |
| 7.000% to 7.999% | 89 | 24,831,644 | 2.4 |
| 8.000% to 8.999% | 655 | 239,478,309 | 23.4 |
| 9.000% to 9.999% | 53 | 21,187,698 | 2.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 7.500% to 7.999% | 5 | $1,895,183 | 0.2% |
| 8.000% to 8.499% | 6 | 2,353,100 | 0.2 |
| 8.500% to 8.999% | 57 | 23,832,724 | 2.3 |
| 9.000% to 9.499% | 247 | 129,625,342 | 12.6 |
| 9.500% to 9.999% | 194 | 95,235,994 | 9.3 |
| 10.000% to 10.499% | 185 | 95,271,363 | 9.3 |
| 10.500% to 10.999% | 295 | 151,034,322 | 14.7 |
| 11.000% to 11.499% | 330 | 161,540,182 | 15.8 |
| 11.500% to 11.999% | 132 | 65,581,817 | 6.4 |
| 12.000% to 12.499% | 823 | 297,352,212 | 29.0 |
| 12.500% to 12.999% | 2 | 1,098,000 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 0 | 23 | $5,458,924 | 0.5% |
| 1 to 6 | 883 | 329,199,936 | 32.1 |
| 7 to 36 | 627 | 315,348,955 | 30.8 |
| 37 to 60 | 743 | 374,812,424 | 36.6 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 2,272 | $1,023,181,826 | 99.8% |
| 30 | 4 | 1,638,413 | 0.2 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 1,464 | $683,670,925 | 66.7% |
| Planned Unit Development | 549 | 237,037,245 | 23.1 |
| Condominium | 217 | 87,588,635 | 8.5 |
| Co-op | 37 | 11,211,170 | 1.1 |
| 2-4 Family | 9 | 5,312,265 | 0.5 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |



38

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 2,109 | $957,650,364 | 93.4% |
| Second Home | 163 | 66,048,608 | 6.4 |
| Investment | 4 | 1,121,268 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 1,318 | $559,955,159 | 54.6% |
| National City Mortgage | 466 | 222,867,777 | 21.7 |
| Wells Fargo | 492 | 241,997,304 | 23.6 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 1,456 | $679,765,039 | 66.3% |
| Rate Term Refinance | 650 | 270,522,655 | 26.4 |
| Cash Out Refinance | 170 | 74,532,546 | 7.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 445 | $215,730,893 | 21.1% |
| Full Doc | 757 | 305,213,264 | 29.8 |
| Full/Alt Doc | 898 | 427,470,010 | 41.7 |
| Income Only | 101 | 51,314,810 | 5.0 |
| No Doc | 75 | 25,091,262 | 2.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 500 | $245,437,978 | 23.9% |
| 0.001% to 10.000% | 35 | 15,559,727 | 1.5 |
| 10.001% to 20.000% | 130 | 48,777,308 | 4.8 |
| 20.001% to 30.000% | 320 | 144,764,740 | 14.1 |
| 30.001% to 40.000% | 702 | 322,412,649 | 31.5 |
| 40.001% to 50.000% | 491 | 215,265,886 | 21.0 |
| 50.001% to 60.000% | 97 | 32,424,546 | 3.2 |
| 60.001% to 70.000% | 1 | 177,406 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 2,275 | $1,024,420,240 | 100.0% |
| Y | 1 | 400,000 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 1,913 | $848,719,684 | 82.8% |
| N | 363 | 176,100,555 | 17.2 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 2,109 | $981,136,364 | 95.7% |
| OLTV > 80 and Insured | 167 | 43,683,875 | 4.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |





31

| Stats |
|---|
| Count: 906 |
| Current Balance: $334,658,860 |
| Average Current Balance: $369,381 |
| Gross Weighted Average Coupon: 3.611% |
| Net Weighted Average Coupon: 3.254% |
| Weighted Average Expense Rate: 0.357% |
| Weighted Average Expense Rate - after Reset: 0.357% |
| Original Term: 360 |
| Remaining Term: 358 |
| Age: 2 |
| Original Loan-to-Value Ratio: 71.12% |
| Margin: 2.044% |
| Net Margin: 1.688% |
| Non-Zero Initial Periodic Cap: 1.000% |
| Non-Zero Subsequent Periodic Cap: 1.000% |
| Lifetime Cap: 8.024% |
| Maximum Interest Rate: 11.634% |
| Months to Next Roll: 4 |
| FICO Score: 718 |
| Max Zip Code Percentage: 1.667% |
| Debt-to-Income Ratio: 28.379% |

| Conforming | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| N | 391 | $230,457,482 | 68.9% | 19.4% | 80.6% |
| Y | 515 | 104,201,378 | 31.1 | 22.1 | 77.9 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Principal Balance | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| $50,000.01 to $200,000.00 | 260 | $37,056,664 | 11.1% | 20.1% | 79.9% |
| $200,000.01 to $350,000.00 | 278 | 74,695,336 | 22.3 | 21.8 | 78.2 |
| $350,000.01 to $500,000.00 | 188 | 78,756,388 | 23.5 | 16.7 | 83.3 |
| $500,000.01 to $650,000.00 | 99 | 58,309,480 | 17.4 | 19.2 | 80.8 |
| $650,000.01 to $800,000.00 | 25 | 18,306,683 | 5.5 | 19.4 | 80.6 |
| $800,000.01 to $950,000.00 | 19 | 16,545,749 | 4.9 | 16.2 | 83.8 |
| $950,000.01 to $1,100,000.00 | 15 | 14,962,321 | 4.5 | 26.5 | 73.5 |
| $1,100,000.01 to $1,250,000.00 | 4 | 4,766,000 | 1.4 | 25.2 | 74.8 |
| $1,250,000.01 to $1,400,000.00 | 2 | 2,724,997 | 0.8 | 0.0 | 100.0 |
| $1,400,000.01 to $1,550,000.00 | 5 | 7,452,500 | 2.2 | 59.7 | 40.3 |
| $1,550,000.01 to $1,700,000.00 | 1 | 1,694,492 | 0.5 | 0.0 | 100.0 |
| $1,700,000.01 to $1,850,000.00 | 4 | 7,031,000 | 2.1 | 24.9 | 75.1 |
| $1,850,000.01 to $2,000,000.00 | 5 | 9,692,250 | 2.9 | 20.6 | 79.4 |
| $2,600,000.01 to $2,750,000.00 | 1 | 2,665,000 | 0.8 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Current Rate | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2.500% to 2.749% | 2 | $934,793 | 0.3% | 100.0% | 0.0% |
| 2.750% to 2.999% | 24 | 10,060,535 | 3.0 | 53.5 | 46.5 |
| 3.000% to 3.249% | 64 | 24,225,567 | 7.2 | 43.7 | 56.3 |
| 3.250% to 3.499% | 176 | 78,481,616 | 23.5 | 27.5 | 72.5 |
| 3.500% to 3.749% | 234 | 81,155,267 | 24.3 | 18.9 | 81.1 |
| 3.750% to 3.999% | 228 | 81,645,948 | 24.4 | 11.5 | 88.5 |
| 4.000% to 4.249% | 123 | 41,361,112 | 12.4 | 6.7 | 93.3 |
| 4.250% to 4.499% | 23 | 7,862,432 | 2.3 | 2.7 | 97.3 |
| 4.500% to 4.749% | 18 | 4,655,861 | 1.4 | 31.8 | 68.2 |
| 4.750% to 4.999% | 8 | 1,893,850 | 0.6 | 0.0 | 100.0 |
| 5.000% to 5.249% | 2 | 698,524 | 0.2 | 0.0 | 100.0 |
| 5.250% to 5.499% | 2 | 777,178 | 0.2 | 0.0 | 100.0 |
| 5.500% to 5.749% | 2 | 906,178 | 0.3 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Age | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 to 2 | 645 | $240,707,018 | 71.9% | 24.2% | 75.8% |
| 3 to 5 | 192 | 75,270,251 | 22.5 | 4.1 | 95.9 |
| 6 to 8 | 64 | 16,749,712 | 5.0 | 30.9 | 69.1 |
| 9 to 11 | 5 | 1,931,879 | 0.6 | 64.5 | 35.5 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Original Loan-To-Value Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.001% to 50.000% | 65 | $29,093,965 | 8.7% | 29.5% | 70.5% |
| 50.001% to 60.000% | 69 | 32,394,587 | 9.7 | 20.6 | 79.4 |
| 60.001% to 70.000% | 150 | 76,487,326 | 22.9 | 18.7 | 81.3 |
| 70.001% to 75.000% | 126 | 50,046,051 | 15.0 | 19.7 | 80.3 |
| 75.001% to 80.000% | 373 | 119,508,563 | 35.7 | 18.1 | 81.9 |
| 80.001% to 85.000% | 7 | 1,468,094 | 0.4 | 7.8 | 92.2 |
| 85.001% to 90.000% | 57 | 13,928,308 | 4.2 | 29.8 | 70.2 |
| 90.001% to 95.000% | 59 | 11,731,966 | 3.5 | 20.7 | 79.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Current Loan-To-Value Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.001% to 50.000% | 66 | $29,168,364 | 8.7% | 29.7% | 70.3% |
| 50.001% to 60.000% | 71 | 33,209,978 | 9.9 | 20.0 | 80.0 |
| 60.001% to 70.000% | 149 | 75,927,430 | 22.7 | 18.8 | 81.2 |
| 70.001% to 75.000% | 129 | 50,964,672 | 15.2 | 19.4 | 80.6 |
| 75.001% to 80.000% | 367 | 117,559,262 | 35.1 | 17.6 | 82.4 |
| 80.001% to 85.000% | 8 | 2,168,881 | 0.6 | 40.9 | 59.1 |
| 85.001% to 90.000% | 57 | 13,928,308 | 4.2 | 29.8 | 70.2 |
| 90.001% to 95.000% | 59 | 11,731,966 | 3.5 | 20.7 | 79.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |





32

| FICO Score | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 600 to 639 | 65 | $22,261,430 | 6.7% | 15.9% | 84.1% |
| 640 to 679 | 161 | 53,416,341 | 16.0 | 24.1 | 75.9 |
| 680 to 699 | 108 | 41,059,625 | 12.3 | 28.3 | 71.7 |
| 700 to 719 | 124 | 42,985,286 | 12.8 | 16.9 | 83.1 |
| 720 to 759 | 255 | 103,065,254 | 30.8 | 20.6 | 79.4 |
| 760 to 799 | 181 | 68,478,138 | 20.5 | 15.9 | 84.1 |
| 800 to 819 | 10 | 2,857,587 | 0.9 | 9.5 | 90.5 |
| 820 to 839 | 2 | 535,200 | 0.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| First Payment Date | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2003-12-01 | 1 | $283,030 | 0.1% | 100.0% | 0.0% |
| 2004-01-01 | 4 | 1,648,849 | 0.5 | 58.4 | 41.6 |
| 2004-02-01 | 10 | 1,974,864 | 0.6 | 58.3 | 41.7 |
| 2004-03-01 | 22 | 4,990,714 | 1.5 | 6.6 | 93.4 |
| 2004-04-01 | 32 | 9,784,134 | 2.9 | 37.7 | 62.3 |
| 2004-05-01 | 42 | 15,519,872 | 4.6 | 14.5 | 85.5 |
| 2004-06-01 | 27 | 12,364,877 | 3.7 | 0.6 | 99.4 |
| 2004-07-01 | 123 | 47,385,503 | 14.2 | 1.7 | 98.3 |
| 2004-08-01 | 337 | 123,246,755 | 36.8 | 13.6 | 86.4 |
| 2004-09-01 | 308 | 117,460,263 | 35.1 | 35.2 | 64.8 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| States | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| AL | 8 | $2,279,962 | 0.7% | 25.6% | 74.4% |
| AZ | 50 | 12,173,951 | 3.6 | 4.6 | 95.4 |
| CA | 290 | 150,151,051 | 44.9 | 19.6 | 80.4 |
| CO | 35 | 9,549,283 | 2.9 | 8.7 | 91.3 |
| DC | 2 | 1,102,462 | 0.3 | 0.0 | 100.0 |
| DE | 2 | 415,100 | 0.1 | 0.0 | 100.0 |
| FL | 62 | 19,752,984 | 5.9 | 14.0 | 86.0 |
| GA | 37 | 9,087,728 | 2.7 | 15.9 | 84.1 |
| HI | 1 | 232,000 | 0.1 | 0.0 | 100.0 |
| IA | 1 | 143,000 | 0.0 | 0.0 | 100.0 |
| ID | 3 | 528,485 | 0.2 | 45.5 | 54.5 |
| IL | 30 | 13,909,675 | 4.2 | 26.3 | 73.7 |
| IN | 5 | 825,129 | 0.2 | 36.8 | 63.2 |
| KS | 3 | 613,535 | 0.2 | 0.0 | 100.0 |
| KY | 17 | 3,392,829 | 1.0 | 62.8 | 37.2 |
| LA | 6 | 1,240,032 | 0.4 | 28.2 | 71.8 |
| MA | 18 | 6,433,663 | 1.9 | 8.7 | 91.3 |
| MD | 38 | 16,381,380 | 4.9 | 17.1 | 82.9 |
| ME | 2 | 224,985 | 0.1 | 0.0 | 100.0 |
| MI | 24 | 6,100,563 | 1.8 | 13.2 | 86.8 |
| MN | 17 | 3,696,312 | 1.1 | 54.5 | 45.5 |
| MO | 11 | 3,215,496 | 1.0 | 2.6 | 97.4 |
| NC | 21 | 6,540,444 | 2.0 | 4.3 | 95.7 |
| NE | 1 | 164,488 | 0.0 | 0.0 | 100.0 |
| NH | 6 | 1,664,249 | 0.5 | 8.1 | 91.9 |
| NJ | 24 | 10,842,849 | 3.2 | 36.1 | 63.9 |
| NM | 1 | 319,599 | 0.1 | 0.0 | 100.0 |
| NV | 12 | 3,418,601 | 1.0 | 7.9 | 92.1 |
| NY | 4 | 790,506 | 0.2 | 19.9 | 80.1 |
| OH | 37 | 8,374,612 | 2.5 | 19.7 | 80.3 |
| OR | 12 | 3,404,484 | 1.0 | 19.7 | 80.3 |
| PA | 10 | 2,574,420 | 0.8 | 10.0 | 90.0 |
| RI | 1 | 488,000 | 0.1 | 100.0 | 0.0 |
| SC | 9 | 2,853,861 | 0.9 | 8.2 | 91.8 |
| TN | 9 | 2,241,368 | 0.7 | 4.6 | 95.4 |
| TX | 18 | 5,454,167 | 1.6 | 20.6 | 79.4 |
| UT | 7 | 1,659,417 | 0.5 | 0.0 | 100.0 |
| VA | 50 | 14,755,234 | 4.4 | 34.1 | 65.9 |
| WA | 20 | 7,094,461 | 2.1 | 67.5 | 32.5 |
| WI | 1 | 400,000 | 0.1 | 0.0 | 100.0 |
| WV | 1 | 168,500 | 0.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Top 10 Zipcodes | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 90004 | 4 | $5,580,347 | 1.7% | 26.0% | 74.0% |
| 92037 | 3 | 3,666,250 | 1.1 | 0.0 | 100.0 |
| 93108 | 2 | 3,625,000 | 1.1 | 0.0 | 100.0 |
| 60614 | 4 | 3,218,912 | 1.0 | 56.8 | 43.2 |
| 92024 | 5 | 3,116,800 | 0.9 | 24.1 | 75.9 |
| 92651 | 3 | 2,924,834 | 0.9 | 0.0 | 100.0 |
| 92677 | 5 | 2,874,503 | 0.9 | 22.2 | 77.8 |
| 92130 | 5 | 2,849,413 | 0.9 | 0.0 | 100.0 |
| 93065 | 5 | 2,808,175 | 0.8 | 55.5 | 44.5 |
| 21403 | 1 | 2,665,000 | 0.8 | 0.0 | 100.0 |
| Other | 869 | 301,329,627 | 90.0 | 20.4 | 79.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |



33

| Index | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 1 MO LIBOR | 184 | $67,688,052 | 20.2% | 100.0% | 0.0% |
| 6 MO LIBOR | 722 | 266,970,808 | 79.8 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Margin | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 1.500% | 61 | $25,658,244 | 7.7% | 28.3% | 71.7% |
| 1.625% | 39 | 12,122,645 | 3.6 | 16.1 | 83.9 |
| 1.750% | 67 | 27,792,654 | 8.3 | 22.2 | 77.8 |
| 1.875% | 89 | 29,509,226 | 8.8 | 14.4 | 85.6 |
| 2.000% | 220 | 98,588,320 | 29.5 | 13.5 | 86.5 |
| 2.125% | 153 | 54,643,169 | 16.3 | 16.5 | 83.5 |
| 2.250% | 112 | 36,433,240 | 10.9 | 17.5 | 82.5 |
| 2.375% | 47 | 16,796,116 | 5.0 | 54.2 | 45.8 |
| 2.500% | 73 | 23,031,977 | 6.9 | 34.4 | 65.6 |
| 2.625% | 3 | 877,378 | 0.3 | 32.3 | 67.7 |
| 2.750% | 18 | 3,950,139 | 1.2 | 0.0 | 100.0 |
| 2.875% | 8 | 1,769,255 | 0.5 | 29.1 | 70.9 |
| 3.000% | 4 | 943,200 | 0.3 | 0.0 | 100.0 |
| 3.125% | 6 | 1,210,605 | 0.4 | 51.8 | 48.2 |
| 3.250% | 2 | 548,650 | 0.2 | 33.4 | 66.6 |
| 3.375% | 4 | 784,042 | 0.2 | 85.3 | 14.7 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Initial Periodic Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 85.9% | 23.5% | 76.5% |
| 1.000% | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Subsequent Periodic Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 85.9% | 23.5% | 76.5% |
| 1.000% | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Lifetime Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 6.000% to 6.999% | 109 | $49,161,209 | 14.7% | 0.0% | 100.0% |
| 7.000% to 7.999% | 89 | 24,831,644 | 7.4 | 7.4 | 92.6 |
| 8.000% to 8.999% | 655 | 239,478,309 | 71.6 | 22.1 | 77.9 |
| 9.000% to 9.999% | 53 | 21,187,698 | 6.3 | 61.4 | 38.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Max Rate | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 8.500% to 8.999% | 4 | $2,126,310 | 0.6% | 0.0% | 100.0% |
| 9.000% to 9.499% | 54 | 25,393,638 | 7.6 | 0.0 | 100.0 |
| 9.500% to 9.999% | 42 | 18,392,998 | 5.5 | 0.0 | 100.0 |
| 10.000% to 10.499% | 4 | 1,211,207 | 0.4 | 0.0 | 100.0 |
| 12.000% to 12.499% | 802 | 287,534,707 | 85.9 | 23.5 | 76.5 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Months to Roll | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 | 23 | $5,458,924 | 1.6% | 0.0% | 100.0% |
| 1 to 6 | 883 | 329,199,936 | 98.4 | 20.6 | 79.4 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Delinquency in Days | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 | 902 | $333,020,447 | 99.5% | 20.1% | 79.9% |
| 30 | 4 | 1,638,413 | 0.5 | 42.3 | 57.7 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Property Type | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2-4 Family | 3 | $1,891,565 | 0.6% | 0.0% | 100.0% |
| Condominium | 75 | 23,581,783 | 7.0 | 22.1 | 77.9 |
| Co-op | 30 | 7,632,434 | 2.3 | 0.0 | 100.0 |
| Planned Unit Development | 225 | 76,136,263 | 22.8 | 19.7 | 80.3 |
| Single Family | 573 | 225,416,815 | 67.4 | 21.1 | 78.9 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Occupancy Code | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Primary Residence | 836 | $313,892,521 | 93.8% | 21.0% | 79.0% |
| Second Home | 66 | 19,645,071 | 5.9 | 8.2 | 91.8 |
| Investment | 4 | 1,121,268 | 0.3 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Purpose | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Purchase | 410 | $163,848,516 | 49.0% | 18.6% | 81.4% |
| Rate Term Refinance | 412 | 139,362,781 | 41.6 | 25.9 | 74.1 |
| Cash Out Refinance | 84 | 31,447,563 | 9.4 | 3.4 | 96.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Documentation Type | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Asset Only | 199 | $96,765,577 | 28.9% | 27.5% | 72.5% |
| Full Doc | 485 | 151,399,776 | 45.2 | 21.7 | 78.3 |
| Full/Alt Doc | 129 | 39,825,016 | 11.9 | 17.9 | 82.1 |
| Income Only | 88 | 45,961,722 | 13.7 | 2.4 | 97.6 |
| No Doc | 5 | 706,769 | 0.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Debt-to-Income Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Less than or equal to 0.000% | 108 | $48,376,031 | 14.5% | 1.2% | 98.8% |
| 0.001% to 10.000% | 26 | 9,431,179 | 2.8 | 18.6 | 81.4 |
| 10.001% to 20.000% | 88 | 26,273,442 | 7.9 | 15.8 | 84.2 |
| 20.001% to 30.000% | 180 | 72,849,819 | 21.8 | 19.3 | 80.7 |
| 30.001% to 40.000% | 236 | 94,580,240 | 28.3 | 25.7 | 74.3 |
| 40.001% to 50.000% | 203 | 67,625,662 | 20.2 | 26.0 | 74.0 |
| 50.001% to 60.000% | 64 | 15,345,080 | 4.6 | 34.3 | 65.7 |
| 60.001% to 70.000% | 1 | 177,406 | 0.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Prepayment Penalty Flag | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| N | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Interest Only | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Y | 792 | $284,209,354 | 84.9% | 23.8% | 76.2% |
| N | 114 | 50,449,506 | 15.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Interest Only terms | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 120.000 | 731 | $263,599,774 | 78.8% | 25.7% | 74.3% |
| 0.000 | 114 | 50,449,506 | 15.1 | 0.0 | 100.0 |
| 36.000 | 61 | 20,609,580 | 6.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Mortgage Insurance | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| OLTV <= 80 | 783 | $307,530,492 | 91.9% | 19.8% | 80.2% |
| OLTV > 80 and Insured | 123 | 27,128,369 | 8.1 | 24.7 | 75.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Servicer | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Countrywide | 741 | $266,925,126 | 79.8% | 25.4% | 74.6% |
| Wells Fargo | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| National City Mortgage | 61 | 20,609,580 | 6.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Stats |
|---|
| Count: 639 |
| Current Balance: $322,058,287 |
| Average Current Balance: $504,004 |
| Gross Weighted Average Coupon: 5.110% |
| Net Weighted Average Coupon: 4.855% |
| Weighted Average Expense Rate: 0.255% |
| Weighted Average Expense Rate - after Reset: 0.255% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 75.68% |
| Margin: 2.275% |
| Net Margin: 2.020% |
| Initial Periodic Cap: 2.008% |
| Subsequent Periodic Cap: 2.000% |
| Lifetime Cap: 6.000% |
| Maximum Interest Rate: 11.110% |
| Months to Next Roll: 35 |
| FICO Score: 733 |
| Max Zip Code Percentage: 1.453% |
| Debt-to-Income Ratio: 35.504% |

| Conforming | Count | Balance | Percent |
|---|---|---|---|
| N | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $200,000.01 to $350,000.00 | 64 | $21,879,513 | 6.8% |
| $350,000.01 to $500,000.00 | 357 | 148,572,683 | 46.1 |
| $500,000.01 to $650,000.00 | 126 | 72,958,038 | 22.7 |
| $650,000.01 to $800,000.00 | 38 | 27,480,782 | 8.5 |
| $800,000.01 to $950,000.00 | 27 | 23,717,672 | 7.4 |
| $950,000.01 to $1,100,000.00 | 25 | 24,749,599 | 7.7 |
| $1,100,000.01 to $1,250,000.00 | 1 | 1,200,000 | 0.4 |
| $1,400,000.01 to $1,550,000.00 | 1 | 1,500,000 | 0.5 |
| Total: | 639 | $322,058,287 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 3.500% to 3.749% | 1 | $996,726 | 0.3% |
| 3.750% to 3.999% | 4 | 2,531,050 | 0.8 |
| 4.000% to 4.249% | 19 | 10,162,606 | 3.2 |
| 4.250% to 4.499% | 24 | 12,134,703 | 3.8 |
| 4.500% to 4.749% | 55 | 29,788,495 | 9.2 |
| 4.750% to 4.999% | 92 | 47,923,245 | 14.9 |
| 5.000% to 5.249% | 143 | 69,517,514 | 21.6 |
| 5.250% to 5.499% | 160 | 79,778,353 | 24.8 |
| 5.500% to 5.749% | 67 | 33,011,541 | 10.3 |
| 5.750% to 5.999% | 54 | 26,819,903 | 8.3 |
| 6.000% to 6.249% | 15 | 7,546,999 | 2.3 |
| 6.250% to 6.499% | 4 | 1,399,150 | 0.4 |
| 6.500% to 6.749% | 1 | 448,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 633 | $319,725,115 | 99.3% |
| 3 to 5 | 5 | 1,922,549 | 0.6 |
| 6 to 8 | 1 | 410,623 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 13 | $6,358,790 | 2.0% |
| 50.001% to 60.000% | 26 | 16,385,499 | 5.1 |
| 60.001% to 70.000% | 89 | 50,861,200 | 15.8 |
| 70.001% to 75.000% | 57 | 30,734,829 | 9.5 |
| 75.001% to 80.000% | 421 | 205,193,182 | 63.7 |
| 85.001% to 90.000% | 16 | 6,199,213 | 1.9 |
| 90.001% to 95.000% | 17 | 6,325,574 | 2.0 |
| Total: | 639 | $322,058,287 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 14 | $6,908,790 | 2.1% |
| 50.001% to 60.000% | 25 | 15,835,499 | 4.9 |
| 60.001% to 70.000% | 89 | 50,861,200 | 15.8 |
| 70.001% to 75.000% | 58 | 31,128,548 | 9.7 |
| 75.001% to 80.000% | 420 | 204,799,463 | 63.6 |
| 85.001% to 90.000% | 16 | 6,199,213 | 1.9 |
| 90.001% to 95.000% | 17 | 6,325,574 | 2.0 |
| Total: | 639 | $322,058,287 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 600 to 639 | 9 | $4,230,890 | 1.3% |
| 640 to 679 | 54 | 25,369,796 | 7.9 |
| 680 to 699 | 51 | 25,944,139 | 8.1 |
| 700 to 719 | 123 | 61,650,878 | 19.1 |
| 720 to 759 | 243 | 120,789,349 | 37.5 |
| 760 to 799 | 148 | 77,566,337 | 24.1 |
| 800 to 819 | 10 | 5,506,900 | 1.7 |
| 820 to 839 | 1 | 999,999 | 0.3 |
| Total: | 639 | $322,058,287 | 100.0% |

| First Payment Date | Count | Balance | Percent |
|---|---|---|---|
| 2004-04-01 | 1 | $410,623 | 0.1% |
| 2004-05-01 | 1 | 442,368 | 0.1 |
| 2004-06-01 | 1 | 337,035 | 0.1 |
| 2004-07-01 | 3 | 1,143,146 | 0.4 |
| 2004-08-01 | 60 | 32,044,588 | 9.9 |
| 2004-09-01 | 236 | 114,874,910 | 35.7 |
| 2004-10-01 | 325 | 166,096,284 | 51.6 |
| 2004-11-01 | 12 | 6,709,332 | 2.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 2 | $744,000 | 0.2% |
| AZ | 8 | 3,264,185 | 1.0 |
| CA | 328 | 168,531,974 | 52.3 |
| CO | 15 | 7,689,367 | 2.4 |
| CT | 6 | 3,181,142 | 1.0 |
| DC | 3 | 1,628,000 | 0.5 |
| DE | 1 | 380,000 | 0.1 |
| FL | 51 | 24,719,824 | 7.7 |
| GA | 10 | 5,125,160 | 1.6 |
| HI | 5 | 3,781,000 | 1.2 |
| IL | 21 | 10,085,195 | 3.1 |
| IN | 1 | 437,000 | 0.1 |
| MA | 11 | 5,592,255 | 1.7 |
| MD | 29 | 14,908,717 | 4.6 |
| MI | 5 | 2,280,985 | 0.7 |
| MN | 1 | 354,000 | 0.1 |
| MO | 5 | 2,392,692 | 0.7 |
| NC | 8 | 4,486,250 | 1.4 |
| NJ | 12 | 5,477,262 | 1.7 |
| NM | 2 | 1,549,900 | 0.5 |
| NV | 29 | 12,472,063 | 3.9 |
| NY | 9 | 4,310,419 | 1.3 |
| OH | 3 | 2,207,728 | 0.7 |
| OR | 1 | 452,000 | 0.1 |
| PA | 2 | 892,826 | 0.3 |
| RI | 1 | 336,000 | 0.1 |
| SC | 2 | 752,840 | 0.2 |
| TN | 1 | 528,000 | 0.2 |
| TX | 12 | 6,579,175 | 2.0 |
| UT | 5 | 2,255,797 | 0.7 |
| VA | 44 | 21,418,964 | 6.7 |
| WA | 5 | 2,617,168 | 0.8 |
| WY | 1 | 626,400 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 32413 | 10 | $4,679,680 | 1.5% |
| 32541 | 8 | 4,260,424 | 1.3 |
| 89052 | 8 | 3,694,557 | 1.1 |
| 32550 | 8 | 3,215,400 | 1.0 |
| 92069 | 7 | 3,098,442 | 1.0 |
| 94539 | 4 | 2,774,025 | 0.9 |
| 20176 | 5 | 2,735,236 | 0.8 |
| 27927 | 4 | 2,468,000 | 0.8 |
| 95377 | 5 | 2,373,474 | 0.7 |
| 92024 | 3 | 2,314,775 | 0.7 |
| Other | 577 | 290,444,274 | 90.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 YR CMT | 14 | $5,842,684 | 1.8% |
| 1 YR LIBOR | 625 | 316,215,603 | 98.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 607 | $308,117,134 | 95.7% |
| 2.750% | 26 | 11,747,927 | 3.6 |
| 2.875% | 3 | 1,037,026 | 0.3 |
| 3.375% | 2 | 789,500 | 0.2 |
| 3.875% | 1 | 366,700 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 638 | $321,408,287 | 99.8% |
| 6.000% | 1 | 650,000 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 6.000% to 6.999% | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 9.500% to 9.999% | 5 | $3,527,776 | 1.1% |
| 10.000% to 10.499% | 43 | 22,297,309 | 6.9 |
| 10.500% to 10.999% | 147 | 77,711,740 | 24.1 |
| 11.000% to 11.499% | 303 | 149,295,867 | 46.4 |
| 11.500% to 11.999% | 121 | 59,831,444 | 18.6 |
| 12.000% to 12.499% | 19 | 8,946,149 | 2.8 |
| 12.500% to 12.999% | 1 | 448,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 7 to 36 | 627 | $315,348,955 | 97.9% |
| 37 to 60 | 12 | 6,709,332 | 2.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 360 | $187,293,442 | 58.2% |
| Planned Unit Development | 203 | 100,359,796 | 31.2 |
| Condominium | 73 | 32,621,849 | 10.1 |
| 2-4 Family | 3 | 1,783,200 | 0.6 |
| Total: | 639 | $322,058,287 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 578 | $293,786,318 | 91.2% |
| Second Home | 61 | 28,271,969 | 8.8 |
| Total: | 639 | $322,058,287 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 493 | $251,908,139 | 78.2% |
| Rate Term Refinance | 98 | 48,503,691 | 15.1 |
| Cash Out Refinance | 48 | 21,646,457 | 6.7 |
| Total: | 639 | $322,058,287 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 75 | $38,629,058 | 12.0% |
| Full Doc | 54 | 27,392,529 | 8.5 |
| Full/Alt Doc | 509 | 255,403,275 | 79.3 |
| Income Only | 1 | 633,425 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 2 | $1,404,000 | 0.4% |
| 0.001% to 10.000% | 6 | 3,995,079 | 1.2 |
| 10.001% to 20.000% | 26 | 13,654,174 | 4.2 |
| 20.001% to 30.000% | 94 | 48,324,350 | 15.0 |
| 30.001% to 40.000% | 311 | 149,647,813 | 46.5 |
| 40.001% to 50.000% | 183 | 95,536,737 | 29.7 |
| 50.001% to 60.000% | 17 | 9,496,135 | 2.9 |
| Total: | 639 | $322,058,287 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 638 | $321,658,287 | 99.9% |
| Y | 1 | 400,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 542 | $274,295,713 | 85.2% |
| N | 97 | 47,762,574 | 14.8 |
| Total: | 639 | $322,058,287 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 606 | $309,533,499 | 96.1% |
| OLTV > 80 and Insured | 33 | 12,524,788 | 3.9 |
| Total: | 639 | $322,058,287 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 381 | $194,426,384 | 60.4% |
| National City Mortgage | 258 | 127,631,903 | 39.6 |
| Total: | 639 | $322,058,287 | 100.0% |

| Stats |
|---|
| Count: 731 |
| Current Balance: $368,103,092 |
| Average Current Balance: $503,561 |
| Gross Weighted Average Coupon: 4.849% |
| Net Weighted Average Coupon: 4.598% |
| Weighted Average Expense Rate: 0.251% |
| Weighted Average Expense Rate - after Reset: 0.284% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 71.31% |
| Margin: 2.523% |
| Net Margin: 2.239% |
| Initial Periodic Cap: 5.009% |
| Subsequent Periodic Cap: 2.000% |
| Lifetime Cap: 5.009% |
| Maximum Interest Rate: 9.857% |
| Months to Next Roll: 59 |
| FICO Score: 735 |
| Max Zip Code Percentage: 1.246% |
| Debt-to-Income Ratio: 17.059% |

| Conforming | Count | Balance | Percent |
|---|---|---|---|
| N | 638 | $344,944,230 | 93.7% |
| Y | 93 | 23,158,862 | 6.3 |
| Total: | 731 | $368,103,092 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 22 | $3,552,326 | 1.0% |
| $200,000.01 to $350,000.00 | 116 | 35,056,742 | 9.5 |
| $350,000.01 to $500,000.00 | 327 | 136,935,398 | 37.2 |
| $500,000.01 to $650,000.00 | 159 | 91,855,504 | 25.0 |
| $650,000.01 to $800,000.00 | 44 | 31,839,361 | 8.6 |
| $800,000.01 to $950,000.00 | 18 | 15,915,893 | 4.3 |
| $950,000.01 to $1,100,000.00 | 32 | 31,984,425 | 8.7 |
| $1,100,000.01 to $1,250,000.00 | 3 | 3,632,996 | 1.0 |
| $1,250,000.01 to $1,400,000.00 | 1 | 1,268,000 | 0.3 |
| $1,400,000.01 to $1,550,000.00 | 6 | 8,989,550 | 2.4 |
| $1,850,000.01 to $2,000,000.00 | 1 | 1,972,898 | 0.5 |
| $2,000,000.01 to $2,150,000.00 | 1 | 2,100,000 | 0.6 |
| $2,900,000.01 to $3,050,000.00 | 1 | 3,000,000 | 0.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 2.750% to 2.999% | 5 | $1,895,183 | 0.5% |
| 3.000% to 3.249% | 3 | 1,239,200 | 0.3 |
| 3.250% to 3.499% | 3 | 1,113,900 | 0.3 |
| 3.500% to 3.749% | 18 | 6,895,354 | 1.9 |
| 3.750% to 3.999% | 35 | 14,811,060 | 4.0 |
| 4.000% to 4.249% | 63 | 34,289,111 | 9.3 |
| 4.250% to 4.499% | 130 | 69,942,593 | 19.0 |
| 4.500% to 4.749% | 136 | 67,150,565 | 18.2 |
| 4.750% to 4.999% | 11 | 6,164,655 | 1.7 |
| 5.000% to 5.249% | 33 | 16,554,380 | 4.5 |
| 5.250% to 5.499% | 107 | 57,095,021 | 15.5 |
| 5.500% to 5.749% | 93 | 46,154,167 | 12.5 |
| 5.750% to 5.999% | 56 | 27,628,415 | 7.5 |
| 6.000% to 6.249% | 21 | 9,086,417 | 2.5 |
| 6.250% to 6.499% | 6 | 2,142,700 | 0.6 |
| 6.500% to 6.749% | 8 | 4,508,149 | 1.2 |
| 6.750% to 6.999% | 2 | 782,223 | 0.2 |
| 7.500% to 7.749% | 1 | 650,000 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 675 | $340,323,067 | 92.5% |
| 3 to 5 | 52 | 24,577,656 | 6.7 |
| 6 to 8 | 3 | 1,723,816 | 0.5 |
| 12 to 14 | 1 | 1,478,553 | 0.4 |
| Total: | 731 | $368,103,092 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 45 | $31,354,420 | 8.5% |
| 50.001% to 60.000% | 60 | 39,603,790 | 10.8 |
| 60.001% to 70.000% | 89 | 49,634,610 | 13.5 |
| 70.001% to 75.000% | 72 | 37,715,382 | 10.2 |
| 75.001% to 80.000% | 454 | 205,764,171 | 55.9 |
| 80.001% to 85.000% | 2 | 708,915 | 0.2 |
| 85.001% to 90.000% | 3 | 1,318,902 | 0.4 |
| 90.001% to 95.000% | 6 | 2,002,903 | 0.5 |
| Total: | 731 | $368,103,092 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 45 | $31,354,420 | 8.5% |
| 50.001% to 60.000% | 61 | 39,949,790 | 10.9 |
| 60.001% to 70.000% | 92 | 50,985,578 | 13.9 |
| 70.001% to 75.000% | 69 | 36,364,414 | 9.9 |
| 75.001% to 80.000% | 453 | 205,418,171 | 55.8 |
| 80.001% to 85.000% | 2 | 708,915 | 0.2 |
| 85.001% to 90.000% | 3 | 1,318,902 | 0.4 |
| 90.001% to 95.000% | 6 | 2,002,903 | 0.5 |
| Total: | 731 | $368,103,092 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 0 to 539 | 1 | $399,436 | 0.1% |
| 600 to 639 | 3 | 1,120,976 | 0.3 |
| 640 to 679 | 66 | 33,499,853 | 9.1 |
| 680 to 699 | 81 | 41,069,079 | 11.2 |
| 700 to 719 | 108 | 58,142,625 | 15.8 |
| 720 to 759 | 240 | 117,300,797 | 31.9 |
| 760 to 799 | 222 | 110,245,145 | 29.9 |
| 800 to 819 | 10 | 6,325,182 | 1.7 |
| Total: | 731 | $368,103,092 | 100.0% |

| First Payment Date | Count | Balance | Percent |
|---|---|---|---|
| 2003-10-01 | 1 | $1,478,553 | 0.4% |
| 2004-04-01 | 3 | 1,723,816 | 0.5 |
| 2004-05-01 | 3 | 1,502,983 | 0.4 |
| 2004-06-01 | 15 | 7,557,598 | 2.1 |
| 2004-07-01 | 34 | 15,517,074 | 4.2 |
| 2004-08-01 | 119 | 62,575,730 | 17.0 |
| 2004-09-01 | 459 | 228,965,888 | 62.2 |
| 2004-10-01 | 97 | 48,781,450 | 13.3 |
| Total: | 731 | $368,103,092 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 1 | $210,320 | 0.1% |
| AR | 1 | 332,977 | 0.1 |
| AZ | 16 | 7,277,021 | 2.0 |
| CA | 334 | 182,904,370 | 49.7 |
| CO | 14 | 5,295,434 | 1.4 |
| CT | 9 | 5,594,333 | 1.5 |
| DC | 13 | 7,820,315 | 2.1 |
| DE | 3 | 1,436,802 | 0.4 |
| FL | 23 | 9,829,182 | 2.7 |
| GA | 20 | 7,759,958 | 2.1 |
| HI | 5 | 2,255,400 | 0.6 |
| ID | 3 | 1,231,639 | 0.3 |
| IL | 18 | 8,920,964 | 2.4 |
| IN | 3 | 1,115,574 | 0.3 |
| KS | 3 | 859,591 | 0.2 |
| LA | 1 | 232,273 | 0.1 |
| MA | 8 | 4,058,787 | 1.1 |
| MD | 36 | 18,157,489 | 4.9 |
| ME | 1 | 383,961 | 0.1 |
| MI | 11 | 5,170,390 | 1.4 |
| MN | 11 | 4,945,784 | 1.3 |
| MO | 2 | 1,041,750 | 0.3 |
| MS | 1 | 204,068 | 0.1 |
| NC | 17 | 8,192,254 | 2.2 |
| NE | 1 | 158,400 | 0.0 |
| NJ | 25 | 13,015,767 | 3.5 |
| NV | 16 | 7,480,887 | 2.0 |
| NY | 22 | 13,369,695 | 3.6 |
| OH | 8 | 2,592,223 | 0.7 |
| OR | 4 | 1,974,900 | 0.5 |
| PA | 11 | 5,298,524 | 1.4 |
| RI | 2 | 821,012 | 0.2 |
| SC | 6 | 1,869,597 | 0.5 |
| TN | 3 | 1,116,861 | 0.3 |
| TX | 8 | 3,555,199 | 1.0 |
| UT | 4 | 1,539,172 | 0.4 |
| VA | 46 | 20,679,664 | 5.6 |
| WA | 13 | 6,150,873 | 1.7 |
| WI | 7 | 2,498,102 | 0.7 |
| WY | 1 | 751,581 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 92657 | 4 | $4,585,000 | 1.2% |
| 90049 | 3 | 4,237,000 | 1.2 |
| 94583 | 7 | 3,587,412 | 1.0 |
| 95008 | 4 | 3,101,912 | 0.8 |
| 92660 | 4 | 2,975,696 | 0.8 |
| 95121 | 5 | 2,613,717 | 0.7 |
| 95762 | 5 | 2,543,636 | 0.7 |
| 94506 | 3 | 2,339,200 | 0.6 |
| 92154 | 5 | 2,152,110 | 0.6 |
| 92673 | 3 | 2,149,426 | 0.6 |
| Other | 688 | 337,817,983 | 91.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 YR CMT | 398 | $199,286,676 | 54.1% |
| 1 YR LIBOR | 333 | 168,816,416 | 45.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 329 | $167,107,313 | 45.4% |
| 2.750% | 401 | 200,599,680 | 54.5 |
| 3.125% | 1 | 396,100 | 0.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 726 | $364,885,183 | 99.1% |
| 6.000% | 5 | 3,217,910 | 0.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% to 5.999% | 726 | $364,885,183 | 99.1% |
| 6.000% to 6.999% | 5 | 3,217,910 | 0.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 7.500% to 7.999% | 5 | $1,895,183 | 0.5% |
| 8.000% to 8.499% | 6 | 2,353,100 | 0.6 |
| 8.500% to 8.999% | 53 | 21,706,414 | 5.9 |
| 9.000% to 9.499% | 193 | 104,231,704 | 28.3 |
| 9.500% to 9.999% | 147 | 73,315,219 | 19.9 |
| 10.000% to 10.499% | 138 | 71,762,847 | 19.5 |
| 10.500% to 10.999% | 148 | 73,322,582 | 19.9 |
| 11.000% to 11.499% | 27 | 12,244,315 | 3.3 |
| 11.500% to 11.999% | 11 | 5,750,372 | 1.6 |
| 12.000% to 12.499% | 2 | 871,356 | 0.2 |
| 12.500% to 12.999% | 1 | 650,000 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 37 to 60 | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 531 | $270,960,668 | 73.6% |
| Planned Unit Development | 121 | 60,541,186 | 16.4 |
| Condominium | 69 | 31,385,002 | 8.5 |
| Co-op | 7 | 3,578,736 | 1.0 |
| 2-4 Family | 3 | 1,637,500 | 0.4 |
| Total: | 731 | $368,103,092 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 695 | $349,971,525 | 95.1% |
| Second Home | 36 | 18,131,568 | 4.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 553 | $264,008,384 | 71.7% |
| Rate Term Refinance | 140 | 82,656,183 | 22.5 |
| Cash Out Refinance | 38 | 21,438,525 | 5.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 171 | $80,336,257 | 21.8% |
| Full Doc | 218 | 126,420,959 | 34.3 |
| Full/Alt Doc | 260 | 132,241,720 | 35.9 |
| Income Only | 12 | 4,719,664 | 1.3 |
| No Doc | 70 | 24,384,493 | 6.6 |
| Total: | 731 | $368,103,092 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 390 | $195,657,946 | 53.2% |
| 0.001% to 10.000% | 3 | 2,133,469 | 0.6 |
| 10.001% to 20.000% | 16 | 8,849,692 | 2.4 |
| 20.001% to 30.000% | 46 | 23,590,571 | 6.4 |
| 30.001% to 40.000% | 155 | 78,184,596 | 21.2 |
| 40.001% to 50.000% | 105 | 52,103,486 | 14.2 |
| 50.001% to 60.000% | 16 | 7,583,332 | 2.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 579 | $290,214,617 | 78.8% |
| N | 152 | 77,888,475 | 21.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 720 | $364,072,373 | 98.9% |
| OLTV > 80 and Insured | 11 | 4,030,719 | 1.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 196 | $98,603,648 | 26.8% |
| National City Mortgage | 147 | 74,626,294 | 20.3 |
| Wells Fargo | 388 | 194,873,150 | 52.9 |
| Total: | 731 | $368,103,092 | 100.0% |

Goldman Sachs

# $994,475,000 (approximate) of Offered Certificates

## GSR Mortgage Loan Trust 2004-12
## GS Mortgage Securities Corp., Depositor
## Mortgage Pass-Through Certificates, Series 2004-12

| Certificates | Group | Product Type | Approximate Certificate Balance (1) | Expected Ratings (Moody's and Fitch) | Expected Credit Enhancement Percentage (2) | Initial Coupon(3) | Estimated Avg. Life (yrs) CPB/YTC(4) | Estimated Avg. Life (yrs) MAT(5) | Principal Payment Window CPB/YTC(4) | Principal Payment Window MAT(5) | Pricing Speed |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1A1 | 1 | 1 mo or 6 mo | 309,927,000 | Aaa/AAA | 5.50% | 1ML+0.34% | 3.81 | 4.19 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1AX | 1 | 1 mo or 6 mo | 323,866,000 | Aaa/AAA | 5.50% | [ ]% | NA | NA | NA | NA | 20 CPR |
| 2A1 | 2 | 3/1 | 212,676,000 | Aaa/AAA | 4.10% | 4.250% | 1.91 | 3.27 | 11/04-08/07 | 11/04-08/34 | 25 CPB |
| 2A2 | 2 | 3/1 | 30,000,000 | Aaa/AAA | 4.10% | 3.554% | 1.91 | 3.27 | 11/04-08/07 | 11/04-08/34 | 25 CPB |
| 2A3 | 2 | 3/1 | 60,000,000 | Aaa/AAA | 4.10% | 4.500% | 1.91 | 3.27 | 11/04-08/07 | 11/04-08/34 | 25 CPB |
| 2A1X | 2 | 3/1 | 212,676,000 | Aaa/AAA | 4.10% | 0.605% | NA | NA | NA | NA | 25 CPR |
| 2A2X | 2 | 3/1 | 30,000,000 | Aaa/AAA | 4.10% | 1.301% | NA | NA | NA | NA | 25 CPR |
| 2A3X | 2 | 3/1 | 60,000,000 | Aaa/AAA | 4.10% | 0.355% | NA | NA | NA | NA | 25 CPR |
| 3A1 | 3 | 5/1 | 89,773,000 | Aaa/AAA | 4.10% | 4.598% | 0.50 | 0.50 | 11/04-10/05 | 11/04-10/05 | 25 CPB |
| 3A2 | 3 | 5/1 | 35,277,000 | Aaa/AAA | 4.10% | 4.598% | 1.25 | 1.25 | 10/05-04/06 | 10/05-04/06 | 25 CPB |
| 3A3 | 3 | 5/1 | 62,758,000 | Aaa/AAA | 4.10% | 4.598% | 2.00 | 2.00 | 04/06-05/07 | 04/06-05/07 | 25 CPB |
| 3A4 | 3 | 5/1 | 38,066,000 | Aaa/AAA | 4.10% | 4.598% | 3.00 | 3.00 | 05/07-04/08 | 05/07-04/08 | 25 CPB |
| 3A5 | 3 | 5/1 | 32,439,000 | Aaa/AAA | 4.10% | 4.598% | 4.00 | 4.00 | 04/08-05/09 | 04/08-05/09 | 25 CPB |
| 3A6 | 3 | 5/1 | 87,637,000 | Aaa/AAA | 4.10% | 4.598% | 4.77 | 7.76 | 05/09-08/09 | 05/09-08/34 | 25 CPB |
| 1B1 | 1 | 1 mo or 6 mo | 7,379,000 | AA | 3.25% | 1ML+0.60% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1B2 | 1 | 1 mo or 6 mo | 4,100,000 | A | 2.00% | 1ML+0.95% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 1B3 | 1 | 1 mo or 6 mo | 2,460,000 | BBB | 1.25% | 1ML+1.60% | 6.57 | 7.38 | 11/04-08/14 | 11/04-08/34 | 20 CPR |
| 2B1 | 2&3 | 3/1 and 5/1 | 12,513,000 | AA | 2.25% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |
| 2B2 | 2&3 | 3/1 and 5/1 | 6,426,000 | A | 1.30% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |
| 2B3 | 2&3 | 3/1 and 5/1 | 3,044,000 | BBB | 0.85% | 4.718% | 3.57 | 5.95 | 11/04-08/09 | 11/04-08/34 | 25 CPB |

1. The Certificate Sizes are approximate, based on projected scheduled October 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance. The notional principal amount of the Class 1AX Certificates will be equal to the sum of the principal balance of the Class 1A1, 1B1, 1B2 and 1B3 Certificates. The notional principal balance of the Class 2A1X, Class 2A2X and Class 2A3X Certificates will be equal to the principal balances of the Class 2A1, Class 2A2 and Class 2A3 Certificates respectively. No principal will be distributed on the Class 1AX and Class 2AX Certificates.
2. The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.
3. For the Class 1A1 Certificates, the Pass-Through Rate will equal the lesser of 1ML+0.34% and the weighted average of the net rates of the Group 1 Mortgage Loans. For the Class 2A1 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.250% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A2 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 3.554% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A3 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.500% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates, the Pass-Through Rate will equal the weighted average of the net interest rates of the Group 3 Mortgage Loans. For the Class 1AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 1 mortgage loans over the weighted average certificate interest rate on the Class 1A1, Class 1B1, Class 1B2, and Class 1B3 Certificates. The Class 1AX interest distribution, however, will be subject to certain limitations, as described in the "Structure of the Certificates" section below. For the Class 2A1X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A1 Certificate. For the Class 2A2X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A2 Certificate. For the Class 2A3X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A3 Certificate. For the Class 1B1, 1B2 and 1B3 Certificates, the Pass-Through Rates will equal the lesser of 1ML+0.60%, 1ML+0.95% and 1ML+1.60% respectively, and the weighted average of the net rates for the Group 1 Mortgage Loans. For the Class 1B4, 1B5, and 1B6 Subordinate certificates the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 1 mortgage loan group. For the Class 2B1, 2B2, 2B3, 2B4, 2B5 and 2B6 Subordinate certificates (the Group 2 and Group 3 Subordinate Certificates) , the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 2 and Group 3 mortgage loan groups.
4. Average Life and Payment Windows are calculated based upon a prepayment speed of 20 CPR to the call date for the Group 1 Certificates and 25 CPR to the reset date (CPB) for all other certificates. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.
5. Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the maturity date.
6. The Class 2A1, Class 2A2, and Class 2A3 Certificates are amortized pro-rata, while the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5 and Class 3A6 amortize sequentially, with payments going to the Class 3A1, then Class 3A2, then Class 3A3, then Class 3A4, then Class 3A5, then Class 3A6 Certificates.

## Preliminary Collateral Description[1]

| | Group 1 | | Group 2 | Group 3 | Total |
|---|---|---|---|---|---|
| Product | 1 Month ARM | 6 Month ARM | 3/1 Hybrid | 5/1 Hybrid | |
| Aggregate Principal Balance | $67,688,052 | $266,970,808 | $322,058,287 | $368,103,092 | $1,024,820,240 |
| Average Loan Balance | $367,870 | $369,766 | $504,004 | $503,561 | $450,273 |
| Number of Loans | 184 | 722 | 639 | 731 | 2,276 |
| Weighted Average Months to Roll | 1 | 4 | 35 | 58 | 33 |
| Weighted Average Term to Maturity | 358 | 358 | 359 | 359 | 359 |
| Gross WAC | 3.407% | 3.663% | 5.110% | 4.849% | 4.527% |
| Weighted Average Expense Rate before reset | 0.391% | 0.348% | 0.255% | 0.251% | 0.287% |
| Weighted Average Expense Rate after reset | 0.391% | 0.348% | 0.255% | 0.284% | 0.299% |
| Net WAC | 3.016% | 3.314% | 4.855% | 4.598% | 4.240% |
| Initial Cap[2] | 0.000% | 0.000% | 2.008% | 5.009% | 2.476% |
| Periodic Cap[2] | 0.000% | 0.000% | 2.000% | 2.000% | 1.393% |
| Lifetime Cap | 8.593% | 7.880% | 6.000% | 5.009% | 6.305% |
| Gross WAC Range | 2.265%-4.625% | 2.750%-5.625% | 3.625%-6.500% | 2.750%-7.625% | 2.625%-7.625% |
| Maximum Gross WAC | 12.000% | 11.541% | 11.110% | 9.857% | 10.831% |
| Gross Margin | 2.091% | 2.033% | 2.275% | 2.523% | 2.289% |
| Net Margin | 1.700% | 1.685% | 2.020% | 2.239% | 1.990% |
| One- Month LIBOR Indexed Percent | 100% | 0% | 0% | 0% | 7% |
| Six- Month LIBOR Indexed Percent | 0% | 100% | 0% | 0% | 26% |
| One-Year LIBOR Indexed Percent | 0% | 0% | 98% | 46% | 47% |
| Six- Month CMT Indexed Percent | 0% | 0% | 0% | 0% | 0% |
| One-Year CMT Indexed Percent | 0% | 0% | 2% | 54% | 20% |
| FICO | 715 | 718 | 733 | 735 | 729 |
| Interest Only Percent | 100% | 81% | 85% | 79% | 83% |
| Cash Out Refinance Percent | 2% | 11% | 7% | 6% | 7% |
| California Percent | 44% | 45% | 52% | 50% | 49% |
| Primary Residence Percent | 98% | 93% | 91% | 95% | 93% |
| Single Family and PUD Percent | 92% | 90% | 89% | 90% | 90% |
| Single Largest Zip Code Percent | 3% | 2% | 1% | 1% | 1% |
| Largest Individual Loan Balance | $2,000,000 | $2,665,000 | $1,500,000 | $3,000,000 | $3,000,000 |

(1) Using September 1, 2004 scheduled balances

(2) Approximately 14% of the Group 1 - 6 month ARM Mortgage loans have an initial and periodic cap of 1%

## Time Table

| | |
|---|---|
| Cut-Off Date: | October 1, 2004 |
| Settlement Date: | October 29, 2004 |
| Distribution Date: | 25th of each month or the next business day |
| First Distribution Date: | November 26, 2004 |

## Features of the Transaction

- Offering consists of certificates totaling approximately $994,475,100 of which $958,553,100 are expected to be rated Aaa/AAA by Moody's and Fitch. $19,892,000 are expected to be rated AA, $10,526,000 are expected to be rated A and $5,504,000 are expected to be rated BBB by Fitch.
- The expected amount of credit support for Class 1A1 and 1AX senior certificates will be approximately 5.50% (+/- 0.50%), and for the Class 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 senior certificates will be approximately 4.10% (+/- 0.50%).
- All collateral consists of 1 month and 6 month adjustable rate mortgage loans, and 3/1, and 5/1 hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, and National City Mortgage Co.

## Structure of the Certificates

As the mortgagors make scheduled principal payments and prepayments on the mortgage loans in each loan group, that principal is distributed to the holders of the senior certificates related to the respective loan group. The subordinate certificates will receive principal *payments only from the related collateral groups, but will be entitled to principal prepayments only subject to the conditions as described in* the shifting interest section below. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class 1B1, Class 1B2, and Class 1B3 Certificates (the " Group 1 Senior Subordinate Certificates") and the Class 1B4, Class 1B5, and Class 1B6 Certificates (the "Group 1 Junior Subordinate Certificates", not offered hereby, and together with the Group 1 Senior Subordinate Certificates, the "Group 1 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral group and, therefore, provide credit protection to the Class 1A1, and the Class 1AX Certificates (collectively the "Group 1 Senior Certificates"). The Class 2B1, Class 2B2, and Class 2B3 Certificates (the " Group 2 Senior Subordinate Certificates") and the Class 2B4, Class 2B5, and Class 2B6 Certificates (the "Group 2 Junior Subordinate Certificates", not offered hereby, and together with the Group 2 Senior Subordinate Certificates, the "Group 2 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral groups (Groups 2 and 3) and, therefore, provide credit protection to the Class 2A1, Class 2A2, Class 2A3, Class 2A1X, Class 2A2X, and Class 2A3X Certificates (collectively the "Group 2 Senior Certificates") and to the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates (the "Group 3 Senior Certificates"). If on any distribution date there is a shortfall in the funds needed to make all payments to certificate-holders, the senior certificates will receive distributions of interest and principal before the subordinate certificates are entitled to receive distributions of interest or principal from their respective collateral group, and the related subordinate certificates will receive distributions in order of their numerical class designations.

### Shifting Interest on the Group 1 Certificates

Unless the aggregate class principal balance of the Group 1 subordinate certificates has reached a certain level relative to the Group 1 Senior Certificates, or the delinquencies and losses on the Group 1 mortgage loans exceed certain limits, the related Group 1 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 10th anniversary of the first distribution date (i.e., the distribution date in October 2014). Thereafter, the Group 1 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and prepayments.

If before the Distribution Date in November 2007 the credit support to the related Group 1 Senior Certificates is greater than two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

### Shifting Interest on the Group 2 and Group 3 Certificates

Unless the aggregate class principal balance of the Group 2 and Group 3 Subordinate Certificates has reached a certain level relative to the related Group 2 and Group 3 Senior Certificates, or the delinquencies and losses on the Group 2 and Group 3 mortgage loans exceed certain limits, the related Group 2 and Group 3 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 5th anniversary of the first distribution date (i.e., the distribution date in October 2009). Thereafter, the Group 2 and Group 3 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and a decreasing share of principal prepayments. This will result in a faster rate of return of principal to the Group 2 and Group 3 senior certificates than would occur if those senior certificates and the related subordinate certificates received all payments pro rata, and increases the likelihood that holders of the senior certificates (other than the interest only certificates) will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Group 2 and Group 3 Subordinate Certificates are as follows:

| Distribution Date | Percentage |
|---|---|
| November 2004 – October 2009 | 0% |
| November 2009 – October 2010 | 30% |
| November 2010 – October 2011 | 40% |
| November 2011 – October 2012 | 60% |
| November 2012 – October 2013 | 80% |
| November 2013 and after | 100% |

If before the Distribution Date in November 2007 the credit support to the related Group 2 and Group 3 Senior Certificates is greater than two times the original credit support percentage, then the related Group 2 and Group 3 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 2 and Group 3 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

### Certain Limitations in the Distribution of Interest to the 1AX Certificates

On each distribution date, amounts otherwise distributable in respect to the Class 1AX Certificates will instead be distributed to the Class 1A1 Certificates to the extent of any accrued and unpaid interest shortfall on the Class 1A1 attributable solely to the basis risk.

## Key Terms

**Issuer:** GSR Mortgage Loan Trust 2004-12

**Depositor:** GS Mortgage Securities Corp

**Originators:** Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.

**Servicers:** Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.

**Trustee:** Wells Fargo Bank, N.A.

**Rating Agencies:** Moody's and Fitch

**Type of Issuance:** Public for all the Offered Certificates

**Servicer Advancing:** To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

**Compensating Interest:** With respect to National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

**Interest Accrual:** On a 30/360 basis; except for the Class 1A1, 1B1, 1B2 and 1B3 Certificates, the accrual period is the calendar month preceding the month of each Distribution Date. The Class 1A1, 1B1, 1B2 and 1B3 Certificates have an accrual period from the 25th of the month preceding the month of each Distribution Date to the 24th of the month in which distribution occurs.

**Group 1 Mortgage Loans:** The Group 1 first lien Mortgage Loans consist of 20.2% One-Month LIBOR, and 79.8% Six-Month LIBOR indexed 1 month and 6 month ARMs secured by one-to-four family residential properties. Approximately 78.8% of the Group 1 Mortgage Loans require only the payment of interest for 10 years after the origination date, and 6.2% of the Group 1 Mortgage Loans require only the payment of interest for 3 years after the origination date. The mortgage interest rates adjust monthly or semi-annually. The mortgage interest rates will be indexed to One-Month LIBOR or to Six-Month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] Except for 14% of the Mortgage Loans in Group 1 which have a Periodic and Subsequent Interest Rate Cap of 1.000%, neither the 1 month ARM Mortgage Loans, nor the 6 Month ARM Mortgage Loans have Periodic or Subsequent Interest Rate Caps. The mortgage interest rates for the 1 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 8.593% over the initial mortgage interest rate, on a weighted average basis. The mortgage interest rates for the 6 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 7.880% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 2 Mortgage Loans:** The Group 2 first lien Mortgage Loans consist of 98.2% One-Year LIBOR and 1.8% One-Year CMT indexed 3-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 85.2% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date.

---

[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

**Group 2 Mortgage Loans Cont'd:** The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have a Periodic Interest Rate Cap of 2.008% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 3 Mortgage Loans:** The Group 3 first lien Mortgage Loans consist of 45.9% One-Year LIBOR and 54.1% One-Year CMT indexed 5-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 78.8% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5.009% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.009% over the initial mortgage interest rate.[2]

**Expense Fee Rate:** The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.357%, 0.255% and 0.251% for the Group 1, Group 2, and Group 3 Mortgage Loans respectively. 26.8% of the Group 3 Mortgage loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, and Group 2 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

**Expected Subordination:** 5.50% (+/- 0.50%), for the 1A1, and 1AX Senior Certificates; 4.10% for the 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 Senior Certificates.

**Other Certificates:** The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

| Certificate | Orig. Balance | WAC |
|---|---|---|
| 1B4 | 1,639,000 | 3.270% |
| 1B5 | 984,000 | 3.270% |
| 1B6 | 1,476,683 | 3.270% |
| 2B4 | 2,029,000 | 4.718% |
| 2B5 | 1,352,000 | 4.718% |
| 2B6 | 2,368,052 | 4.718% |

**Clean Up Call:** 10% of the Cut-off Date principal balance of the Mortgage Loans

**Tax Treatment:** It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

---

1 The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

2 None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

**ERISA Eligibility:** The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

**SMMEA Eligibility:** The Senior, Class 1B1 and Class 2B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

**Minimum Denomination:** $25,000 for the Senior Certificates

**Delivery:** Senior Certificates and Senior Subordinate Certificates – DTC

| Stats |
|---|
| Count: 2,276 |
| Current Balance: $1,024,820,240 |
| Average Current Balance: $450,273 |
| Gross Weighted Average Coupon: 4.527% |
| Net Weighted Average Coupon: 4.240% |
| Weighted Average Expense Rate: 0.287% |
| Weighted Average Expense Rate - after Reset: 0.299% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 72.62% |
| Margin: 2.289% |
| Net Margin: 1.990% |
| Non-Zero Initial Periodic Cap: 3.442% |
| Non-Zero Subsequent Periodic Cap: 1.936% |
| Lifetime Cap: 6.305% |
| Maximum Interest Rate: 10.831% |
| Months to Next Roll: 33 |
| FICO Score: 729 |
| Max Zip Code Percentage: 0.679% |
| Debt-to-Income Ratio: 26.552% |

| Conforming | Count | Balance | Percent |
|---|---|---|---|
| N | 1,668 | $897,459,999 | 87.6% |
| Y | 608 | 127,360,241 | 12.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 282 | $40,608,990 | 4.0% |
| $200,000.01 to $350,000.00 | 458 | 131,631,591 | 12.8 |
| $350,000.01 to $500,000.00 | 872 | 364,264,470 | 35.5 |
| $500,000.01 to $650,000.00 | 384 | 223,123,022 | 21.8 |
| $650,000.01 to $800,000.00 | 107 | 77,626,826 | 7.6 |
| $800,000.01 to $950,000.00 | 64 | 56,179,314 | 5.5 |
| $950,000.01 to $1,100,000.00 | 72 | 71,696,345 | 7.0 |
| $1,100,000.01 to $1,250,000.00 | 8 | 9,598,996 | 0.9 |
| $1,250,000.01 to $1,400,000.00 | 3 | 3,992,997 | 0.4 |
| $1,400,000.01 to $1,550,000.00 | 12 | 17,942,050 | 1.8 |
| $1,550,000.01 to $1,700,000.00 | 1 | 1,694,492 | 0.2 |
| $1,700,000.01 to $1,850,000.00 | 4 | 7,031,000 | 0.7 |
| $1,850,000.01 to $2,000,000.00 | 6 | 11,665,148 | 1.1 |
| $2,000,000.01 to $2,150,000.00 | 1 | 2,100,000 | 0.2 |
| $2,600,000.01 to $2,750,000.00 | 1 | 2,665,000 | 0.3 |
| $2,900,000.01 to $3,050,000.00 | 1 | 3,000,000 | 0.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 2.500% to 2.749% | 2 | $934,793 | 0.1% |
| 2.750% to 2.999% | 29 | 11,955,718 | 1.2 |
| 3.000% to 3.249% | 67 | 25,464,767 | 2.5 |
| 3.250% to 3.499% | 179 | 79,595,516 | 7.8 |
| 3.500% to 3.749% | 253 | 89,047,347 | 8.7 |
| 3.750% to 3.999% | 267 | 98,988,058 | 9.7 |
| 4.000% to 4.249% | 205 | 85,812,829 | 8.4 |
| 4.250% to 4.499% | 177 | 89,939,728 | 8.8 |
| 4.500% to 4.749% | 209 | 101,594,921 | 9.9 |
| 4.750% to 4.999% | 111 | 55,981,750 | 5.5 |
| 5.000% to 5.249% | 178 | 86,770,419 | 8.5 |
| 5.250% to 5.499% | 269 | 137,650,551 | 13.4 |
| 5.500% to 5.749% | 162 | 80,071,886 | 7.8 |
| 5.750% to 5.999% | 110 | 54,448,318 | 5.3 |
| 6.000% to 6.249% | 36 | 16,633,417 | 1.6 |
| 6.250% to 6.499% | 10 | 3,541,850 | 0.3 |
| 6.500% to 6.749% | 9 | 4,956,149 | 0.5 |
| 6.750% to 6.999% | 2 | 782,223 | 0.1 |
| 7.500% to 7.749% | 1 | 650,000 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 1,953 | $900,755,200 | 87.9% |
| 3 to 5 | 249 | 101,770,456 | 9.9 |
| 6 to 8 | 68 | 18,884,151 | 1.8 |
| 9 to 11 | 5 | 1,931,879 | 0.2 |
| 12 to 14 | 1 | 1,478,553 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 123 | $66,807,174 | 6.5% |
| 50.001% to 60.000% | 155 | 88,383,875 | 8.6 |
| 60.001% to 70.000% | 328 | 176,983,136 | 17.3 |
| 70.001% to 75.000% | 255 | 118,496,262 | 11.6 |
| 75.001% to 80.000% | 1,248 | 530,465,916 | 51.8 |
| 80.001% to 85.000% | 9 | 2,177,009 | 0.2 |
| 85.001% to 90.000% | 76 | 21,446,423 | 2.1 |
| 90.001% to 95.000% | 82 | 20,060,443 | 2.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 125 | $67,431,573 | 6.6% |
| 50.001% to 60.000% | 157 | 88,995,266 | 8.7 |
| 60.001% to 70.000% | 330 | 177,774,208 | 17.3 |
| 70.001% to 75.000% | 256 | 118,457,634 | 11.6 |
| 75.001% to 80.000% | 1,240 | 527,776,896 | 51.5 |
| 80.001% to 85.000% | 10 | 2,877,796 | 0.3 |
| 85.001% to 90.000% | 76 | 21,446,423 | 2.1 |
| 90.001% to 95.000% | 82 | 20,060,443 | 2.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 0 to 539 | 1 | $399,436 | 0.0% |
| 600 to 639 | 77 | 27,613,295 | 2.7 |
| 640 to 679 | 281 | 112,285,990 | 11.0 |
| 680 to 699 | 240 | 108,072,843 | 10.5 |
| 700 to 719 | 355 | 162,778,789 | 15.9 |
| 720 to 759 | 738 | 341,155,400 | 33.3 |
| 760 to 799 | 551 | 256,289,619 | 25.0 |
| 800 to 819 | 30 | 14,689,669 | 1.4 |
| 820 to 839 | 3 | 1,535,199 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| First Payment Date | Count | Balance | Percent |
|---|---|---|---|
| 2003-10-01 | 1 | $1,478,553 | 0.1% |
| 2003-12-01 | 1 | 283,030 | 0.0 |
| 2004-01-01 | 4 | 1,648,849 | 0.2 |
| 2004-02-01 | 10 | 1,974,864 | 0.2 |
| 2004-03-01 | 22 | 4,990,714 | 0.5 |
| 2004-04-01 | 36 | 11,918,573 | 1.2 |
| 2004-05-01 | 46 | 17,465,224 | 1.7 |
| 2004-06-01 | 43 | 20,259,510 | 2.0 |
| 2004-07-01 | 160 | 64,045,723 | 6.2 |
| 2004-08-01 | 516 | 217,867,073 | 21.3 |
| 2004-09-01 | 1,003 | 461,301,061 | 45.0 |
| 2004-10-01 | 422 | 214,877,734 | 21.0 |
| 2004-11-01 | 12 | 6,709,332 | 0.7 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 11 | $3,234,282 | 0.3% |
| AR | 1 | 332,977 | 0.0 |
| AZ | 74 | 22,715,157 | 2.2 |
| CA | 952 | 501,587,394 | 48.9 |
| CO | 64 | 22,534,083 | 2.2 |
| CT | 15 | 8,775,475 | 0.9 |
| DC | 18 | 10,550,777 | 1.0 |
| DE | 6 | 2,231,902 | 0.2 |
| FL | 136 | 54,301,990 | 5.3 |
| GA | 67 | 21,972,846 | 2.1 |
| HI | 11 | 6,268,400 | 0.6 |
| IA | 1 | 143,000 | 0.0 |
| ID | 6 | 1,760,124 | 0.2 |
| IL | 69 | 32,915,833 | 3.2 |
| IN | 9 | 2,377,703 | 0.2 |
| KS | 6 | 1,473,125 | 0.1 |
| KY | 17 | 3,392,829 | 0.3 |
| LA | 7 | 1,472,305 | 0.1 |
| MA | 37 | 16,084,705 | 1.6 |
| MD | 103 | 49,447,587 | 4.8 |
| ME | 3 | 608,946 | 0.1 |
| MI | 40 | 13,551,937 | 1.3 |
| MN | 29 | 8,996,096 | 0.9 |
| MO | 18 | 6,649,939 | 0.6 |
| MS | 1 | 204,068 | 0.0 |
| NC | 46 | 19,218,948 | 1.9 |
| NE | 2 | 322,888 | 0.0 |
| NH | 6 | 1,664,249 | 0.2 |
| NJ | 61 | 29,335,878 | 2.9 |
| NM | 3 | 1,869,499 | 0.2 |
| NV | 57 | 23,371,551 | 2.3 |
| NY | 35 | 18,470,620 | 1.8 |
| OH | 48 | 13,174,562 | 1.3 |
| OR | 17 | 5,831,384 | 0.6 |
| PA | 23 | 8,765,769 | 0.9 |
| RI | 4 | 1,645,012 | 0.2 |
| SC | 17 | 5,476,298 | 0.5 |
| TN | 13 | 3,886,229 | 0.4 |
| TX | 38 | 15,588,541 | 1.5 |
| UT | 16 | 5,454,386 | 0.5 |
| VA | 140 | 56,853,862 | 5.5 |
| WA | 38 | 15,862,502 | 1.5 |
| WI | 8 | 2,898,102 | 0.3 |
| WV | 1 | 168,500 | 0.0 |
| WY | 2 | 1,377,981 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 32413 | 15 | $6,960,480 | 0.7% |
| 89052 | 14 | 6,418,578 | 0.6 |
| 92024 | 9 | 5,962,756 | 0.6 |
| 94583 | 11 | 5,789,170 | 0.6 |
| 90004 | 4 | 5,580,347 | 0.5 |
| 92657 | 5 | 5,533,443 | 0.5 |
| 92130 | 9 | 5,482,762 | 0.5 |
| 94566 | 9 | 5,284,794 | 0.5 |
| 92037 | 5 | 5,066,083 | 0.5 |
| 32541 | 9 | 4,722,824 | 0.5 |
| Other | 2,186 | 968,019,003 | 94.5 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 MO LIBOR | 184 | $67,688,052 | 6.6% |
| 1 YR CMT | 412 | 205,129,360 | 20.0 |
| 1 YR LIBOR | 958 | 485,032,019 | 47.3 |
| 6 MO LIBOR | 722 | 266,970,808 | 26.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 1.500% | 61 | $25,658,244 | 2.5% |
| 1.625% | 39 | 12,122,645 | 1.2 |
| 1.750% | 67 | 27,792,654 | 2.7 |
| 1.875% | 89 | 29,509,226 | 2.9 |
| 2.000% | 220 | 98,588,320 | 9.6 |
| 2.125% | 153 | 54,643,169 | 5.3 |
| 2.250% | 1,048 | 511,657,687 | 49.9 |
| 2.375% | 47 | 16,796,116 | 1.6 |
| 2.500% | 73 | 23,031,977 | 2.2 |
| 2.625% | 3 | 877,378 | 0.1 |
| 2.750% | 445 | 216,297,746 | 21.1 |
| 2.875% | 11 | 2,806,281 | 0.3 |
| 3.000% | 4 | 943,200 | 0.1 |
| 3.125% | 7 | 1,606,705 | 0.2 |
| 3.250% | 2 | 548,650 | 0.1 |
| 3.375% | 6 | 1,573,542 | 0.2 |
| 3.875% | 1 | 366,700 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 28.1% |
| 1.000% | 104 | 47,124,154 | 4.6 |
| 2.000% | 638 | 321,408,287 | 31.4 |
| 5.000% | 726 | 364,885,183 | 35.6 |
| 6.000% | 6 | 3,867,910 | 0.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 28.1% |
| 1.000% | 104 | 47,124,154 | 4.6 |
| 2.000% | 1,370 | 690,161,379 | 67.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% to 5.999% | 726 | $364,885,183 | 35.6% |
| 6.000% to 6.999% | 753 | 374,437,406 | 36.5 |
| 7.000% to 7.999% | 89 | 24,831,644 | 2.4 |
| 8.000% to 8.999% | 655 | 239,478,309 | 23.4 |
| 9.000% to 9.999% | 53 | 21,187,698 | 2.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 7.500% to 7.999% | 5 | $1,895,183 | 0.2% |
| 8.000% to 8.499% | 6 | 2,353,100 | 0.2 |
| 8.500% to 8.999% | 57 | 23,832,724 | 2.3 |
| 9.000% to 9.499% | 247 | 129,625,342 | 12.6 |
| 9.500% to 9.999% | 194 | 95,235,994 | 9.3 |
| 10.000% to 10.499% | 185 | 95,271,363 | 9.3 |
| 10.500% to 10.999% | 295 | 151,034,322 | 14.7 |
| 11.000% to 11.499% | 330 | 161,540,182 | 15.8 |
| 11.500% to 11.999% | 132 | 65,581,817 | 6.4 |
| 12.000% to 12.499% | 823 | 297,352,212 | 29.0 |
| 12.500% to 12.999% | 2 | 1,098,000 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 0 | 23 | $5,458,924 | 0.5% |
| 1 to 6 | 883 | 329,199,936 | 32.1 |
| 7 to 36 | 627 | 315,348,955 | 30.8 |
| 37 to 60 | 743 | 374,812,424 | 36.6 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 2,272 | $1,023,181,826 | 99.8% |
| 30 | 4 | 1,638,413 | 0.2 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 1,464 | $683,670,925 | 66.7% |
| Planned Unit Development | 549 | 237,037,245 | 23.1 |
| Condominium | 217 | 87,588,635 | 8.5 |
| Co-op | 37 | 11,211,170 | 1.1 |
| 2-4 Family | 9 | 5,312,265 | 0.5 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |



49

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 2,109 | $957,650,364 | 93.4% |
| Second Home | 163 | 66,048,608 | 6.4 |
| Investment | 4 | 1,121,268 | 0.1 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 1,318 | $559,955,159 | 54.6% |
| National City Mortgage | 466 | 222,867,777 | 21.7 |
| Wells Fargo | 492 | 241,997,304 | 23.6 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 1,456 | $679,765,039 | 66.3% |
| Rate Term Refinance | 650 | 270,522,655 | 26.4 |
| Cash Out Refinance | 170 | 74,532,546 | 7.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 445 | $215,730,893 | 21.1% |
| Full Doc | 757 | 305,213,264 | 29.8 |
| Full/Alt Doc | 898 | 427,470,010 | 41.7 |
| Income Only | 101 | 51,314,810 | 5.0 |
| No Doc | 75 | 25,091,262 | 2.4 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 500 | $245,437,978 | 23.9% |
| 0.001% to 10.000% | 35 | 15,559,727 | 1.5 |
| 10.001% to 20.000% | 130 | 48,777,308 | 4.8 |
| 20.001% to 30.000% | 320 | 144,764,740 | 14.1 |
| 30.001% to 40.000% | 702 | 322,412,649 | 31.5 |
| 40.001% to 50.000% | 491 | 215,265,886 | 21.0 |
| 50.001% to 60.000% | 97 | 32,424,546 | 3.2 |
| 60.001% to 70.000% | 1 | 177,406 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 2,275 | $1,024,420,240 | 100.0% |
| Y | 1 | 400,000 | 0.0 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 1,913 | $848,719,684 | 82.8% |
| N | 363 | 176,100,555 | 17.2 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 2,109 | $981,136,364 | 95.7% |
| OLTV > 80 and Insured | 167 | 43,683,875 | 4.3 |
| Total: | 2,276 | $1,024,820,240 | 100.0% |





50

| Stats |
|---|
| Count: 906 |
| Current Balance: $334,658,860 |
| Average Current Balance: $369,381 |
| Gross Weighted Average Coupon: 3.611% |
| Net Weighted Average Coupon: 3.254% |
| Weighted Average Expense Rate: 0.357% |
| Weighted Average Expense Rate - after Reset: 0.357% |
| Original Term: 360 |
| Remaining Term: 358 |
| Age: 2 |
| Original Loan-to-Value Ratio: 71.12% |
| Margin: 2.044% |
| Net Margin: 1.688% |
| Non-Zero Initial Periodic Cap: 1.000% |
| Non-Zero Subsequent Periodic Cap: 1.000% |
| Lifetime Cap: 8.024% |
| Maximum Interest Rate: 11.634% |
| Months to Next Roll: 4 |
| FICO Score: 718 |
| Max Zip Code Percentage: 1.667% |
| Debt-to-Income Ratio: 28.379% |

| Conforming | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| N | 391 | $230,457,482 | 68.9% | 19.4% | 80.6% |
| Y | 515 | 104,201,378 | 31.1 | 22.1 | 77.9 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Principal Balance | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| $50,000.01 to $200,000.00 | 260 | $37,056,664 | 11.1% | 20.1% | 79.9% |
| $200,000.01 to $350,000.00 | 278 | 74,695,336 | 22.3 | 21.8 | 78.2 |
| $350,000.01 to $500,000.00 | 188 | 78,756,388 | 23.5 | 16.7 | 83.3 |
| $500,000.01 to $650,000.00 | 99 | 58,309,480 | 17.4 | 19.2 | 80.8 |
| $650,000.01 to $800,000.00 | 25 | 18,306,683 | 5.5 | 19.4 | 80.6 |
| $800,000.01 to $950,000.00 | 19 | 16,545,749 | 4.9 | 16.2 | 83.8 |
| $950,000.01 to $1,100,000.00 | 15 | 14,962,321 | 4.5 | 26.5 | 73.5 |
| $1,100,000.01 to $1,250,000.00 | 4 | 4,766,000 | 1.4 | 25.2 | 74.8 |
| $1,250,000.01 to $1,400,000.00 | 2 | 2,724,997 | 0.8 | 0.0 | 100.0 |
| $1,400,000.01 to $1,550,000.00 | 5 | 7,452,500 | 2.2 | 59.7 | 40.3 |
| $1,550,000.01 to $1,700,000.00 | 1 | 1,694,492 | 0.5 | 0.0 | 100.0 |
| $1,700,000.01 to $1,850,000.00 | 4 | 7,031,000 | 2.1 | 24.9 | 75.1 |
| $1,850,000.01 to $2,000,000.00 | 5 | 9,692,250 | 2.9 | 20.6 | 79.4 |
| $2,600,000.01 to $2,750,000.00 | 1 | 2,665,000 | 0.8 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Current Rate | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2.500% to 2.749% | 2 | $934,793 | 0.3% | 100.0% | 0.0% |
| 2.750% to 2.999% | 24 | 10,060,535 | 3.0 | 53.5 | 46.5 |
| 3.000% to 3.249% | 64 | 24,225,567 | 7.2 | 43.7 | 56.3 |
| 3.250% to 3.499% | 176 | 78,481,616 | 23.5 | 27.5 | 72.5 |
| 3.500% to 3.749% | 234 | 81,155,267 | 24.3 | 18.9 | 81.1 |
| 3.750% to 3.999% | 228 | 81,645,948 | 24.4 | 11.5 | 88.5 |
| 4.000% to 4.249% | 123 | 41,361,112 | 12.4 | 6.7 | 93.3 |
| 4.250% to 4.499% | 23 | 7,862,432 | 2.3 | 2.7 | 97.3 |
| 4.500% to 4.749% | 18 | 4,655,861 | 1.4 | 31.8 | 68.2 |
| 4.750% to 4.999% | 8 | 1,893,850 | 0.6 | 0.0 | 100.0 |
| 5.000% to 5.249% | 2 | 698,524 | 0.2 | 0.0 | 100.0 |
| 5.250% to 5.499% | 2 | 777,178 | 0.2 | 0.0 | 100.0 |
| 5.500% to 5.749% | 2 | 906,178 | 0.3 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Age | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 to 2 | 645 | $240,707,018 | 71.9% | 24.2% | 75.8% |
| 3 to 5 | 192 | 75,270,251 | 22.5 | 4.1 | 95.9 |
| 6 to 8 | 64 | 16,749,712 | 5.0 | 30.9 | 69.1 |
| 9 to 11 | 5 | 1,931,879 | 0.6 | 64.5 | 35.5 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Original Loan-To-Value Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.001% to 50.000% | 65 | $29,093,965 | 8.7% | 29.5% | 70.5% |
| 50.001% to 60.000% | 69 | 32,394,587 | 9.7 | 20.6 | 79.4 |
| 60.001% to 70.000% | 150 | 76,487,326 | 22.9 | 18.7 | 81.3 |
| 70.001% to 75.000% | 126 | 50,046,051 | 15.0 | 19.7 | 80.3 |
| 75.001% to 80.000% | 373 | 119,508,563 | 35.7 | 18.1 | 81.9 |
| 80.001% to 85.000% | 7 | 1,468,094 | 0.4 | 7.8 | 92.2 |
| 85.001% to 90.000% | 57 | 13,928,308 | 4.2 | 29.8 | 70.2 |
| 90.001% to 95.000% | 59 | 11,731,966 | 3.5 | 20.7 | 79.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Current Loan-To-Value Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.001% to 50.000% | 66 | $29,168,364 | 8.7% | 29.7% | 70.3% |
| 50.001% to 60.000% | 71 | 33,209,978 | 9.9 | 20.0 | 80.0 |
| 60.001% to 70.000% | 149 | 75,927,430 | 22.7 | 18.8 | 81.2 |
| 70.001% to 75.000% | 129 | 50,964,672 | 15.2 | 19.4 | 80.6 |
| 75.001% to 80.000% | 367 | 117,559,262 | 35.1 | 17.6 | 82.4 |
| 80.001% to 85.000% | 8 | 2,168,881 | 0.6 | 40.9 | 59.1 |
| 85.001% to 90.000% | 57 | 13,928,308 | 4.2 | 29.8 | 70.2 |
| 90.001% to 95.000% | 59 | 11,731,966 | 3.5 | 20.7 | 79.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |





51

| FICO Score | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 600 to 639 | 65 | $22,261,430 | 6.7% | 15.9% | 84.1% |
| 640 to 679 | 161 | 53,416,341 | 16.0 | 24.1 | 75.9 |
| 680 to 699 | 108 | 41,059,625 | 12.3 | 28.3 | 71.7 |
| 700 to 719 | 124 | 42,985,286 | 12.8 | 16.9 | 83.1 |
| 720 to 759 | 255 | 103,065,254 | 30.8 | 20.6 | 79.4 |
| 760 to 799 | 181 | 68,478,138 | 20.5 | 15.9 | 84.1 |
| 800 to 819 | 10 | 2,857,587 | 0.9 | 9.5 | 90.5 |
| 820 to 839 | 2 | 535,200 | 0.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| First Payment Date | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2003-12-01 | 1 | $283,030 | 0.1% | 100.0% | 0.0% |
| 2004-01-01 | 4 | 1,648,849 | 0.5 | 58.4 | 41.6 |
| 2004-02-01 | 10 | 1,974,864 | 0.6 | 58.3 | 41.7 |
| 2004-03-01 | 22 | 4,990,714 | 1.5 | 6.6 | 93.4 |
| 2004-04-01 | 32 | 9,784,134 | 2.9 | 37.7 | 62.3 |
| 2004-05-01 | 42 | 15,519,872 | 4.6 | 14.5 | 85.5 |
| 2004-06-01 | 27 | 12,364,877 | 3.7 | 0.6 | 99.4 |
| 2004-07-01 | 123 | 47,385,503 | 14.2 | 1.7 | 98.3 |
| 2004-08-01 | 337 | 123,246,755 | 36.8 | 13.6 | 86.4 |
| 2004-09-01 | 308 | 117,460,263 | 35.1 | 35.2 | 64.8 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| States | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| AL | 8 | $2,279,962 | 0.7% | 25.6% | 74.4% |
| AZ | 50 | 12,173,951 | 3.6 | 4.6 | 95.4 |
| CA | 290 | 150,151,051 | 44.9 | 19.6 | 80.4 |
| CO | 35 | 9,549,283 | 2.9 | 8.7 | 91.3 |
| DC | 2 | 1,102,462 | 0.3 | 0.0 | 100.0 |
| DE | 2 | 415,100 | 0.1 | 0.0 | 100.0 |
| FL | 62 | 19,752,984 | 5.9 | 14.0 | 86.0 |
| GA | 37 | 9,087,728 | 2.7 | 15.9 | 84.1 |
| HI | 1 | 232,000 | 0.1 | 0.0 | 100.0 |
| IA | 1 | 143,000 | 0.0 | 0.0 | 100.0 |
| ID | 3 | 528,485 | 0.2 | 45.5 | 54.5 |
| IL | 30 | 13,909,675 | 4.2 | 26.3 | 73.7 |
| IN | 5 | 825,129 | 0.2 | 36.8 | 63.2 |
| KS | 3 | 613,535 | 0.2 | 0.0 | 100.0 |
| KY | 17 | 3,392,829 | 1.0 | 62.8 | 37.2 |
| LA | 6 | 1,240,032 | 0.4 | 28.2 | 71.8 |
| MA | 18 | 6,433,663 | 1.9 | 8.7 | 91.3 |
| MD | 38 | 16,381,380 | 4.9 | 17.1 | 82.9 |
| ME | 2 | 224,985 | 0.1 | 0.0 | 100.0 |
| MI | 24 | 6,100,563 | 1.8 | 13.2 | 86.8 |
| MN | 17 | 3,696,312 | 1.1 | 54.5 | 45.5 |
| MO | 11 | 3,215,496 | 1.0 | 2.6 | 97.4 |
| NC | 21 | 6,540,444 | 2.0 | 4.3 | 95.7 |
| NE | 1 | 164,488 | 0.0 | 0.0 | 100.0 |
| NH | 6 | 1,664,249 | 0.5 | 8.1 | 91.9 |
| NJ | 24 | 10,842,849 | 3.2 | 36.1 | 63.9 |
| NM | 1 | 319,599 | 0.1 | 0.0 | 100.0 |
| NV | 12 | 3,418,601 | 1.0 | 7.9 | 92.1 |
| NY | 4 | 790,506 | 0.2 | 19.9 | 80.1 |
| OH | 37 | 8,374,612 | 2.5 | 19.7 | 80.3 |
| OR | 12 | 3,404,484 | 1.0 | 19.7 | 80.3 |
| PA | 10 | 2,574,420 | 0.8 | 10.0 | 90.0 |
| RI | 1 | 488,000 | 0.1 | 100.0 | 0.0 |
| SC | 9 | 2,853,861 | 0.9 | 8.2 | 91.8 |
| TN | 9 | 2,241,368 | 0.7 | 4.6 | 95.4 |
| TX | 18 | 5,454,167 | 1.6 | 20.6 | 79.4 |
| UT | 7 | 1,659,417 | 0.5 | 0.0 | 100.0 |
| VA | 50 | 14,755,234 | 4.4 | 34.1 | 65.9 |
| WA | 20 | 7,094,461 | 2.1 | 67.5 | 32.5 |
| WI | 1 | 400,000 | 0.1 | 0.0 | 100.0 |
| WV | 1 | 168,500 | 0.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Top 10 Zipcodes | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 90004 | 4 | $5,580,347 | 1.7% | 26.0% | 74.0% |
| 92037 | 3 | 3,666,250 | 1.1 | 0.0 | 100.0 |
| 93108 | 2 | 3,625,000 | 1.1 | 0.0 | 100.0 |
| 60614 | 4 | 3,218,912 | 1.0 | 56.8 | 43.2 |
| 92024 | 5 | 3,116,800 | 0.9 | 24.1 | 75.9 |
| 92651 | 3 | 2,924,834 | 0.9 | 0.0 | 100.0 |
| 92677 | 5 | 2,874,503 | 0.9 | 22.2 | 77.8 |
| 92130 | 5 | 2,849,413 | 0.9 | 0.0 | 100.0 |
| 93065 | 5 | 2,808,175 | 0.8 | 55.5 | 44.5 |
| 21403 | 1 | 2,665,000 | 0.8 | 0.0 | 100.0 |
| Other | 869 | 301,329,627 | 90.0 | 20.4 | 79.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Index | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 1 MO LIBOR | 184 | $67,688,052 | 20.2% | 100.0% | 0.0% |
| 6 MO LIBOR | 722 | 266,970,808 | 79.8 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Margin | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 1.500% | 61 | $25,658,244 | 7.7% | 28.3% | 71.7% |
| 1.625% | 39 | 12,122,645 | 3.6 | 16.1 | 83.9 |
| 1.750% | 67 | 27,792,654 | 8.3 | 22.2 | 77.8 |
| 1.875% | 89 | 29,509,226 | 8.8 | 14.4 | 85.6 |
| 2.000% | 220 | 98,588,320 | 29.5 | 13.5 | 86.5 |
| 2.125% | 153 | 54,643,169 | 16.3 | 16.5 | 83.5 |
| 2.250% | 112 | 36,433,240 | 10.9 | 17.5 | 82.5 |
| 2.375% | 47 | 16,796,116 | 5.0 | 54.2 | 45.8 |
| 2.500% | 73 | 23,031,977 | 6.9 | 34.4 | 65.6 |
| 2.625% | 3 | 877,378 | 0.3 | 32.3 | 67.7 |
| 2.750% | 18 | 3,950,139 | 1.2 | 0.0 | 100.0 |
| 2.875% | 8 | 1,769,255 | 0.5 | 29.1 | 70.9 |
| 3.000% | 4 | 943,200 | 0.3 | 0.0 | 100.0 |
| 3.125% | 6 | 1,210,605 | 0.4 | 51.8 | 48.2 |
| 3.250% | 2 | 548,650 | 0.2 | 33.4 | 66.6 |
| 3.375% | 4 | 784,042 | 0.2 | 85.3 | 14.7 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Initial Periodic Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 85.9% | 23.5% | 76.5% |
| 1.000% | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Subsequent Periodic Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0.000% | 802 | $287,534,707 | 85.9% | 23.5% | 76.5% |
| 1.000% | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Lifetime Cap | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 6.000% to 6.999% | 109 | $49,161,209 | 14.7% | 0.0% | 100.0% |
| 7.000% to 7.999% | 89 | 24,831,644 | 7.4 | 7.4 | 92.6 |
| 8.000% to 8.999% | 655 | 239,478,309 | 71.6 | 22.1 | 77.9 |
| 9.000% to 9.999% | 53 | 21,187,698 | 6.3 | 61.4 | 38.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Max Rate | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 8.500% to 8.999% | 4 | $2,126,310 | 0.6% | 0.0% | 100.0% |
| 9.000% to 9.499% | 54 | 25,393,638 | 7.6 | 0.0 | 100.0 |
| 9.500% to 9.999% | 42 | 18,392,998 | 5.5 | 0.0 | 100.0 |
| 10.000% to 10.499% | 4 | 1,211,207 | 0.4 | 0.0 | 100.0 |
| 12.000% to 12.499% | 802 | 287,534,707 | 85.9 | 23.5 | 76.5 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Months to Roll | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 | 23 | $5,458,924 | 1.6% | 0.0% | 100.0% |
| 1 to 6 | 883 | 329,199,936 | 98.4 | 20.6 | 79.4 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Delinquency in Days | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 0 | 902 | $333,020,447 | 99.5% | 20.1% | 79.9% |
| 30 | 4 | 1,638,413 | 0.5 | 42.3 | 57.7 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Property Type | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 2-4 Family | 3 | $1,891,565 | 0.6% | 0.0% | 100.0% |
| Condominium | 75 | 23,581,783 | 7.0 | 22.1 | 77.9 |
| Co-op | 30 | 7,632,434 | 2.3 | 0.0 | 100.0 |
| Planned Unit Development | 225 | 76,136,263 | 22.8 | 19.7 | 80.3 |
| Single Family | 573 | 225,416,815 | 67.4 | 21.1 | 78.9 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Occupancy Code | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Primary Residence | 836 | $313,892,521 | 93.8% | 21.0% | 79.0% |
| Second Home | 66 | 19,645,071 | 5.9 | 8.2 | 91.8 |
| Investment | 4 | 1,121,268 | 0.3 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Purpose | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Purchase | 410 | $163,848,516 | 49.0% | 18.6% | 81.4% |
| Rate Term Refinance | 412 | 139,362,781 | 41.6 | 25.9 | 74.1 |
| Cash Out Refinance | 84 | 31,447,563 | 9.4 | 3.4 | 96.6 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Documentation Type | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Asset Only | 199 | $96,765,577 | 28.9% | 27.5% | 72.5% |
| Full Doc | 485 | 151,399,776 | 45.2 | 21.7 | 78.3 |
| Full/Alt Doc | 129 | 39,825,016 | 11.9 | 17.9 | 82.1 |
| Income Only | 88 | 45,961,722 | 13.7 | 2.4 | 97.6 |
| No Doc | 5 | 706,769 | 0.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Debt-to-Income Ratio | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Less than or equal to 0.000% | 108 | $48,376,031 | 14.5% | 1.2% | 98.8% |
| 0.001% to 10.000% | 26 | 9,431,179 | 2.8 | 18.6 | 81.4 |
| 10.001% to 20.000% | 88 | 26,273,442 | 7.9 | 15.8 | 84.2 |
| 20.001% to 30.000% | 180 | 72,849,819 | 21.8 | 19.3 | 80.7 |
| 30.001% to 40.000% | 236 | 94,580,240 | 28.3 | 25.7 | 74.3 |
| 40.001% to 50.000% | 203 | 67,625,662 | 20.2 | 26.0 | 74.0 |
| 50.001% to 60.000% | 64 | 15,345,080 | 4.6 | 34.3 | 65.7 |
| 60.001% to 70.000% | 1 | 177,406 | 0.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Prepayment Penalty Flag | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| N | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Interest Only | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Y | 792 | $284,209,354 | 84.9% | 23.8% | 76.2% |
| N | 114 | 50,449,506 | 15.1 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Interest Only terms | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| 120.000 | 731 | $263,599,774 | 78.8% | 25.7% | 74.3% |
| 0.000 | 114 | 50,449,506 | 15.1 | 0.0 | 100.0 |
| 36.000 | 61 | 20,609,580 | 6.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Mortgage Insurance | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| OLTV <= 80 | 783 | $307,530,492 | 91.9% | 19.8% | 80.2% |
| OLTV > 80 and Insured | 123 | 27,128,369 | 8.1 | 24.7 | 75.3 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Servicer | Count | Balance | Percent | %1mo | %6mo |
|---|---|---|---|---|---|
| Countrywide | 741 | $266,925,126 | 79.8% | 25.4% | 74.6% |
| Wells Fargo | 104 | 47,124,154 | 14.1 | 0.0 | 100.0 |
| National City Mortgage | 61 | 20,609,580 | 6.2 | 0.0 | 100.0 |
| Total: | 906 | $334,658,860 | 100.0% | 20.2% | 79.8% |

| Stats |
|---|
| Count: 639 |
| Current Balance: $322,058,287 |
| Average Current Balance: $504,004 |
| Gross Weighted Average Coupon: 5.110% |
| Net Weighted Average Coupon: 4.855% |
| Weighted Average Expense Rate: 0.255% |
| Weighted Average Expense Rate - after Reset: 0.255% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 75.68% |
| Margin: 2.275% |
| Net Margin: 2.020% |
| Initial Periodic Cap: 2.008% |
| Subsequent Periodic Cap: 2.000% |
| Lifetime Cap: 6.000% |
| Maximum Interest Rate: 11.110% |
| Months to Next Roll: 35 |
| FICO Score: 733 |
| Max Zip Code Percentage: 1.453% |
| Debt-to-Income Ratio: 35.504% |

| Conforming | Count | Balance | Percent |
|---|---|---|---|
| N | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $200,000.01 to $350,000.00 | 64 | $21,879,513 | 6.8% |
| $350,000.01 to $500,000.00 | 357 | 148,572,683 | 46.1 |
| $500,000.01 to $650,000.00 | 126 | 72,958,038 | 22.7 |
| $650,000.01 to $800,000.00 | 38 | 27,480,782 | 8.5 |
| $800,000.01 to $950,000.00 | 27 | 23,717,672 | 7.4 |
| $950,000.01 to $1,100,000.00 | 25 | 24,749,599 | 7.7 |
| $1,100,000.01 to $1,250,000.00 | 1 | 1,200,000 | 0.4 |
| $1,400,000.01 to $1,550,000.00 | 1 | 1,500,000 | 0.5 |
| Total: | 639 | $322,058,287 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 3.500% to 3.749% | 1 | $996,726 | 0.3% |
| 3.750% to 3.999% | 4 | 2,531,050 | 0.8 |
| 4.000% to 4.249% | 19 | 10,162,606 | 3.2 |
| 4.250% to 4.499% | 24 | 12,134,703 | 3.8 |
| 4.500% to 4.749% | 55 | 29,788,495 | 9.2 |
| 4.750% to 4.999% | 92 | 47,923,245 | 14.9 |
| 5.000% to 5.249% | 143 | 69,517,514 | 21.6 |
| 5.250% to 5.499% | 160 | 79,778,353 | 24.8 |
| 5.500% to 5.749% | 67 | 33,011,541 | 10.3 |
| 5.750% to 5.999% | 54 | 26,819,903 | 8.3 |
| 6.000% to 6.249% | 15 | 7,546,999 | 2.3 |
| 6.250% to 6.499% | 4 | 1,399,150 | 0.4 |
| 6.500% to 6.749% | 1 | 448,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 633 | $319,725,115 | 99.3% |
| 3 to 5 | 5 | 1,922,549 | 0.6 |
| 6 to 8 | 1 | 410,623 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 13 | $6,358,790 | 2.0% |
| 50.001% to 60.000% | 26 | 16,385,499 | 5.1 |
| 60.001% to 70.000% | 89 | 50,861,200 | 15.8 |
| 70.001% to 75.000% | 57 | 30,734,829 | 9.5 |
| 75.001% to 80.000% | 421 | 205,193,182 | 63.7 |
| 85.001% to 90.000% | 16 | 6,199,213 | 1.9 |
| 90.001% to 95.000% | 17 | 6,325,574 | 2.0 |
| Total: | 639 | $322,058,287 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 14 | $6,908,790 | 2.1% |
| 50.001% to 60.000% | 25 | 15,835,499 | 4.9 |
| 60.001% to 70.000% | 89 | 50,861,200 | 15.8 |
| 70.001% to 75.000% | 58 | 31,128,548 | 9.7 |
| 75.001% to 80.000% | 420 | 204,799,463 | 63.6 |
| 85.001% to 90.000% | 16 | 6,199,213 | 1.9 |
| 90.001% to 95.000% | 17 | 6,325,574 | 2.0 |
| Total: | 639 | $322,058,287 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 600 to 639 | 9 | $4,230,890 | 1.3% |
| 640 to 679 | 54 | 25,369,796 | 7.9 |
| 680 to 699 | 51 | 25,944,139 | 8.1 |
| 700 to 719 | 123 | 61,650,878 | 19.1 |
| 720 to 759 | 243 | 120,789,349 | 37.5 |
| 760 to 799 | 148 | 77,566,337 | 24.1 |
| 800 to 819 | 10 | 5,506,900 | 1.7 |
| 820 to 839 | 1 | 999,999 | 0.3 |
| Total: | 639 | $322,058,287 | 100.0% |

| First Payment Date | Count | Balance | Percent |
|---|---|---|---|
| 2004-04-01 | 1 | $410,623 | 0.1% |
| 2004-05-01 | 1 | 442,368 | 0.1 |
| 2004-06-01 | 1 | 337,035 | 0.1 |
| 2004-07-01 | 3 | 1,143,146 | 0.4 |
| 2004-08-01 | 60 | 32,044,588 | 9.9 |
| 2004-09-01 | 236 | 114,874,910 | 35.7 |
| 2004-10-01 | 325 | 166,096,284 | 51.6 |
| 2004-11-01 | 12 | 6,709,332 | 2.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 2 | $744,000 | 0.2% |
| AZ | 8 | 3,264,185 | 1.0 |
| CA | 328 | 168,531,974 | 52.3 |
| CO | 15 | 7,689,367 | 2.4 |
| CT | 6 | 3,181,142 | 1.0 |
| DC | 3 | 1,628,000 | 0.5 |
| DE | 1 | 380,000 | 0.1 |
| FL | 51 | 24,719,824 | 7.7 |
| GA | 10 | 5,125,160 | 1.6 |
| HI | 5 | 3,781,000 | 1.2 |
| IL | 21 | 10,085,195 | 3.1 |
| IN | 1 | 437,000 | 0.1 |
| MA | 11 | 5,592,255 | 1.7 |
| MD | 29 | 14,908,717 | 4.6 |
| MI | 5 | 2,280,985 | 0.7 |
| MN | 1 | 354,000 | 0.1 |
| MO | 5 | 2,392,692 | 0.7 |
| NC | 8 | 4,486,250 | 1.4 |
| NJ | 12 | 5,477,262 | 1.7 |
| NM | 2 | 1,549,900 | 0.5 |
| NV | 29 | 12,472,063 | 3.9 |
| NY | 9 | 4,310,419 | 1.3 |
| OH | 3 | 2,207,728 | 0.7 |
| OR | 1 | 452,000 | 0.1 |
| PA | 2 | 892,826 | 0.3 |
| RI | 1 | 336,000 | 0.1 |
| SC | 2 | 752,840 | 0.2 |
| TN | 1 | 528,000 | 0.2 |
| TX | 12 | 6,579,175 | 2.0 |
| UT | 5 | 2,255,797 | 0.7 |
| VA | 44 | 21,418,964 | 6.7 |
| WA | 5 | 2,617,168 | 0.8 |
| WY | 1 | 626,400 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 32413 | 10 | $4,679,680 | 1.5% |
| 32541 | 8 | 4,260,424 | 1.3 |
| 89052 | 8 | 3,694,557 | 1.1 |
| 32550 | 8 | 3,215,400 | 1.0 |
| 92069 | 7 | 3,098,442 | 1.0 |
| 94539 | 4 | 2,774,025 | 0.9 |
| 20176 | 5 | 2,735,236 | 0.8 |
| 27927 | 4 | 2,468,000 | 0.8 |
| 95377 | 5 | 2,373,474 | 0.7 |
| 92024 | 3 | 2,314,775 | 0.7 |
| Other | 577 | 290,444,274 | 90.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 YR CMT | 14 | $5,842,684 | 1.8% |
| 1 YR LIBOR | 625 | 316,215,603 | 98.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 607 | $308,117,134 | 95.7% |
| 2.750% | 26 | 11,747,927 | 3.6 |
| 2.875% | 3 | 1,037,026 | 0.3 |
| 3.375% | 2 | 789,500 | 0.2 |
| 3.875% | 1 | 366,700 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 638 | $321,408,287 | 99.8% |
| 6.000% | 1 | 650,000 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 6.000% to 6.999% | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 9.500% to 9.999% | 5 | $3,527,776 | 1.1% |
| 10.000% to 10.499% | 43 | 22,297,309 | 6.9 |
| 10.500% to 10.999% | 147 | 77,711,740 | 24.1 |
| 11.000% to 11.499% | 303 | 149,295,867 | 46.4 |
| 11.500% to 11.999% | 121 | 59,831,444 | 18.6 |
| 12.000% to 12.499% | 19 | 8,946,149 | 2.8 |
| 12.500% to 12.999% | 1 | 448,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 7 to 36 | 627 | $315,348,955 | 97.9% |
| 37 to 60 | 12 | 6,709,332 | 2.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 639 | $322,058,287 | 100.0% |
| Total: | 639 | $322,058,287 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 360 | $187,293,442 | 58.2% |
| Planned Unit Development | 203 | 100,359,796 | 31.2 |
| Condominium | 73 | 32,621,849 | 10.1 |
| 2-4 Family | 3 | 1,783,200 | 0.6 |
| Total: | 639 | $322,058,287 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 578 | $293,786,318 | 91.2% |
| Second Home | 61 | 28,271,969 | 8.8 |
| Total: | 639 | $322,058,287 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 493 | $251,908,139 | 78.2% |
| Rate Term Refinance | 98 | 48,503,691 | 15.1 |
| Cash Out Refinance | 48 | 21,646,457 | 6.7 |
| Total: | 639 | $322,058,287 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 75 | $38,629,058 | 12.0% |
| Full Doc | 54 | 27,392,529 | 8.5 |
| Full/Alt Doc | 509 | 255,403,275 | 79.3 |
| Income Only | 1 | 633,425 | 0.2 |
| Total: | 639 | $322,058,287 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 2 | $1,404,000 | 0.4% |
| 0.001% to 10.000% | 6 | 3,995,079 | 1.2 |
| 10.001% to 20.000% | 26 | 13,654,174 | 4.2 |
| 20.001% to 30.000% | 94 | 48,324,350 | 15.0 |
| 30.001% to 40.000% | 311 | 149,647,813 | 46.5 |
| 40.001% to 50.000% | 183 | 95,536,737 | 29.7 |
| 50.001% to 60.000% | 17 | 9,496,135 | 2.9 |
| Total: | 639 | $322,058,287 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 638 | $321,658,287 | 99.9% |
| Y | 1 | 400,000 | 0.1 |
| Total: | 639 | $322,058,287 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 542 | $274,295,713 | 85.2% |
| N | 97 | 47,762,574 | 14.8 |
| Total: | 639 | $322,058,287 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 606 | $309,533,499 | 96.1% |
| OLTV > 80 and Insured | 33 | 12,524,788 | 3.9 |
| Total: | 639 | $322,058,287 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 381 | $194,426,384 | 60.4% |
| National City Mortgage | 258 | 127,631,903 | 39.6 |
| Total: | 639 | $322,058,287 | 100.0% |



56

| Stats |
|---|
| Count: 731 |
| Current Balance: $368,103,092 |
| Average Current Balance: $503,561 |
| Gross Weighted Average Coupon: 4.849% |
| Net Weighted Average Coupon: 4.598% |
| Weighted Average Expense Rate: 0.251% |
| Weighted Average Expense Rate - after Reset: 0.284% |
| Original Term: 360 |
| Remaining Term: 359 |
| Age: 1 |
| Original Loan-to-Value Ratio: 71.31% |
| Margin: 2.523% |
| Net Margin: 2.239% |
| Initial Periodic Cap: 5.009% |
| Subsequent Periodic Cap: 2.000% |
| Lifetime Cap: 5.009% |
| Maximum Interest Rate: 9.857% |
| Months to Next Roll: 59 |
| FICO Score: 735 |
| Max Zip Code Percentage: 1.246% |
| Debt-to-Income Ratio: 17.059% |

| Conforming | Count | Balance | Percent |
|---|---|---|---|
| N | 638 | $344,944,230 | 93.7% |
| Y | 93 | 23,158,862 | 6.3 |
| Total: | 731 | $368,103,092 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 22 | $3,552,326 | 1.0% |
| $200,000.01 to $350,000.00 | 116 | 35,056,742 | 9.5 |
| $350,000.01 to $500,000.00 | 327 | 136,935,398 | 37.2 |
| $500,000.01 to $650,000.00 | 159 | 91,855,504 | 25.0 |
| $650,000.01 to $800,000.00 | 44 | 31,839,361 | 8.6 |
| $800,000.01 to $950,000.00 | 18 | 15,915,893 | 4.3 |
| $950,000.01 to $1,100,000.00 | 32 | 31,984,425 | 8.7 |
| $1,100,000.01 to $1,250,000.00 | 3 | 3,632,996 | 1.0 |
| $1,250,000.01 to $1,400,000.00 | 1 | 1,268,000 | 0.3 |
| $1,400,000.01 to $1,550,000.00 | 6 | 8,989,550 | 2.4 |
| $1,850,000.01 to $2,000,000.00 | 1 | 1,972,898 | 0.5 |
| $2,000,000.01 to $2,150,000.00 | 1 | 2,100,000 | 0.6 |
| $2,900,000.01 to $3,050,000.00 | 1 | 3,000,000 | 0.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 2.750% to 2.999% | 5 | $1,895,183 | 0.5% |
| 3.000% to 3.249% | 3 | 1,239,200 | 0.3 |
| 3.250% to 3.499% | 3 | 1,113,900 | 0.3 |
| 3.500% to 3.749% | 18 | 6,895,354 | 1.9 |
| 3.750% to 3.999% | 35 | 14,811,060 | 4.0 |
| 4.000% to 4.249% | 63 | 34,289,111 | 9.3 |
| 4.250% to 4.499% | 130 | 69,942,593 | 19.0 |
| 4.500% to 4.749% | 136 | 67,150,565 | 18.2 |
| 4.750% to 4.999% | 11 | 6,164,655 | 1.7 |
| 5.000% to 5.249% | 33 | 16,554,380 | 4.5 |
| 5.250% to 5.499% | 107 | 57,095,021 | 15.5 |
| 5.500% to 5.749% | 93 | 46,154,167 | 12.5 |
| 5.750% to 5.999% | 56 | 27,628,415 | 7.5 |
| 6.000% to 6.249% | 21 | 9,086,417 | 2.5 |
| 6.250% to 6.499% | 6 | 2,142,700 | 0.6 |
| 6.500% to 6.749% | 8 | 4,508,149 | 1.2 |
| 6.750% to 6.999% | 2 | 782,223 | 0.2 |
| 7.500% to 7.749% | 1 | 650,000 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 675 | $340,323,067 | 92.5% |
| 3 to 5 | 52 | 24,577,656 | 6.7 |
| 6 to 8 | 3 | 1,723,816 | 0.5 |
| 12 to 14 | 1 | 1,478,553 | 0.4 |
| Total: | 731 | $368,103,092 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 45 | $31,354,420 | 8.5% |
| 50.001% to 60.000% | 60 | 39,603,790 | 10.8 |
| 60.001% to 70.000% | 89 | 49,634,610 | 13.5 |
| 70.001% to 75.000% | 72 | 37,715,382 | 10.2 |
| 75.001% to 80.000% | 454 | 205,764,171 | 55.9 |
| 80.001% to 85.000% | 2 | 708,915 | 0.2 |
| 85.001% to 90.000% | 3 | 1,318,902 | 0.4 |
| 90.001% to 95.000% | 6 | 2,002,903 | 0.5 |
| Total: | 731 | $368,103,092 | 100.0% |

| Current Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 45 | $31,354,420 | 8.5% |
| 50.001% to 60.000% | 61 | 39,949,790 | 10.9 |
| 60.001% to 70.000% | 92 | 50,985,578 | 13.9 |
| 70.001% to 75.000% | 69 | 36,364,414 | 9.9 |
| 75.001% to 80.000% | 453 | 205,418,171 | 55.8 |
| 80.001% to 85.000% | 2 | 708,915 | 0.2 |
| 85.001% to 90.000% | 3 | 1,318,902 | 0.4 |
| 90.001% to 95.000% | 6 | 2,002,903 | 0.5 |
| Total: | 731 | $368,103,092 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 0 to 539 | 1 | $399,436 | 0.1% |
| 600 to 639 | 3 | 1,120,976 | 0.3 |
| 640 to 679 | 66 | 33,499,853 | 9.1 |
| 680 to 699 | 81 | 41,069,079 | 11.2 |
| 700 to 719 | 108 | 58,142,625 | 15.8 |
| 720 to 759 | 240 | 117,300,797 | 31.9 |
| 760 to 799 | 222 | 110,245,145 | 29.9 |
| 800 to 819 | 10 | 6,325,182 | 1.7 |
| Total: | 731 | $368,103,092 | 100.0% |

| First Payment Date | Count | Balance | Percent |
|---|---|---|---|
| 2003-10-01 | 1 | $1,478,553 | 0.4% |
| 2004-04-01 | 3 | 1,723,816 | 0.5 |
| 2004-05-01 | 3 | 1,502,983 | 0.4 |
| 2004-06-01 | 15 | 7,557,598 | 2.1 |
| 2004-07-01 | 34 | 15,517,074 | 4.2 |
| 2004-08-01 | 119 | 62,575,730 | 17.0 |
| 2004-09-01 | 459 | 228,965,888 | 62.2 |
| 2004-10-01 | 97 | 48,781,450 | 13.3 |
| Total: | 731 | $368,103,092 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 1 | $210,320 | 0.1% |
| AR | 1 | 332,977 | 0.1 |
| AZ | 16 | 7,277,021 | 2.0 |
| CA | 334 | 182,904,370 | 49.7 |
| CO | 14 | 5,295,434 | 1.4 |
| CT | 9 | 5,594,333 | 1.5 |
| DC | 13 | 7,820,315 | 2.1 |
| DE | 3 | 1,436,802 | 0.4 |
| FL | 23 | 9,829,182 | 2.7 |
| GA | 20 | 7,759,958 | 2.1 |
| HI | 5 | 2,255,400 | 0.6 |
| ID | 3 | 1,231,639 | 0.3 |
| IL | 18 | 8,920,964 | 2.4 |
| IN | 3 | 1,115,574 | 0.3 |
| KS | 3 | 859,591 | 0.2 |
| LA | 1 | 232,273 | 0.1 |
| MA | 8 | 4,058,787 | 1.1 |
| MD | 36 | 18,157,489 | 4.9 |
| ME | 1 | 383,961 | 0.1 |
| MI | 11 | 5,170,390 | 1.4 |
| MN | 11 | 4,945,784 | 1.3 |
| MO | 2 | 1,041,750 | 0.3 |
| MS | 1 | 204,068 | 0.1 |
| NC | 17 | 8,192,254 | 2.2 |
| NE | 1 | 158,400 | 0.0 |
| NJ | 25 | 13,015,767 | 3.5 |
| NV | 16 | 7,480,887 | 2.0 |
| NY | 22 | 13,369,695 | 3.6 |
| OH | 8 | 2,592,223 | 0.7 |
| OR | 4 | 1,974,900 | 0.5 |
| PA | 11 | 5,298,524 | 1.4 |
| RI | 2 | 821,012 | 0.2 |
| SC | 6 | 1,869,597 | 0.5 |
| TN | 3 | 1,116,861 | 0.3 |
| TX | 8 | 3,555,199 | 1.0 |
| UT | 4 | 1,539,172 | 0.4 |
| VA | 46 | 20,679,664 | 5.6 |
| WA | 13 | 6,150,873 | 1.7 |
| WI | 7 | 2,498,102 | 0.7 |
| WY | 1 | 751,581 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 92657 | 4 | $4,585,000 | 1.2% |
| 90049 | 3 | 4,237,000 | 1.2 |
| 94583 | 7 | 3,587,412 | 1.0 |
| 95008 | 4 | 3,101,912 | 0.8 |
| 92660 | 4 | 2,975,696 | 0.8 |
| 95121 | 5 | 2,613,717 | 0.7 |
| 95762 | 5 | 2,543,636 | 0.7 |
| 94506 | 3 | 2,339,200 | 0.6 |
| 92154 | 5 | 2,152,110 | 0.6 |
| 92673 | 3 | 2,149,426 | 0.6 |
| Other | 688 | 337,817,983 | 91.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 YR CMT | 398 | $199,286,676 | 54.1% |
| 1 YR LIBOR | 333 | 168,816,416 | 45.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 329 | $167,107,313 | 45.4% |
| 2.750% | 401 | 200,599,680 | 54.5 |
| 3.125% | 1 | 396,100 | 0.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 726 | $364,885,183 | 99.1% |
| 6.000% | 5 | 3,217,910 | 0.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% to 5.999% | 726 | $364,885,183 | 99.1% |
| 6.000% to 6.999% | 5 | 3,217,910 | 0.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 7.500% to 7.999% | 5 | $1,895,183 | 0.5% |
| 8.000% to 8.499% | 6 | 2,353,100 | 0.6 |
| 8.500% to 8.999% | 53 | 21,706,414 | 5.9 |
| 9.000% to 9.499% | 193 | 104,231,704 | 28.3 |
| 9.500% to 9.999% | 147 | 73,315,219 | 19.9 |
| 10.000% to 10.499% | 138 | 71,762,847 | 19.5 |
| 10.500% to 10.999% | 148 | 73,322,582 | 19.9 |
| 11.000% to 11.499% | 27 | 12,244,315 | 3.3 |
| 11.500% to 11.999% | 11 | 5,750,372 | 1.6 |
| 12.000% to 12.499% | 2 | 871,356 | 0.2 |
| 12.500% to 12.999% | 1 | 650,000 | 0.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 37 to 60 | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Delinquency in Days | Count | Balance | Percent |
|---|---|---|---|
| 0 | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 531 | $270,960,668 | 73.6% |
| Planned Unit Development | 121 | 60,541,186 | 16.4 |
| Condominium | 69 | 31,385,002 | 8.5 |
| Co-op | 7 | 3,578,736 | 1.0 |
| 2-4 Family | 3 | 1,637,500 | 0.4 |
| Total: | 731 | $368,103,092 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 695 | $349,971,525 | 95.1% |
| Second Home | 36 | 18,131,568 | 4.9 |
| Total: | 731 | $368,103,092 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 553 | $264,008,384 | 71.7% |
| Rate Term Refinance | 140 | 82,656,183 | 22.5 |
| Cash Out Refinance | 38 | 21,438,525 | 5.8 |
| Total: | 731 | $368,103,092 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Only | 171 | $80,336,257 | 21.8% |
| Full Doc | 218 | 126,420,959 | 34.3 |
| Full/Alt Doc | 260 | 132,241,720 | 35.9 |
| Income Only | 12 | 4,719,664 | 1.3 |
| No Doc | 70 | 24,384,493 | 6.6 |
| Total: | 731 | $368,103,092 | 100.0% |

| Debt-to-Income Ratio | Count | Balance | Percent |
|---|---|---|---|
| Less than or equal to 0.000% | 390 | $195,657,946 | 53.2% |
| 0.001% to 10.000% | 3 | 2,133,469 | 0.6 |
| 10.001% to 20.000% | 16 | 8,849,692 | 2.4 |
| 20.001% to 30.000% | 46 | 23,590,571 | 6.4 |
| 30.001% to 40.000% | 155 | 78,184,596 | 21.2 |
| 40.001% to 50.000% | 105 | 52,103,486 | 14.2 |
| 50.001% to 60.000% | 16 | 7,583,332 | 2.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 731 | $368,103,092 | 100.0% |
| Total: | 731 | $368,103,092 | 100.0% |





58

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 579 | $290,214,617 | 78.8% |
| N | 152 | 77,888,475 | 21.2 |
| Total: | 731 | $368,103,092 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 720 | $364,072,373 | 98.9% |
| OLTV > 80 and Insured | 11 | 4,030,719 | 1.1 |
| Total: | 731 | $368,103,092 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 196 | $98,603,648 | 26.8% |
| National City Mortgage | 147 | 74,626,294 | 20.3 |
| Wells Fargo | 388 | 194,873,150 | 52.9 |
| Total: | 731 | $368,103,092 | 100.0% |

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

# COMPUTATIONAL MATERIALS

for

# GS MORTGAGE SECURITIES CORP.

## GSR Mortgage-Backed Certificates 2004-12, Series 2004-12

115424 GSR 2004-12
Form SE

# GSR0412 - Price/Yield - 3A1

| | | | |
|---|---|---|---|
| Balance | $89,773,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB |
|---|---|---|---|---|---|---|---|
| 100.31451 | 4.132 | 3.884 | 3.628 | 3.363 | 3.090 | 2.802 | 2.509 |
| 100.31451 | 157 | 151 | 134 | 114 | 90 | 64 | 37 |
| 100.34576 | 4.107 | 3.846 | 3.577 | 3.299 | 3.013 | 2.710 | 2.403 |
| 100.34576 | 154 | 147 | 129 | 107 | 82 | 55 | 26 |
| 100.37701 | 4.081 | 3.808 | 3.527 | 3.236 | 2.935 | 2.619 | 2.297 |
| 100.37701 | 152 | 143 | 124 | 101 | 75 | 46 | 15 |
| 100.40826 | 4.056 | 3.771 | 3.476 | 3.172 | 2.858 | 2.527 | 2.191 |
| 100.40826 | 149 | 139 | 119 | 94 | 67 | 36 | 5 |
| 100.43951 | 4.030 | 3.733 | 3.426 | 3.108 | 2.781 | 2.435 | 2.085 |
| 100.43951 | 147 | 135 | 114 | 88 | 59 | 27 | -6 |
| 100.47076 | 4.005 | 3.695 | 3.375 | 3.045 | 2.704 | 2.344 | 1.979 |
| 100.47076 | 144 | 132 | 109 | 82 | 51 | 18 | -16 |
| 100.50201 | 3.979 | 3.657 | 3.325 | 2.981 | 2.627 | 2.253 | 1.873 |
| 100.50201 | 141 | 128 | 104 | 75 | 44 | 9 | -27 |
| 100.53326 | 3.954 | 3.620 | 3.274 | 2.917 | 2.550 | 2.161 | 1.767 |
| 100.53326 | 139 | 124 | 99 | 69 | 36 | 0 | -37 |
| 100.56451 | 3.929 | 3.582 | 3.224 | 2.854 | 2.473 | 2.070 | 1.662 |
| 100.56451 | 136 | 120 | 94 | 63 | 28 | -9 | -48 |
| 100.59576 | 3.903 | 3.544 | 3.173 | 2.790 | 2.396 | 1.979 | 1.556 |
| 100.59576 | 134 | 117 | 89 | 56 | 21 | -18 | -59 |
| 100.62701 | 3.878 | 3.506 | 3.123 | 2.727 | 2.319 | 1.888 | 1.451 |
| 100.62701 | 131 | 113 | 84 | 50 | 13 | -27 | -69 |
| 100.65826 | 3.852 | 3.469 | 3.073 | 2.664 | 2.242 | 1.797 | 1.345 |
| 100.65826 | 129 | 109 | 79 | 44 | 5 | -36 | -80 |
| 100.68951 | 3.827 | 3.431 | 3.023 | 2.600 | 2.165 | 1.706 | 1.240 |
| 100.68951 | 126 | 105 | 74 | 37 | -2 | -46 | -90 |
| 100.72076 | 3.802 | 3.394 | 2.972 | 2.537 | 2.088 | 1.615 | 1.135 |
| 100.72076 | 124 | 101 | 69 | 31 | -10 | -55 | -101 |
| 100.75201 | 3.776 | 3.356 | 2.922 | 2.474 | 2.012 | 1.525 | 1.030 |
| 100.75201 | 121 | 98 | 64 | 25 | -18 | -64 | -111 |
| 100.78326 | 3.751 | 3.318 | 2.872 | 2.411 | 1.935 | 1.434 | 0.925 |
| 100.78326 | 119 | 94 | 59 | 18 | -25 | -73 | -122 |
| 100.81451 | 3.726 | 3.281 | 2.822 | 2.347 | 1.859 | 1.343 | 0.820 |
| 100.81451 | 116 | 90 | 54 | 12 | -33 | -82 | -132 |
| 100.84576 | 3.701 | 3.243 | 2.772 | 2.284 | 1.782 | 1.253 | 0.716 |
| 100.84576 | 114 | 86 | 49 | 6 | -41 | -91 | -143 |
| 100.87701 | 3.675 | 3.206 | 2.721 | 2.221 | 1.706 | 1.162 | 0.611 |
| 100.87701 | 111 | 83 | 44 | -1 | -48 | -100 | -153 |
| 100.90826 | 3.650 | 3.168 | 2.671 | 2.158 | 1.630 | 1.072 | 0.507 |
| 100.90826 | 109 | 79 | 39 | -7 | -56 | -109 | -164 |
| 100.93951 | 3.625 | 3.131 | 2.621 | 2.095 | 1.553 | 0.982 | 0.402 |
| 100.93951 | 106 | 75 | 34 | -13 | -64 | -118 | -174 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| WAL | 1.29 | 0.85 | 0.63 | 0.50 | 0.41 | 0.35 | 0.30 |
| Mod Durn | 1.22 | 0.82 | 0.61 | 0.49 | 0.40 | 0.34 | 0.29 |
| Principal Window | Nov04 - Jun07 | Nov04 - Jul06 | Nov04 - Feb06 | Nov04 - Oct05 | Nov04 - Aug05 | Nov04 - Jun05 | Nov04 - May05 |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

| | | |
|---|---|---|
| | LIBOR_1MO | 1.87 |
| | LIBOR_6MO | 2.21 |
| | LIBOR_1YR | 2.45 |
| | CMT_1YR | 2.17 |
| | | |
| | EDSF | |
| | 0.25YR | 2.122 |
| Yield | 0.5YR | 2.227 |
| Spread | 0.75YR | 2.334 |
| Yield | 1YR | 2.441 |
| Spread | 1.25YR | 2.549 |
| Yield | 1.5YR | 2.655 |
| Spread | 1.75YR | 2.764 |
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# GSR0412 - Price/Yield - 3A2

| | | | |
|---|---|---|---|
| Balance | $35,277,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.81392 | 4.269 | 4.091 | 3.904 | 3.707 | 3.497 | 3.279 | 3.037 | Yield |
| 100.81392 | 98 | 118 | 121 | 116 | 105 | 90 | 72 | Spread |
| 100.84517 | 4.259 | 4.076 | 3.884 | 3.681 | 3.466 | 3.241 | 2.993 | Yield |
| 100.84517 | 97 | 117 | 119 | 113 | 102 | 87 | 67 | Spread |
| 100.87642 | 4.249 | 4.061 | 3.863 | 3.655 | 3.434 | 3.204 | 2.949 | Yield |
| 100.87642 | 96 | 115 | 117 | 111 | 99 | 83 | 63 | Spread |
| 100.90767 | 4.238 | 4.045 | 3.843 | 3.630 | 3.402 | 3.166 | 2.904 | Yield |
| 100.90767 | 95 | 114 | 115 | 108 | 95 | 79 | 58 | Spread |
| 100.93892 | 4.228 | 4.030 | 3.823 | 3.604 | 3.371 | 3.128 | 2.860 | Yield |
| 100.93892 | 94 | 112 | 112 | 105 | 92 | 75 | 54 | Spread |
| 100.97017 | 4.218 | 4.015 | 3.802 | 3.578 | 3.339 | 3.091 | 2.816 | Yield |
| 100.97017 | 93 | 111 | 110 | 103 | 89 | 71 | 50 | Spread |
| 101.00142 | 4.208 | 4.000 | 3.782 | 3.552 | 3.308 | 3.053 | 2.772 | Yield |
| 101.00142 | 92 | 109 | 108 | 100 | 86 | 68 | 45 | Spread |
| 101.03267 | 4.197 | 3.985 | 3.761 | 3.526 | 3.276 | 3.016 | 2.727 | Yield |
| 101.03267 | 91 | 108 | 106 | 98 | 83 | 64 | 41 | Spread |
| 101.06392 | 4.187 | 3.969 | 3.741 | 3.501 | 3.244 | 2.978 | 2.683 | Yield |
| 101.06392 | 90 | 106 | 104 | 95 | 80 | 60 | 36 | Spread |
| 101.09517 | 4.177 | 3.954 | 3.721 | 3.475 | 3.213 | 2.941 | 2.639 | Yield |
| 101.09517 | 89 | 105 | 102 | 93 | 77 | 56 | 32 | Spread |
| 101.12642 | 4.166 | 3.939 | 3.700 | 3.449 | 3.181 | 2.903 | 2.595 | Yield |
| 101.12642 | 88 | 103 | 100 | 90 | 73 | 53 | 27 | Spread |
| 101.15767 | 4.156 | 3.924 | 3.680 | 3.423 | 3.150 | 2.866 | 2.551 | Yield |
| 101.15767 | 87 | 102 | 98 | 87 | 70 | 49 | 23 | Spread |
| 101.18892 | 4.146 | 3.909 | 3.660 | 3.398 | 3.118 | 2.828 | 2.507 | Yield |
| 101.18892 | 86 | 100 | 96 | 85 | 67 | 45 | 19 | Spread |
| 101.22017 | 4.136 | 3.894 | 3.639 | 3.372 | 3.087 | 2.791 | 2.463 | Yield |
| 101.22017 | 85 | 99 | 94 | 82 | 64 | 41 | 14 | Spread |
| 101.25142 | 4.125 | 3.878 | 3.619 | 3.346 | 3.056 | 2.753 | 2.419 | Yield |
| 101.25142 | 84 | 97 | 92 | 80 | 61 | 38 | 10 | Spread |
| 101.28267 | 4.115 | 3.863 | 3.599 | 3.320 | 3.024 | 2.716 | 2.375 | Yield |
| 101.28267 | 83 | 96 | 90 | 77 | 58 | 34 | 5 | Spread |
| 101.31392 | 4.105 | 3.848 | 3.579 | 3.295 | 2.993 | 2.678 | 2.331 | Yield |
| 101.31392 | 82 | 94 | 88 | 75 | 55 | 30 | 1 | Spread |
| 101.34517 | 4.095 | 3.833 | 3.558 | 3.269 | 2.961 | 2.641 | 2.287 | Yield |
| 101.34517 | 81 | 93 | 86 | 72 | 51 | 26 | -3 | Spread |
| 101.37642 | 4.084 | 3.818 | 3.538 | 3.243 | 2.930 | 2.604 | 2.243 | Yield |
| 101.37642 | 80 | 91 | 84 | 69 | 48 | 23 | -8 | Spread |
| 101.40767 | 4.074 | 3.803 | 3.518 | 3.218 | 2.899 | 2.566 | 2.199 | Yield |
| 101.40767 | 79 | 90 | 82 | 67 | 45 | 19 | -12 | Spread |
| 101.43892 | 4.064 | 3.788 | 3.497 | 3.192 | 2.867 | 2.529 | 2.155 | Yield |
| 101.43892 | 78 | 88 | 80 | 64 | 42 | 15 | -16 | Spread |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| WAL | 3.29 | 2.17 | 1.60 | 1.25 | 1.01 | 0.85 | 0.72 |
| Mod Durn | 3.00 | 2.03 | 1.51 | 1.20 | 0.98 | 0.82 | 0.70 |
| Principal Window | Jun07 - Oct08 | Jul06 - May07 | Feb06 - Sep06 | Oct05 - Apr06 | Aug05 - Jan06 | Jun05 - Oct05 | May05 - Aug05 |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

| | |
|---|---|
| LIBOR_1MO | 1.87 |
| LIBOR_6MO | 2.21 |
| LIBOR_1YR | 2.45 |
| CMT_1YR | 2.17 |
| | |
| EDSF | |
| 0.25YR | 2.122 |
| 0.5YR | 2.227 |
| 0.75YR | 2.334 |
| 1YR | 2.441 |
| 1.25YR | 2.549 |
| 1.5YR | 2.655 |
| 1.75YR | 2.764 |
| 2YR | 2.847 |
| 3YR | 3.2029 |
| 4YR | 3.493 |

# GSR0412 - Price/Yield - 3A3

| | | | |
|---|---|---|---|
| Balance | $62,758,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.88088 | 4.351 | 4.267 | 4.143 | 4.011 | 3.872 | 3.723 | 3.564 | Yield |
| 100.88088 | 71 | 92 | 110 | 116 | 117 | 113 | 106 | Spread |
| 100.91213 | 4.344 | 4.257 | 4.130 | 3.995 | 3.852 | 3.699 | 3.536 | Yield |
| 100.91213 | 70 | 91 | 108 | 115 | 115 | 111 | 103 | Spread |
| 100.94338 | 4.336 | 4.247 | 4.117 | 3.978 | 3.832 | 3.675 | 3.508 | Yield |
| 100.94338 | 70 | 90 | 107 | 113 | 113 | 109 | 100 | Spread |
| 100.97463 | 4.329 | 4.238 | 4.104 | 3.962 | 3.811 | 3.651 | 3.480 | Yield |
| 100.97463 | 69 | 89 | 106 | 111 | 111 | 106 | 97 | Spread |
| 101.00588 | 4.321 | 4.228 | 4.091 | 3.945 | 3.791 | 3.627 | 3.452 | Yield |
| 101.00588 | 68 | 88 | 104 | 110 | 109 | 104 | 94 | Spread |
| 101.03713 | 4.314 | 4.218 | 4.078 | 3.929 | 3.771 | 3.603 | 3.423 | Yield |
| 101.03713 | 67 | 87 | 103 | 108 | 107 | 101 | 92 | Spread |
| 101.06838 | 4.306 | 4.208 | 4.065 | 3.913 | 3.751 | 3.579 | 3.395 | Yield |
| 101.06838 | 66 | 86 | 102 | 107 | 105 | 99 | 89 | Spread |
| 101.09963 | 4.299 | 4.199 | 4.052 | 3.896 | 3.731 | 3.555 | 3.367 | Yield |
| 101.09963 | 66 | 85 | 100 | 105 | 103 | 97 | 86 | Spread |
| 101.13088 | 4.291 | 4.189 | 4.039 | 3.880 | 3.711 | 3.531 | 3.339 | Yield |
| 101.13088 | 65 | 84 | 99 | 103 | 101 | 94 | 83 | Spread |
| 101.16213 | 4.283 | 4.179 | 4.026 | 3.863 | 3.691 | 3.507 | 3.311 | Yield |
| 101.16213 | 64 | 84 | 98 | 102 | 99 | 92 | 80 | Spread |
| 101.19338 | 4.276 | 4.169 | 4.013 | 3.847 | 3.671 | 3.484 | 3.283 | Yield |
| 101.19338 | 63 | 83 | 97 | 100 | 97 | 89 | 78 | Spread |
| 101.22463 | 4.268 | 4.160 | 4.000 | 3.831 | 3.651 | 3.460 | 3.255 | Yield |
| 101.22463 | 63 | 82 | 95 | 98 | 95 | 87 | 75 | Spread |
| 101.25588 | 4.261 | 4.150 | 3.987 | 3.814 | 3.631 | 3.436 | 3.227 | Yield |
| 101.25588 | 62 | 81 | 94 | 97 | 93 | 85 | 72 | Spread |
| 101.28713 | 4.253 | 4.140 | 3.974 | 3.798 | 3.611 | 3.412 | 3.199 | Yield |
| 101.28713 | 61 | 80 | 93 | 95 | 91 | 82 | 69 | Spread |
| 101.31838 | 4.246 | 4.130 | 3.961 | 3.781 | 3.591 | 3.388 | 3.171 | Yield |
| 101.31838 | 60 | 79 | 91 | 93 | 89 | 80 | 66 | Spread |
| 101.34963 | 4.238 | 4.121 | 3.948 | 3.765 | 3.571 | 3.364 | 3.144 | Yield |
| 101.34963 | 60 | 78 | 90 | 92 | 87 | 78 | 64 | Spread |
| 101.38088 | 4.231 | 4.111 | 3.935 | 3.749 | 3.551 | 3.341 | 3.116 | Yield |
| 101.38088 | 59 | 77 | 89 | 90 | 85 | 75 | 61 | Spread |
| 101.41213 | 4.223 | 4.101 | 3.922 | 3.732 | 3.531 | 3.317 | 3.088 | Yield |
| 101.41213 | 58 | 76 | 88 | 89 | 83 | 73 | 58 | Spread |
| 101.44338 | 4.216 | 4.092 | 3.909 | 3.716 | 3.511 | 3.293 | 3.060 | Yield |
| 101.44338 | 57 | 75 | 86 | 87 | 81 | 70 | 55 | Spread |
| 101.47463 | 4.208 | 4.082 | 3.896 | 3.700 | 3.491 | 3.269 | 3.032 | Yield |
| 101.47463 | 57 | 74 | 85 | 85 | 79 | 68 | 52 | Spread |
| 101.50588 | 4.201 | 4.072 | 3.883 | 3.683 | 3.471 | 3.245 | 3.004 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.50588 | 56 | 73 | 84 | 84 | 77 | 66 | 50 | Spread |
| WAL | 4.62 | 3.49 | 2.56 | 2.00 | 1.62 | 1.35 | 1.15 | |
| Mod Durn | 4.08 | 3.16 | 2.37 | 1.88 | 1.54 | 1.29 | 1.10 | |
| Principal Window | Oct08 - Jul09 | May07 - Apr09 | Sep06 - Feb08 | Apr06 - May07 | Jan06 - Nov06 | Oct05 - Jul06 | Aug05 - Apr06 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.87 |
| LIBOR_6MO | 2.21 |
| LIBOR_1YR | 2.45 |
| CMT_1YR | 2.17 |
| | |
| SWAPS | |
| 1YR | 2.45 |
| 2YR | 2.847 |
| 3YR | 3.2029 |
| 4YR | 3.493 |
| 5YR | 3.7336 |
| 6YR | 3.9427 |
| 7YR | 4.1217 |
| 8YR | 4.2734 |
| 9YR | 4.404 |
| 10YR | 4.5189 |

# GSR0412 - Price/Yield - 3A4

| | | | |
|---|---|---|---|
| Balance | $38,066,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.45358 | 4.460 | 4.459 | 4.423 | 4.366 | 4.305 | 4.240 | 4.171 | Yield |
| 100.45358 | 79 | 79 | 97 | 116 | 131 | 139 | 144 | Spread |
| 100.48483 | 4.452 | 4.451 | 4.414 | 4.354 | 4.291 | 4.224 | 4.152 | Yield |
| 100.48483 | 78 | 79 | 96 | 115 | 129 | 137 | 142 | Spread |
| 100.51608 | 4.445 | 4.444 | 4.405 | 4.343 | 4.277 | 4.207 | 4.132 | Yield |
| 100.51608 | 77 | 78 | 95 | 114 | 128 | 135 | 140 | Spread |
| 100.54733 | 4.437 | 4.436 | 4.396 | 4.332 | 4.263 | 4.191 | 4.113 | Yield |
| 100.54733 | 77 | 77 | 94 | 113 | 127 | 134 | 138 | Spread |
| 100.57858 | 4.430 | 4.429 | 4.387 | 4.320 | 4.250 | 4.175 | 4.094 | Yield |
| 100.57858 | 76 | 76 | 93 | 112 | 125 | 132 | 136 | Spread |
| 100.60983 | 4.422 | 4.421 | 4.378 | 4.309 | 4.236 | 4.158 | 4.075 | Yield |
| 100.60983 | 75 | 76 | 92 | 111 | 124 | 131 | 134 | Spread |
| 100.64108 | 4.415 | 4.414 | 4.369 | 4.298 | 4.222 | 4.142 | 4.056 | Yield |
| 100.64108 | 74 | 75 | 91 | 110 | 122 | 129 | 133 | Spread |
| 100.67233 | 4.408 | 4.407 | 4.361 | 4.287 | 4.208 | 4.125 | 4.036 | Yield |
| 100.67233 | 74 | 74 | 91 | 108 | 121 | 127 | 131 | Spread |
| 100.70358 | 4.400 | 4.399 | 4.352 | 4.275 | 4.195 | 4.109 | 4.017 | Yield |
| 100.70358 | 73 | 73 | 90 | 107 | 120 | 126 | 129 | Spread |
| 100.73483 | 4.393 | 4.392 | 4.343 | 4.264 | 4.181 | 4.093 | 3.998 | Yield |
| 100.73483 | 72 | 73 | 89 | 106 | 118 | 124 | 127 | Spread |
| 100.76608 | 4.385 | 4.384 | 4.334 | 4.253 | 4.167 | 4.076 | 3.979 | Yield |
| 100.76608 | 71 | 72 | 88 | 105 | 117 | 122 | 125 | Spread |
| 100.79733 | 4.378 | 4.377 | 4.325 | 4.242 | 4.153 | 4.060 | 3.960 | Yield |
| 100.79733 | 71 | 71 | 87 | 104 | 116 | 121 | 123 | Spread |
| 100.82858 | 4.371 | 4.369 | 4.316 | 4.230 | 4.140 | 4.044 | 3.940 | Yield |
| 100.82858 | 70 | 70 | 86 | 103 | 114 | 119 | 121 | Spread |
| 100.85983 | 4.363 | 4.362 | 4.307 | 4.219 | 4.126 | 4.027 | 3.921 | Yield |
| 100.85983 | 69 | 70 | 85 | 102 | 113 | 117 | 119 | Spread |
| 100.89108 | 4.356 | 4.355 | 4.298 | 4.208 | 4.112 | 4.011 | 3.902 | Yield |
| 100.89108 | 69 | 69 | 84 | 101 | 111 | 116 | 117 | Spread |
| 100.92233 | 4.348 | 4.347 | 4.289 | 4.197 | 4.099 | 3.995 | 3.883 | Yield |
| 100.92233 | 68 | 68 | 83 | 99 | 110 | 114 | 115 | Spread |
| 100.95358 | 4.341 | 4.340 | 4.281 | 4.186 | 4.085 | 3.978 | 3.864 | Yield |
| 100.95358 | 67 | 67 | 83 | 98 | 109 | 113 | 113 | Spread |
| 100.98483 | 4.334 | 4.332 | 4.272 | 4.174 | 4.071 | 3.962 | 3.845 | Yield |
| 100.98483 | 66 | 67 | 82 | 97 | 107 | 111 | 111 | Spread |
| 101.01608 | 4.326 | 4.325 | 4.263 | 4.163 | 4.057 | 3.946 | 3.826 | Yield |
| 101.01608 | 66 | 66 | 81 | 96 | 106 | 109 | 110 | Spread |
| 101.04733 | 4.319 | 4.318 | 4.254 | 4.152 | 4.044 | 3.929 | 3.807 | Yield |
| 101.04733 | 65 | 65 | 80 | 95 | 105 | 108 | 108 | Spread |
| 101.07858 | 4.312 | 4.310 | 4.245 | 4.141 | 4.030 | 3.913 | 3.787 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.07858 | 64 | 64 | 79 | 94 | 103 | 106 | 106 | Spread |
| WAL | 4.74 | 4.72 | 3.87 | 3.00 | 2.42 | 2.02 | 1.71 | |
| Mod Durn | 4.18 | 4.16 | 3.47 | 2.75 | 2.25 | 1.89 | 1.61 | |
| Principal Window | Jul09 - Jul09 | Apr09 - Jul09 | Feb08 - Apr09 | May07 - Apr08 | Nov06 - Aug07 | Jul06 - Feb07 | Apr06 - Oct06 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.87 |
| LIBOR_6MO | 2.21 |
| LIBOR_1YR | 2.45 |
| CMT_1YR | 2.17 |
| | |
| SWAPS | |
| 1YR | 2.45 |
| 2YR | 2.847 |
| 3YR | 3.2029 |
| 4YR | 3.493 |
| 5YR | 3.7336 |
| 6YR | 3.9427 |
| 7YR | 4.1217 |
| 8YR | 4.2734 |
| 9YR | 4.404 |
| 10YR | 4.5189 |

# GSR0412 - Price/Yield - 3A5

| | | | |
|---|---|---|---|
| Balance | $32,439,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.09271 | 4.545 | 4.545 | 4.545 | 4.530 | 4.505 | 4.479 | 4.451 | Yield |
| 100.09271 | 87 | 87 | 88 | 104 | 124 | 140 | 152 | Spread |
| 100.12396 | 4.538 | 4.538 | 4.538 | 4.521 | 4.494 | 4.466 | 4.436 | Yield |
| 100.12396 | 87 | 87 | 87 | 103 | 123 | 139 | 150 | Spread |
| 100.15521 | 4.531 | 4.531 | 4.530 | 4.512 | 4.484 | 4.453 | 4.421 | Yield |
| 100.15521 | 86 | 86 | 86 | 102 | 122 | 137 | 149 | Spread |
| 100.18646 | 4.523 | 4.523 | 4.523 | 4.504 | 4.473 | 4.441 | 4.406 | Yield |
| 100.18646 | 85 | 85 | 86 | 101 | 121 | 136 | 147 | Spread |
| 100.21771 | 4.516 | 4.516 | 4.515 | 4.495 | 4.462 | 4.428 | 4.392 | Yield |
| 100.21771 | 84 | 84 | 85 | 100 | 120 | 135 | 146 | Spread |
| 100.24896 | 4.508 | 4.508 | 4.508 | 4.486 | 4.452 | 4.415 | 4.377 | Yield |
| 100.24896 | 84 | 84 | 84 | 99 | 119 | 133 | 144 | Spread |
| 100.28021 | 4.501 | 4.501 | 4.500 | 4.478 | 4.441 | 4.403 | 4.362 | Yield |
| 100.28021 | 83 | 83 | 83 | 98 | 118 | 132 | 143 | Spread |
| 100.31146 | 4.493 | 4.493 | 4.493 | 4.469 | 4.431 | 4.390 | 4.347 | Yield |
| 100.31146 | 82 | 82 | 83 | 98 | 117 | 131 | 141 | Spread |
| 100.34271 | 4.486 | 4.486 | 4.485 | 4.460 | 4.420 | 4.377 | 4.332 | Yield |
| 100.34271 | 82 | 82 | 82 | 97 | 116 | 130 | 140 | Spread |
| 100.37396 | 4.478 | 4.478 | 4.478 | 4.452 | 4.409 | 4.365 | 4.317 | Yield |
| 100.37396 | 81 | 81 | 81 | 96 | 115 | 128 | 138 | Spread |
| 100.40521 | 4.471 | 4.471 | 4.470 | 4.443 | 4.399 | 4.352 | 4.302 | Yield |
| 100.40521 | 80 | 80 | 81 | 95 | 114 | 127 | 137 | Spread |
| 100.43646 | 4.464 | 4.464 | 4.463 | 4.434 | 4.388 | 4.339 | 4.288 | Yield |
| 100.43646 | 79 | 79 | 80 | 94 | 112 | 126 | 135 | Spread |
| 100.46771 | 4.456 | 4.456 | 4.455 | 4.426 | 4.377 | 4.327 | 4.273 | Yield |
| 100.46771 | 79 | 79 | 79 | 93 | 111 | 125 | 134 | Spread |
| 100.49896 | 4.449 | 4.449 | 4.448 | 4.417 | 4.367 | 4.314 | 4.258 | Yield |
| 100.49896 | 78 | 78 | 78 | 92 | 110 | 123 | 132 | Spread |
| 100.53021 | 4.441 | 4.441 | 4.440 | 4.408 | 4.356 | 4.301 | 4.243 | Yield |
| 100.53021 | 77 | 77 | 78 | 92 | 109 | 122 | 131 | Spread |
| 100.56146 | 4.434 | 4.434 | 4.433 | 4.400 | 4.346 | 4.289 | 4.228 | Yield |
| 100.56146 | 76 | 76 | 77 | 91 | 108 | 121 | 129 | Spread |
| 100.59271 | 4.427 | 4.427 | 4.426 | 4.391 | 4.335 | 4.276 | 4.214 | Yield |
| 100.59271 | 76 | 76 | 76 | 90 | 107 | 120 | 128 | Spread |
| 100.62396 | 4.419 | 4.419 | 4.418 | 4.382 | 4.325 | 4.263 | 4.199 | Yield |
| 100.62396 | 75 | 75 | 75 | 89 | 106 | 118 | 126 | Spread |
| 100.65521 | 4.412 | 4.412 | 4.411 | 4.374 | 4.314 | 4.251 | 4.184 | Yield |
| 100.65521 | 74 | 74 | 75 | 88 | 105 | 117 | 125 | Spread |
| 100.68646 | 4.404 | 4.404 | 4.403 | 4.365 | 4.303 | 4.238 | 4.169 | Yield |
| 100.68646 | 73 | 73 | 74 | 87 | 104 | 116 | 123 | Spread |
| 100.71771 | 4.397 | 4.397 | 4.396 | 4.357 | 4.293 | 4.226 | 4.155 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 100.71771 | 73 | 73 | 73 | 86 | 103 | 115 | 122 | Spread |
| WAL | 4.74 | 4.74 | 4.72 | 4.00 | 3.21 | 2.66 | 2.25 | |
| Mod Durn | 4.17 | 4.17 | 4.16 | 3.58 | 2.92 | 2.45 | 2.09 | |
| Principal Window | Jul09 - Jul09 | Jul09 - Jul09 | Apr09 - Jul09 | Apr08 - May09 | Aug07 - Jun08 | Feb07 - Oct07 | Oct06 - May07 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.87 |
| LIBOR_6MO | 2.21 |
| LIBOR_1YR | 2.45 |
| CMT_1YR | 2.17 |
| | |
| SWAPS | |
| 1YR | 2.45 |
| 2YR | 2.847 |
| 3YR | 3.2029 |
| 4YR | 3.493 |
| 5YR | 3.7336 |
| 6YR | 3.9427 |
| 7YR | 4.1217 |
| 8YR | 4.2734 |
| 9YR | 4.404 |
| 10YR | 4.5189 |

# GSR0412 - Price/Yield - 3A6

| | | | |
|---|---|---|---|
| Balance | $87,637,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.93468 | 4.360 | 4.357 | 4.354 | 4.352 | 4.340 | 4.317 | 4.286 | Yield |
| 100.93468 | 67 | 67 | 67 | 67 | 71 | 76 | 83 | Spread |
| 100.96593 | 4.352 | 4.350 | 4.347 | 4.344 | 4.332 | 4.309 | 4.277 | Yield |
| 100.96593 | 66 | 66 | 66 | 67 | 70 | 76 | 83 | Spread |
| 100.99718 | 4.345 | 4.343 | 4.340 | 4.337 | 4.324 | 4.300 | 4.268 | Yield |
| 100.99718 | 66 | 66 | 66 | 66 | 69 | 75 | 82 | Spread |
| 101.02843 | 4.338 | 4.335 | 4.332 | 4.330 | 4.317 | 4.292 | 4.259 | Yield |
| 101.02843 | 65 | 65 | 65 | 65 | 68 | 74 | 81 | Spread |
| 101.05968 | 4.331 | 4.328 | 4.325 | 4.322 | 4.309 | 4.284 | 4.250 | Yield |
| 101.05968 | 64 | 64 | 64 | 64 | 68 | 73 | 80 | Spread |
| 101.09093 | 4.323 | 4.321 | 4.318 | 4.315 | 4.302 | 4.276 | 4.241 | Yield |
| 101.09093 | 63 | 63 | 64 | 64 | 67 | 72 | 79 | Spread |
| 101.12218 | 4.316 | 4.313 | 4.310 | 4.308 | 4.294 | 4.268 | 4.232 | Yield |
| 101.12218 | 63 | 63 | 63 | 63 | 66 | 72 | 78 | Spread |
| 101.15343 | 4.309 | 4.306 | 4.303 | 4.300 | 4.286 | 4.260 | 4.224 | Yield |
| 101.15343 | 62 | 62 | 62 | 62 | 65 | 71 | 77 | Spread |
| 101.18468 | 4.301 | 4.299 | 4.296 | 4.293 | 4.279 | 4.252 | 4.215 | Yield |
| 101.18468 | 61 | 61 | 61 | 61 | 65 | 70 | 76 | Spread |
| 101.21593 | 4.294 | 4.292 | 4.288 | 4.286 | 4.271 | 4.243 | 4.206 | Yield |
| 101.21593 | 60 | 61 | 61 | 61 | 64 | 69 | 75 | Spread |
| 101.24718 | 4.287 | 4.284 | 4.281 | 4.278 | 4.264 | 4.235 | 4.197 | Yield |
| 101.24718 | 60 | 60 | 60 | 60 | 63 | 68 | 75 | Spread |
| 101.27843 | 4.280 | 4.277 | 4.274 | 4.271 | 4.256 | 4.227 | 4.188 | Yield |
| 101.27843 | 59 | 59 | 59 | 59 | 62 | 67 | 74 | Spread |
| 101.30968 | 4.272 | 4.270 | 4.267 | 4.264 | 4.248 | 4.219 | 4.179 | Yield |
| 101.30968 | 58 | 58 | 58 | 59 | 62 | 67 | 73 | Spread |
| 101.34093 | 4.265 | 4.262 | 4.259 | 4.256 | 4.241 | 4.211 | 4.170 | Yield |
| 101.34093 | 58 | 58 | 58 | 58 | 61 | 66 | 72 | Spread |
| 101.37218 | 4.258 | 4.255 | 4.252 | 4.249 | 4.233 | 4.203 | 4.161 | Yield |
| 101.37218 | 57 | 57 | 57 | 57 | 60 | 65 | 71 | Spread |
| 101.40343 | 4.251 | 4.248 | 4.245 | 4.242 | 4.226 | 4.195 | 4.152 | Yield |
| 101.40343 | 56 | 56 | 56 | 56 | 59 | 64 | 70 | Spread |
| 101.43468 | 4.244 | 4.241 | 4.238 | 4.235 | 4.218 | 4.187 | 4.144 | Yield |
| 101.43468 | 55 | 55 | 55 | 56 | 59 | 63 | 69 | Spread |
| 101.46593 | 4.236 | 4.233 | 4.230 | 4.227 | 4.211 | 4.178 | 4.135 | Yield |
| 101.46593 | 55 | 55 | 55 | 55 | 58 | 63 | 68 | Spread |
| 101.49718 | 4.229 | 4.226 | 4.223 | 4.220 | 4.203 | 4.170 | 4.126 | Yield |
| 101.49718 | 54 | 54 | 54 | 54 | 57 | 62 | 67 | Spread |
| 101.52843 | 4.222 | 4.219 | 4.216 | 4.213 | 4.195 | 4.162 | 4.117 | Yield |
| 101.52843 | 53 | 53 | 53 | 53 | 56 | 61 | 67 | Spread |
| 101.55968 | 4.215 | 4.212 | 4.208 | 4.205 | 4.188 | 4.154 | 4.108 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.55968 | 52 | 53 | 53 | 53 | 55 | 60 | 66 | Spread |
| WAL | 4.82 | 4.80 | 4.79 | 4.77 | 4.58 | 4.25 | 3.86 | |
| Mod Durn | 4.24 | 4.23 | 4.22 | 4.21 | 4.05 | 3.78 | 3.46 | |
| Principal Window | Jul09 - Aug09 | Jul09 - Aug09 | Jul09 - Aug09 | May09 - Aug09 | Jun08 - Aug09 | Oct07 - Aug09 | May07 - Aug09 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.87 |
| LIBOR_6MO | 2.21 |
| LIBOR_1YR | 2.45 |
| CMT_1YR | 2.17 |
| | |
| SWAPS | |
| 1YR | 2.45 |
| 2YR | 2.847 |
| 3YR | 3.2029 |
| 4YR | 3.493 |
| 5YR | 3.7336 |
| 6YR | 3.9427 |
| 7YR | 4.1217 |
| 8YR | 4.2734 |
| 9YR | 4.404 |
| 10YR | 4.5189 |

# GSR0412 - Price/Yield - 3A1

| | | | |
|---|---|---|---|
| Balance | $89,773,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.32141 | 4.126 | 3.876 | 3.617 | 3.349 | 3.073 | 2.782 | 2.486 | Yield |
| 100.32141 | 160 | 153 | 135 | 114 | 89 | 63 | 35 | Spread |
| 100.35266 | 4.101 | 3.838 | 3.566 | 3.285 | 2.996 | 2.690 | 2.379 | Yield |
| 100.35266 | 158 | 149 | 130 | 107 | 82 | 54 | 24 | Spread |
| 100.38391 | 4.075 | 3.800 | 3.516 | 3.222 | 2.918 | 2.598 | 2.273 | Yield |
| 100.38391 | 155 | 145 | 125 | 101 | 74 | 44 | 14 | Spread |
| 100.41516 | 4.050 | 3.762 | 3.465 | 3.158 | 2.841 | 2.507 | 2.167 | Yield |
| 100.41516 | 152 | 141 | 120 | 94 | 66 | 35 | 3 | Spread |
| 100.44641 | 4.025 | 3.724 | 3.415 | 3.094 | 2.764 | 2.415 | 2.061 | Yield |
| 100.44641 | 150 | 137 | 115 | 88 | 59 | 26 | -7 | Spread |
| 100.47766 | 3.999 | 3.687 | 3.364 | 3.031 | 2.687 | 2.324 | 1.955 | Yield |
| 100.47766 | 147 | 134 | 110 | 82 | 51 | 17 | -18 | Spread |
| 100.50891 | 3.974 | 3.649 | 3.314 | 2.967 | 2.610 | 2.233 | 1.850 | Yield |
| 100.50891 | 145 | 130 | 105 | 75 | 43 | 8 | -29 | Spread |
| 100.54016 | 3.948 | 3.611 | 3.263 | 2.903 | 2.533 | 2.141 | 1.744 | Yield |
| 100.54016 | 142 | 126 | 100 | 69 | 35 | -1 | -39 | Spread |
| 100.57141 | 3.923 | 3.573 | 3.213 | 2.840 | 2.456 | 2.050 | 1.638 | Yield |
| 100.57141 | 140 | 122 | 95 | 63 | 28 | -10 | -50 | Spread |
| 100.60266 | 3.898 | 3.536 | 3.162 | 2.776 | 2.379 | 1.959 | 1.533 | Yield |
| 100.60266 | 137 | 119 | 90 | 56 | 20 | -19 | -60 | Spread |
| 100.63391 | 3.872 | 3.498 | 3.112 | 2.713 | 2.302 | 1.868 | 1.427 | Yield |
| 100.63391 | 135 | 115 | 85 | 50 | 12 | -29 | -71 | Spread |
| 100.66516 | 3.847 | 3.460 | 3.062 | 2.650 | 2.225 | 1.777 | 1.322 | Yield |
| 100.66516 | 132 | 111 | 80 | 44 | 5 | -38 | -81 | Spread |
| 100.69641 | 3.821 | 3.423 | 3.011 | 2.586 | 2.148 | 1.686 | 1.217 | Yield |
| 100.69641 | 130 | 107 | 75 | 37 | -3 | -47 | -92 | Spread |
| 100.72766 | 3.796 | 3.385 | 2.961 | 2.523 | 2.072 | 1.595 | 1.112 | Yield |
| 100.72766 | 127 | 104 | 70 | 31 | -11 | -56 | -102 | Spread |
| 100.75891 | 3.771 | 3.348 | 2.911 | 2.460 | 1.995 | 1.505 | 1.007 | Yield |
| 100.75891 | 125 | 100 | 65 | 25 | -18 | -65 | -113 | Spread |
| 100.79016 | 3.746 | 3.310 | 2.861 | 2.397 | 1.918 | 1.414 | 0.902 | Yield |
| 100.79016 | 122 | 96 | 60 | 18 | -26 | -74 | -123 | Spread |
| 100.82141 | 3.720 | 3.273 | 2.811 | 2.333 | 1.842 | 1.323 | 0.797 | Yield |
| 100.82141 | 119 | 92 | 55 | 12 | -34 | -83 | -134 | Spread |
| 100.85266 | 3.695 | 3.235 | 2.761 | 2.270 | 1.765 | 1.233 | 0.693 | Yield |
| 100.85266 | 117 | 89 | 50 | 6 | -41 | -92 | -144 | Spread |
| 100.88391 | 3.670 | 3.198 | 2.710 | 2.207 | 1.689 | 1.143 | 0.588 | Yield |
| 100.88391 | 114 | 85 | 45 | -1 | -49 | -101 | -155 | Spread |
| 100.91516 | 3.645 | 3.160 | 2.660 | 2.144 | 1.613 | 1.052 | 0.483 | Yield |
| 100.91516 | 112 | 81 | 40 | -7 | -57 | -110 | -165 | Spread |
| 100.94641 | 3.619 | 3.123 | 2.610 | 2.081 | 1.536 | 0.962 | 0.379 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 100.94641 | 109 | 77 | 35 | -13 | -64 | -119 | -176 | Spread |
| WAL | 1.29 | 0.85 | 0.63 | 0.50 | 0.41 | 0.35 | 0.30 | |
| Mod Durn | 1.22 | 0.82 | 0.61 | 0.49 | 0.40 | 0.34 | 0.29 | |
| Principal Window | Nov04 - Jun07 | Nov04 - Jul06 | Nov04 - Feb06 | Nov04 - Oct05 | Nov04 - Aug05 | Nov04 - Jun05 | Nov04 - May05 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.8888 |
| LIBOR_6MO | 2.2 |
| LIBOR_1YR | 2.4175 |
| CMT_1YR | 2.17 |
| | |
| EDSF | |
| 0.25YR | 2.117 |
| 0.5YR | 2.213 |
| 0.75YR | 2.309 |
| 1YR | 2.407 |
| 1.25YR | 2.51 |
| 1.5YR | 2.612 |
| 1.75YR | 2.717 |

# GSR0412 - Price/Yield - 3A2

| | | | |
|---|---|---|---|
| Balance | $35,277,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.86127 | 4.254 | 4.068 | 3.873 | 3.668 | 3.449 | 3.222 | 2.970 | Yield |
| 100.86127 | 104 | 121 | 122 | 116 | 104 | 87 | 67 | Spread |
| 100.89252 | 4.243 | 4.053 | 3.853 | 3.642 | 3.418 | 3.184 | 2.926 | Yield |
| 100.89252 | 103 | 120 | 120 | 113 | 100 | 84 | 63 | Spread |
| 100.92377 | 4.233 | 4.038 | 3.832 | 3.616 | 3.386 | 3.147 | 2.882 | Yield |
| 100.92377 | 102 | 118 | 118 | 111 | 97 | 80 | 58 | Spread |
| 100.95502 | 4.223 | 4.022 | 3.812 | 3.590 | 3.354 | 3.109 | 2.837 | Yield |
| 100.95502 | 101 | 117 | 116 | 108 | 94 | 76 | 54 | Spread |
| 100.98627 | 4.213 | 4.007 | 3.792 | 3.565 | 3.323 | 3.071 | 2.793 | Yield |
| 100.98627 | 99 | 115 | 114 | 105 | 91 | 72 | 50 | Spread |
| 101.01752 | 4.202 | 3.992 | 3.771 | 3.539 | 3.291 | 3.034 | 2.749 | Yield |
| 101.01752 | 98 | 114 | 112 | 103 | 88 | 69 | 45 | Spread |
| 101.04877 | 4.192 | 3.977 | 3.751 | 3.513 | 3.260 | 2.996 | 2.705 | Yield |
| 101.04877 | 97 | 112 | 110 | 100 | 85 | 65 | 41 | Spread |
| 101.08002 | 4.182 | 3.962 | 3.731 | 3.487 | 3.228 | 2.959 | 2.661 | Yield |
| 101.08002 | 96 | 111 | 108 | 98 | 82 | 61 | 36 | Spread |
| 101.11127 | 4.171 | 3.946 | 3.710 | 3.461 | 3.197 | 2.921 | 2.616 | Yield |
| 101.11127 | 95 | 109 | 106 | 95 | 78 | 57 | 32 | Spread |
| 101.14252 | 4.161 | 3.931 | 3.690 | 3.436 | 3.165 | 2.884 | 2.572 | Yield |
| 101.14252 | 94 | 108 | 104 | 93 | 75 | 54 | 28 | Spread |
| 101.17377 | 4.151 | 3.916 | 3.670 | 3.410 | 3.134 | 2.846 | 2.528 | Yield |
| 101.17377 | 93 | 106 | 102 | 90 | 72 | 50 | 23 | Spread |
| 101.20502 | 4.141 | 3.901 | 3.649 | 3.384 | 3.102 | 2.809 | 2.484 | Yield |
| 101.20502 | 92 | 105 | 100 | 87 | 69 | 46 | 19 | Spread |
| 101.23627 | 4.130 | 3.886 | 3.629 | 3.359 | 3.071 | 2.771 | 2.440 | Yield |
| 101.23627 | 91 | 103 | 98 | 85 | 66 | 42 | 14 | Spread |
| 101.26752 | 4.120 | 3.871 | 3.609 | 3.333 | 3.039 | 2.734 | 2.396 | Yield |
| 101.26752 | 90 | 102 | 96 | 82 | 63 | 39 | 10 | Spread |
| 101.29877 | 4.110 | 3.855 | 3.588 | 3.307 | 3.008 | 2.697 | 2.352 | Yield |
| 101.29877 | 89 | 100 | 94 | 80 | 59 | 35 | 6 | Spread |
| 101.33002 | 4.100 | 3.840 | 3.568 | 3.281 | 2.976 | 2.659 | 2.308 | Yield |
| 101.33002 | 88 | 99 | 92 | 77 | 56 | 31 | 1 | Spread |
| 101.36127 | 4.089 | 3.825 | 3.548 | 3.256 | 2.945 | 2.622 | 2.264 | Yield |
| 101.36127 | 87 | 97 | 89 | 75 | 53 | 27 | -3 | Spread |
| 101.39252 | 4.079 | 3.810 | 3.528 | 3.230 | 2.914 | 2.585 | 2.221 | Yield |
| 101.39252 | 86 | 96 | 87 | 72 | 50 | 24 | -8 | Spread |
| 101.42377 | 4.069 | 3.795 | 3.507 | 3.205 | 2.882 | 2.547 | 2.177 | Yield |
| 101.42377 | 85 | 94 | 85 | 69 | 47 | 20 | -12 | Spread |
| 101.45502 | 4.059 | 3.780 | 3.487 | 3.179 | 2.851 | 2.510 | 2.133 | Yield |
| 101.45502 | 84 | 93 | 83 | 67 | 44 | 16 | -16 | Spread |
| 101.48627 | 4.048 | 3.765 | 3.467 | 3.153 | 2.820 | 2.473 | 2.089 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.48627 | 83 | 91 | 81 | 64 | 41 | 13 | -21 | Spread |
| WAL | 3.29 | 2.17 | 1.60 | 1.25 | 1.01 | 0.85 | 0.72 | |
| Mod Durn | 3.00 | 2.03 | 1.51 | 1.20 | 0.98 | 0.82 | 0.70 | |
| Principal Window | Jun07 - Oct08 | Jul06 - May07 | Feb06 - Sep06 | Oct05 - Apr06 | Aug05 - Jan06 | Jun05 - Oct05 | May05 - Aug05 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.8888 |
| LIBOR_6MO | 2.2 |
| LIBOR_1YR | 2.4175 |
| CMT_1YR | 2.17 |
| | |
| EDSF | |
| 0.25YR | 2.117 |
| 0.5YR | 2.213 |
| 0.75YR | 2.309 |
| 1YR | 2.407 |
| 1.25YR | 2.51 |
| 1.5YR | 2.612 |
| 1.75YR | 2.717 |
| 2YR | 2.7965 |
| 3YR | 3.134 |
| 4YR | 3.418 |

# GSR0412 - Price/Yield - 3A3

| | | | |
|---|---|---|---|
| Balance | $62,758,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.97720 | 4.328 | 4.237 | 4.103 | 3.961 | 3.810 | 3.649 | 3.477 | Yield |
| 100.97720 | 76 | 96 | 112 | 116 | 116 | 110 | 100 | Spread |
| 101.00845 | 4.321 | 4.227 | 4.090 | 3.944 | 3.790 | 3.625 | 3.449 | Yield |
| 101.00845 | 76 | 95 | 110 | 115 | 114 | 107 | 98 | Spread |
| 101.03970 | 4.313 | 4.217 | 4.077 | 3.928 | 3.770 | 3.601 | 3.421 | Yield |
| 101.03970 | 75 | 95 | 109 | 113 | 112 | 105 | 95 | Spread |
| 101.07095 | 4.306 | 4.208 | 4.064 | 3.911 | 3.750 | 3.577 | 3.393 | Yield |
| 101.07095 | 74 | 94 | 108 | 111 | 110 | 103 | 92 | Spread |
| 101.10220 | 4.298 | 4.198 | 4.051 | 3.895 | 3.730 | 3.553 | 3.365 | Yield |
| 101.10220 | 73 | 93 | 106 | 110 | 108 | 100 | 89 | Spread |
| 101.13345 | 4.290 | 4.188 | 4.038 | 3.878 | 3.710 | 3.529 | 3.337 | Yield |
| 101.13345 | 73 | 92 | 105 | 108 | 106 | 98 | 86 | Spread |
| 101.16470 | 4.283 | 4.178 | 4.025 | 3.862 | 3.690 | 3.506 | 3.309 | Yield |
| 101.16470 | 72 | 91 | 104 | 107 | 104 | 96 | 84 | Spread |
| 101.19595 | 4.275 | 4.169 | 4.012 | 3.846 | 3.670 | 3.482 | 3.281 | Yield |
| 101.19595 | 71 | 90 | 103 | 105 | 102 | 93 | 81 | Spread |
| 101.22720 | 4.268 | 4.159 | 3.999 | 3.829 | 3.649 | 3.458 | 3.253 | Yield |
| 101.22720 | 70 | 89 | 101 | 103 | 100 | 91 | 78 | Spread |
| 101.25845 | 4.260 | 4.149 | 3.986 | 3.813 | 3.629 | 3.434 | 3.225 | Yield |
| 101.25845 | 70 | 88 | 100 | 102 | 98 | 88 | 75 | Spread |
| 101.28970 | 4.253 | 4.139 | 3.973 | 3.796 | 3.610 | 3.410 | 3.197 | Yield |
| 101.28970 | 69 | 87 | 99 | 100 | 96 | 86 | 72 | Spread |
| 101.32095 | 4.245 | 4.130 | 3.960 | 3.780 | 3.590 | 3.386 | 3.169 | Yield |
| 101.32095 | 68 | 86 | 97 | 98 | 94 | 84 | 70 | Spread |
| 101.35220 | 4.238 | 4.120 | 3.947 | 3.764 | 3.570 | 3.362 | 3.141 | Yield |
| 101.35220 | 67 | 85 | 96 | 97 | 92 | 81 | 67 | Spread |
| 101.38345 | 4.230 | 4.110 | 3.934 | 3.747 | 3.550 | 3.339 | 3.113 | Yield |
| 101.38345 | 67 | 84 | 95 | 95 | 90 | 79 | 64 | Spread |
| 101.41470 | 4.223 | 4.100 | 3.921 | 3.731 | 3.530 | 3.315 | 3.085 | Yield |
| 101.41470 | 66 | 83 | 94 | 93 | 88 | 76 | 61 | Spread |
| 101.44595 | 4.215 | 4.091 | 3.908 | 3.715 | 3.510 | 3.291 | 3.058 | Yield |
| 101.44595 | 65 | 82 | 92 | 92 | 86 | 74 | 58 | Spread |
| 101.47720 | 4.208 | 4.081 | 3.895 | 3.698 | 3.490 | 3.267 | 3.030 | Yield |
| 101.47720 | 64 | 81 | 91 | 90 | 84 | 72 | 56 | Spread |
| 101.50845 | 4.200 | 4.071 | 3.882 | 3.682 | 3.470 | 3.243 | 3.002 | Yield |
| 101.50845 | 64 | 80 | 90 | 89 | 82 | 69 | 53 | Spread |
| 101.53970 | 4.193 | 4.062 | 3.869 | 3.666 | 3.450 | 3.220 | 2.974 | Yield |
| 101.53970 | 63 | 79 | 88 | 87 | 80 | 67 | 50 | Spread |
| 101.57095 | 4.185 | 4.052 | 3.856 | 3.649 | 3.430 | 3.196 | 2.946 | Yield |
| 101.57095 | 62 | 78 | 87 | 85 | 78 | 65 | 47 | Spread |
| 101.60220 | 4.178 | 4.042 | 3.843 | 3.633 | 3.410 | 3.172 | 2.918 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.60220 | 61 | 77 | 86 | 84 | 76 | 62 | 45 | Spread |
| WAL | 4.62 | 3.49 | 2.56 | 2.00 | 1.62 | 1.35 | 1.15 | |
| Mod Durn | 4.08 | 3.16 | 2.37 | 1.88 | 1.54 | 1.29 | 1.10 | |
| Principal Window | Oct08 - Jul09 | May07 - Apr09 | Sep06 - Feb08 | Apr06 - May07 | Jan06 - Nov06 | Oct05 - Jul06 | Aug05 - Apr06 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.8888 |
| LIBOR_6MO | 2.2 |
| LIBOR_1YR | 2.4175 |
| CMT_1YR | 2.17 |
| | |
| SWAPS | |
| 1YR | 2.4175 |
| 2YR | 2.7965 |
| 3YR | 3.134 |
| 4YR | 3.418 |
| 5YR | 3.656 |
| 6YR | 3.863 |
| 7YR | 4.043 |
| 8YR | 4.195 |
| 9YR | 4.325 |
| 10YR | 4.445 |

# GSR0412 - Price/Yield - 3A4

| | | | |
|---|---|---|---|
| Balance | $38,066,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.64529 | 4.414 | 4.413 | 4.368 | 4.296 | 4.220 | 4.140 | 4.053 | Yield |
| 100.64529 | 82 | 82 | 99 | 116 | 128 | 134 | 137 | Spread |
| 100.67654 | 4.407 | 4.406 | 4.359 | 4.285 | 4.206 | 4.123 | 4.034 | Yield |
| 100.67654 | 81 | 82 | 98 | 115 | 127 | 132 | 135 | Spread |
| 100.70779 | 4.399 | 4.398 | 4.350 | 4.274 | 4.193 | 4.107 | 4.015 | Yield |
| 100.70779 | 81 | 81 | 97 | 114 | 125 | 131 | 133 | Spread |
| 100.73904 | 4.392 | 4.391 | 4.342 | 4.263 | 4.179 | 4.090 | 3.995 | Yield |
| 100.73904 | 80 | 80 | 96 | 113 | 124 | 129 | 131 | Spread |
| 100.77029 | 4.384 | 4.383 | 4.333 | 4.251 | 4.165 | 4.074 | 3.976 | Yield |
| 100.77029 | 79 | 79 | 95 | 112 | 123 | 127 | 129 | Spread |
| 100.80154 | 4.377 | 4.376 | 4.324 | 4.240 | 4.152 | 4.058 | 3.957 | Yield |
| 100.80154 | 78 | 79 | 94 | 111 | 121 | 126 | 127 | Spread |
| 100.83279 | 4.370 | 4.368 | 4.315 | 4.229 | 4.138 | 4.041 | 3.938 | Yield |
| 100.83279 | 78 | 78 | 93 | 109 | 120 | 124 | 125 | Spread |
| 100.86404 | 4.362 | 4.361 | 4.306 | 4.218 | 4.124 | 4.025 | 3.919 | Yield |
| 100.86404 | 77 | 77 | 93 | 108 | 118 | 122 | 123 | Spread |
| 100.89529 | 4.355 | 4.354 | 4.297 | 4.206 | 4.110 | 4.009 | 3.900 | Yield |
| 100.89529 | 76 | 77 | 92 | 107 | 117 | 121 | 121 | Spread |
| 100.92654 | 4.347 | 4.346 | 4.288 | 4.195 | 4.097 | 3.992 | 3.880 | Yield |
| 100.92654 | 75 | 76 | 91 | 106 | 116 | 119 | 120 | Spread |
| 100.95779 | 4.340 | 4.339 | 4.279 | 4.184 | 4.083 | 3.976 | 3.861 | Yield |
| 100.95779 | 75 | 75 | 90 | 105 | 114 | 117 | 118 | Spread |
| 100.98904 | 4.333 | 4.331 | 4.270 | 4.173 | 4.069 | 3.960 | 3.842 | Yield |
| 100.98904 | 74 | 74 | 89 | 104 | 113 | 116 | 116 | Spread |
| 101.02029 | 4.325 | 4.324 | 4.262 | 4.162 | 4.056 | 3.943 | 3.823 | Yield |
| 101.02029 | 73 | 74 | 88 | 103 | 112 | 114 | 114 | Spread |
| 101.05154 | 4.318 | 4.317 | 4.253 | 4.150 | 4.042 | 3.927 | 3.804 | Yield |
| 101.05154 | 72 | 73 | 87 | 102 | 110 | 113 | 112 | Spread |
| 101.08279 | 4.311 | 4.309 | 4.244 | 4.139 | 4.028 | 3.911 | 3.785 | Yield |
| 101.08279 | 72 | 72 | 86 | 101 | 109 | 111 | 110 | Spread |
| 101.11404 | 4.303 | 4.302 | 4.235 | 4.128 | 4.015 | 3.895 | 3.766 | Yield |
| 101.11404 | 71 | 71 | 85 | 99 | 107 | 109 | 108 | Spread |
| 101.14529 | 4.296 | 4.294 | 4.226 | 4.117 | 4.001 | 3.878 | 3.747 | Yield |
| 101.14529 | 70 | 71 | 85 | 98 | 106 | 108 | 106 | Spread |
| 101.17654 | 4.288 | 4.287 | 4.217 | 4.106 | 3.987 | 3.862 | 3.728 | Yield |
| 101.17654 | 69 | 70 | 84 | 97 | 105 | 106 | 104 | Spread |
| 101.20779 | 4.281 | 4.280 | 4.208 | 4.094 | 3.974 | 3.846 | 3.709 | Yield |
| 101.20779 | 69 | 69 | 83 | 96 | 103 | 104 | 102 | Spread |
| 101.23904 | 4.274 | 4.272 | 4.200 | 4.083 | 3.960 | 3.830 | 3.689 | Yield |
| 101.23904 | 68 | 68 | 82 | 95 | 102 | 103 | 100 | Spread |
| 101.27029 | 4.266 | 4.265 | 4.191 | 4.072 | 3.946 | 3.813 | 3.670 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.27029 | 67 | 68 | 81 | 94 | 101 | 101 | 99 | Spread |
| WAL | 4.74 | 4.72 | 3.87 | 3.00 | 2.42 | 2.02 | 1.71 | |
| Mod Durn | 4.18 | 4.16 | 3.48 | 2.75 | 2.25 | 1.89 | 1.61 | |
| Principal Window | Jul09 - Jul09 | Apr09 - Jul09 | Feb08 - Apr09 | May07 - Apr08 | Nov06 - Aug07 | Jul06 - Feb07 | Apr06 - Oct06 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.8888 |
| LIBOR_6MO | 2.2 |
| LIBOR_1YR | 2.4175 |
| CMT_1YR | 2.17 |
| | |
| SWAPS | |
| 1YR | 2.4175 |
| 2YR | 2.7965 |
| 3YR | 3.134 |
| 4YR | 3.418 |
| 5YR | 3.656 |
| 6YR | 3.863 |
| 7YR | 4.043 |
| 8YR | 4.195 |
| 9YR | 4.325 |
| 10YR | 4.445 |

# GSR0412 - Price/Yield - 3A5

| | | | |
|---|---|---|---|
| Balance | $32,439,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| Price | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.36368 | 4.481 | 4.481 | 4.480 | 4.455 | 4.413 | 4.369 | 4.322 | Yield |
| 100.36368 | 89 | 89 | 89 | 104 | 122 | 135 | 144 | Spread |
| 100.39493 | 4.473 | 4.473 | 4.473 | 4.446 | 4.402 | 4.356 | 4.307 | Yield |
| 100.39493 | 88 | 88 | 88 | 103 | 121 | 134 | 143 | Spread |
| 100.42618 | 4.466 | 4.466 | 4.465 | 4.437 | 4.392 | 4.343 | 4.293 | Yield |
| 100.42618 | 87 | 87 | 88 | 102 | 120 | 133 | 141 | Spread |
| 100.45743 | 4.459 | 4.459 | 4.458 | 4.429 | 4.381 | 4.331 | 4.278 | Yield |
| 100.45743 | 86 | 86 | 87 | 101 | 119 | 131 | 140 | Spread |
| 100.48868 | 4.451 | 4.451 | 4.450 | 4.420 | 4.370 | 4.318 | 4.263 | Yield |
| 100.48868 | 86 | 86 | 86 | 100 | 118 | 130 | 138 | Spread |
| 100.51993 | 4.444 | 4.444 | 4.443 | 4.411 | 4.360 | 4.306 | 4.248 | Yield |
| 100.51993 | 85 | 85 | 85 | 99 | 117 | 129 | 137 | Spread |
| 100.55118 | 4.436 | 4.436 | 4.435 | 4.403 | 4.349 | 4.293 | 4.233 | Yield |
| 100.55118 | 84 | 84 | 85 | 98 | 116 | 128 | 135 | Spread |
| 100.58243 | 4.429 | 4.429 | 4.428 | 4.394 | 4.339 | 4.280 | 4.219 | Yield |
| 100.58243 | 84 | 84 | 84 | 98 | 115 | 126 | 134 | Spread |
| 100.61368 | 4.422 | 4.422 | 4.421 | 4.385 | 4.328 | 4.268 | 4.204 | Yield |
| 100.61368 | 83 | 83 | 83 | 97 | 113 | 125 | 132 | Spread |
| 100.64493 | 4.414 | 4.414 | 4.413 | 4.377 | 4.317 | 4.255 | 4.189 | Yield |
| 100.64493 | 82 | 82 | 82 | 96 | 112 | 124 | 131 | Spread |
| 100.67618 | 4.407 | 4.407 | 4.406 | 4.368 | 4.307 | 4.242 | 4.174 | Yield |
| 100.67618 | 81 | 81 | 82 | 95 | 111 | 122 | 129 | Spread |
| 100.70743 | 4.399 | 4.399 | 4.398 | 4.359 | 4.296 | 4.230 | 4.159 | Yield |
| 100.70743 | 81 | 81 | 81 | 94 | 110 | 121 | 128 | Spread |
| 100.73868 | 4.392 | 4.392 | 4.391 | 4.351 | 4.286 | 4.217 | 4.145 | Yield |
| 100.73868 | 80 | 80 | 80 | 93 | 109 | 120 | 126 | Spread |
| 100.76993 | 4.385 | 4.385 | 4.383 | 4.342 | 4.275 | 4.205 | 4.130 | Yield |
| 100.76993 | 79 | 79 | 80 | 92 | 108 | 119 | 125 | Spread |
| 100.80118 | 4.377 | 4.377 | 4.376 | 4.333 | 4.265 | 4.192 | 4.115 | Yield |
| 100.80118 | 78 | 78 | 79 | 92 | 107 | 117 | 124 | Spread |
| 100.83243 | 4.370 | 4.370 | 4.369 | 4.325 | 4.254 | 4.179 | 4.100 | Yield |
| 100.83243 | 78 | 78 | 78 | 91 | 106 | 116 | 122 | Spread |
| 100.86368 | 4.362 | 4.362 | 4.361 | 4.316 | 4.244 | 4.167 | 4.086 | Yield |
| 100.86368 | 77 | 77 | 77 | 90 | 105 | 115 | 121 | Spread |
| 100.89493 | 4.355 | 4.355 | 4.354 | 4.308 | 4.233 | 4.154 | 4.071 | Yield |
| 100.89493 | 76 | 76 | 77 | 89 | 104 | 114 | 119 | Spread |
| 100.92618 | 4.348 | 4.348 | 4.346 | 4.299 | 4.222 | 4.142 | 4.056 | Yield |
| 100.92618 | 75 | 75 | 76 | 88 | 103 | 112 | 118 | Spread |
| 100.95743 | 4.340 | 4.340 | 4.339 | 4.290 | 4.212 | 4.129 | 4.042 | Yield |
| 100.95743 | 75 | 75 | 75 | 87 | 102 | 111 | 116 | Spread |
| 100.98868 | 4.333 | 4.333 | 4.331 | 4.282 | 4.201 | 4.116 | 4.027 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 100.98868 | 74 | 74 | 74 | 86 | 101 | 110 | 115 | Spread |
| WAL | 4.74 | 4.74 | 4.72 | 4.00 | 3.21 | 2.66 | 2.25 | |
| Mod Durn | 4.18 | 4.18 | 4.16 | 3.58 | 2.93 | 2.45 | 2.09 | |
| Principal Window | Jul09 - Jul09 | Jul09 - Jul09 | Apr09 - Jul09 | Apr08 - May09 | Aug07 - Jun08 | Feb07 - Oct07 | Oct06 - May07 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.8888 |
| LIBOR_6MO | 2.2 |
| LIBOR_1YR | 2.4175 |
| CMT_1YR | 2.17 |
| | |
| SWAPS | |
| 1YR | 2.4175 |
| 2YR | 2.7965 |
| 3YR | 3.134 |
| 4YR | 3.418 |
| 5YR | 3.656 |
| 6YR | 3.863 |
| 7YR | 4.043 |
| 8YR | 4.195 |
| 9YR | 4.325 |
| 10YR | 4.445 |

# GSR0412 - Price/Yield - 3A6

| | | | |
|---|---|---|---|
| Balance | $87,637,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 101.26434 | 4.283 | 4.280 | 4.277 | 4.274 | 4.259 | 4.231 | 4.192 | Yield |
| 101.26434 | 67 | 67 | 67 | 67 | 70 | 75 | 81 | Spread |
| 101.29559 | 4.276 | 4.273 | 4.270 | 4.267 | 4.252 | 4.223 | 4.183 | Yield |
| 101.29559 | 66 | 66 | 66 | 67 | 70 | 75 | 81 | Spread |
| 101.32684 | 4.269 | 4.266 | 4.263 | 4.260 | 4.244 | 4.215 | 4.174 | Yield |
| 101.32684 | 66 | 66 | 66 | 66 | 69 | 74 | 80 | Spread |
| 101.35809 | 4.261 | 4.259 | 4.255 | 4.252 | 4.237 | 4.206 | 4.165 | Yield |
| 101.35809 | 65 | 65 | 65 | 65 | 68 | 73 | 79 | Spread |
| 101.38934 | 4.254 | 4.251 | 4.248 | 4.245 | 4.229 | 4.198 | 4.156 | Yield |
| 101.38934 | 64 | 64 | 64 | 64 | 67 | 72 | 78 | Spread |
| 101.42059 | 4.247 | 4.244 | 4.241 | 4.238 | 4.222 | 4.190 | 4.148 | Yield |
| 101.42059 | 63 | 63 | 64 | 64 | 67 | 71 | 77 | Spread |
| 101.45184 | 4.240 | 4.237 | 4.234 | 4.231 | 4.214 | 4.182 | 4.139 | Yield |
| 101.45184 | 63 | 63 | 63 | 63 | 66 | 71 | 76 | Spread |
| 101.48309 | 4.232 | 4.229 | 4.226 | 4.223 | 4.206 | 4.174 | 4.130 | Yield |
| 101.48309 | 62 | 62 | 62 | 62 | 65 | 70 | 75 | Spread |
| 101.51434 | 4.225 | 4.222 | 4.219 | 4.216 | 4.199 | 4.166 | 4.121 | Yield |
| 101.51434 | 61 | 61 | 61 | 61 | 64 | 69 | 74 | Spread |
| 101.54559 | 4.218 | 4.215 | 4.212 | 4.209 | 4.191 | 4.158 | 4.112 | Yield |
| 101.54559 | 61 | 61 | 61 | 61 | 63 | 68 | 73 | Spread |
| 101.57684 | 4.211 | 4.208 | 4.204 | 4.201 | 4.184 | 4.150 | 4.103 | Yield |
| 101.57684 | 60 | 60 | 60 | 60 | 63 | 67 | 73 | Spread |
| 101.60809 | 4.203 | 4.201 | 4.197 | 4.194 | 4.176 | 4.142 | 4.094 | Yield |
| 101.60809 | 59 | 59 | 59 | 59 | 62 | 66 | 72 | Spread |
| 101.63934 | 4.196 | 4.193 | 4.190 | 4.187 | 4.169 | 4.133 | 4.086 | Yield |
| 101.63934 | 58 | 58 | 58 | 59 | 61 | 66 | 71 | Spread |
| 101.67059 | 4.189 | 4.186 | 4.183 | 4.180 | 4.161 | 4.125 | 4.077 | Yield |
| 101.67059 | 58 | 58 | 58 | 58 | 60 | 65 | 70 | Spread |
| 101.70184 | 4.182 | 4.179 | 4.175 | 4.172 | 4.154 | 4.117 | 4.068 | Yield |
| 101.70184 | 57 | 57 | 57 | 57 | 60 | 64 | 69 | Spread |
| 101.73309 | 4.175 | 4.172 | 4.168 | 4.165 | 4.146 | 4.109 | 4.059 | Yield |
| 101.73309 | 56 | 56 | 56 | 56 | 59 | 63 | 68 | Spread |
| 101.76434 | 4.167 | 4.164 | 4.161 | 4.158 | 4.138 | 4.101 | 4.050 | Yield |
| 101.76434 | 55 | 55 | 56 | 56 | 58 | 62 | 67 | Spread |
| 101.79559 | 4.160 | 4.157 | 4.154 | 4.150 | 4.131 | 4.093 | 4.041 | Yield |
| 101.79559 | 55 | 55 | 55 | 55 | 57 | 62 | 66 | Spread |
| 101.82684 | 4.153 | 4.150 | 4.146 | 4.143 | 4.123 | 4.085 | 4.033 | Yield |
| 101.82684 | 54 | 54 | 54 | 54 | 57 | 61 | 65 | Spread |
| 101.85809 | 4.146 | 4.143 | 4.139 | 4.136 | 4.116 | 4.077 | 4.024 | Yield |
| 101.85809 | 53 | 53 | 53 | 53 | 56 | 60 | 65 | Spread |
| 101.88934 | 4.139 | 4.135 | 4.132 | 4.129 | 4.108 | 4.069 | 4.015 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.88934 | 53 | 53 | 53 | 53 | 55 | 59 | 64 | Spread |
| WAL | 4.82 | 4.80 | 4.79 | 4.77 | 4.58 | 4.25 | 3.86 | |
| Mod Durn | 4.25 | 4.23 | 4.22 | 4.21 | 4.06 | 3.78 | 3.46 | |
| Principal Window | Jul09 - Aug09 | Jul09 - Aug09 | Jul09 - Aug09 | May09 - Aug09 | Jun08 - Aug09 | Oct07 - Aug09 | May07 - Aug09 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.8888 |
| LIBOR_6MO | 2.2 |
| LIBOR_1YR | 2.4175 |
| CMT_1YR | 2.17 |
| | |
| SWAPS | |
| 1YR | 2.4175 |
| 2YR | 2.7965 |
| 3YR | 3.134 |
| 4YR | 3.418 |
| 5YR | 3.656 |
| 6YR | 3.863 |
| 7YR | 4.043 |
| 8YR | 4.195 |
| 9YR | 4.325 |
| 10YR | 4.445 |

## GSR0412 - Price/Yield - 3A2

| | | | |
|---|---|---|---|
| Balance | $35,277,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 12 CPB | 15 CPB | 18 CPB | 20 CPB | 25 CPB | 30 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100-24 | 4.224 | 4.122 | 4.018 | 3.946 | 3.760 | 3.562 | 3.128 | Yield |
| 100-24 | 113 | 122 | 123 | 123 | 119 | 110 | 79 | Spread |
| 100-25 | 4.212 | 4.107 | 3.999 | 3.925 | 3.734 | 3.530 | 3.084 | Yield |
| 100-25 | 112 | 120 | 121 | 121 | 117 | 107 | 74 | Spread |
| 100-26 | 4.200 | 4.092 | 3.981 | 3.905 | 3.708 | 3.499 | 3.039 | Yield |
| 100-26 | 110 | 119 | 119 | 119 | 114 | 104 | 70 | Spread |
| 100-27 | 4.187 | 4.077 | 3.963 | 3.885 | 3.682 | 3.467 | 2.995 | Yield |
| 100-27 | 109 | 117 | 117 | 117 | 112 | 100 | 65 | Spread |
| 100-28 | 4.175 | 4.061 | 3.945 | 3.864 | 3.657 | 3.435 | 2.951 | Yield |
| 100-28 | 108 | 116 | 116 | 115 | 109 | 97 | 61 | Spread |
| 100-29 | 4.163 | 4.046 | 3.926 | 3.844 | 3.631 | 3.404 | 2.906 | Yield |
| 100-29 | 107 | 114 | 114 | 113 | 106 | 94 | 57 | Spread |
| 100-30 | 4.151 | 4.031 | 3.908 | 3.823 | 3.605 | 3.372 | 2.862 | Yield |
| 100-30 | 105 | 113 | 112 | 111 | 104 | 91 | 52 | Spread |
| 100-31 | 4.138 | 4.016 | 3.890 | 3.803 | 3.579 | 3.341 | 2.818 | Yield |
| 100-31 | 104 | 111 | 110 | 109 | 101 | 88 | 48 | Spread |
| 101-00 | 4.126 | 4.000 | 3.871 | 3.783 | 3.553 | 3.309 | 2.774 | Yield |
| 101-00 | 103 | 110 | 108 | 107 | 99 | 85 | 43 | Spread |
| 101-01 | 4.114 | 3.985 | 3.853 | 3.762 | 3.527 | 3.277 | 2.729 | Yield |
| 101-01 | 102 | 108 | 106 | 105 | 96 | 81 | 39 | Spread |
| 101-02 | 4.102 | 3.970 | 3.835 | 3.742 | 3.502 | 3.246 | 2.685 | Yield |
| 101-02 | 100 | 107 | 105 | 103 | 94 | 78 | 34 | Spread |
| 101-03 | 4.090 | 3.955 | 3.817 | 3.722 | 3.476 | 3.214 | 2.641 | Yield |
| 101-03 | 99 | 105 | 103 | 101 | 91 | 75 | 30 | Spread |
| 101-04 | 4.077 | 3.940 | 3.798 | 3.701 | 3.450 | 3.183 | 2.597 | Yield |
| 101-04 | 98 | 104 | 101 | 99 | 88 | 72 | 26 | Spread |
| 101-05 | 4.065 | 3.925 | 3.780 | 3.681 | 3.424 | 3.151 | 2.553 | Yield |
| 101-05 | 97 | 102 | 99 | 97 | 86 | 69 | 21 | Spread |
| 101-06 | 4.053 | 3.909 | 3.762 | 3.661 | 3.399 | 3.120 | 2.509 | Yield |
| 101-06 | 96 | 101 | 97 | 95 | 83 | 66 | 17 | Spread |
| 101-07 | 4.041 | 3.894 | 3.744 | 3.640 | 3.373 | 3.088 | 2.465 | Yield |
| 101-07 | 94 | 99 | 96 | 93 | 81 | 62 | 12 | Spread |
| 101-08 | 4.029 | 3.879 | 3.726 | 3.620 | 3.347 | 3.057 | 2.421 | Yield |
| 101-08 | 93 | 98 | 94 | 91 | 78 | 59 | 8 | Spread |
| WAL | 2.74 | 2.17 | 1.79 | 1.60 | 1.25 | 1.01 | 0.72 | |
| Mod Durn | 2.52 | 2.03 | 1.69 | 1.51 | 1.20 | 0.98 | 0.70 | |
| Principal Window | Jan07 - Jan08 | Jul06 - May07 | Apr06 - Dec06 | Feb06 - Sep06 | Oct05 - Apr06 | Aug05 - Jan06 | May05 - Aug05 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

No securities are being offered by these summary materials. If the securities described herein or other securities are ultimately offered, they will be offered only pursuant to a definitive offering circular, and prospective investors who consider purchasing any such securities should make their investment decision based only upon the information provided therein and consultation with their own advisers. This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person.The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.15 |
| | |
| EDSF | |
| 0.25YR | 2.166 |
| 0.5YR | 2.254 |
| 0.75YR | 2.354 |
| 1YR | 2.457 |
| 1.25YR | 2.566 |
| 1.5YR | 2.672 |
| 1.75YR | 2.778 |

# GSR0412 p - Price/Yield - 3A1

| | | | |
|---|---|---|---|
| Balance | $89,773,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB |
|---|---|---|---|---|---|---|---|
| 100.31451 | 4.132 | 3.884 | 3.628 | 3.363 | 3.090 | 2.802 | 2.509 |
| 100.31451 | 157 | 151 | 135 | 114 | 90 | 64 | 37 |
| 100.34576 | 4.107 | 3.846 | 3.577 | 3.299 | 3.013 | 2.710 | 2.403 |
| 100.34576 | 155 | 147 | 129 | 107 | 82 | 55 | 26 |
| 100.37701 | 4.081 | 3.808 | 3.527 | 3.236 | 2.935 | 2.619 | 2.297 |
| 100.37701 | 152 | 143 | 124 | 101 | 75 | 46 | 15 |
| 100.40826 | 4.056 | 3.771 | 3.476 | 3.172 | 2.858 | 2.527 | 2.191 |
| 100.40826 | 149 | 140 | 119 | 94 | 67 | 36 | 5 |
| 100.43951 | 4.030 | 3.733 | 3.426 | 3.108 | 2.781 | 2.435 | 2.085 |
| 100.43951 | 147 | 136 | 114 | 88 | 59 | 27 | -6 |
| 100.47076 | 4.005 | 3.695 | 3.375 | 3.045 | 2.704 | 2.344 | 1.979 |
| 100.47076 | 144 | 132 | 109 | 82 | 51 | 18 | -16 |
| 100.50201 | 3.979 | 3.657 | 3.325 | 2.981 | 2.627 | 2.253 | 1.873 |
| 100.50201 | 142 | 128 | 104 | 75 | 44 | 9 | -27 |
| 100.53326 | 3.954 | 3.620 | 3.274 | 2.917 | 2.550 | 2.161 | 1.767 |
| 100.53326 | 139 | 124 | 99 | 69 | 36 | 0 | -38 |
| 100.56451 | 3.929 | 3.582 | 3.224 | 2.854 | 2.473 | 2.070 | 1.662 |
| 100.56451 | 137 | 121 | 94 | 63 | 28 | -9 | -48 |
| 100.59576 | 3.903 | 3.544 | 3.173 | 2.790 | 2.396 | 1.979 | 1.556 |
| 100.59576 | 134 | 117 | 89 | 56 | 21 | -18 | -59 |
| 100.62701 | 3.878 | 3.506 | 3.123 | 2.727 | 2.319 | 1.888 | 1.451 |
| 100.62701 | 132 | 113 | 84 | 50 | 13 | -28 | -69 |
| 100.65826 | 3.852 | 3.469 | 3.073 | 2.664 | 2.242 | 1.797 | 1.345 |
| 100.65826 | 129 | 109 | 79 | 44 | 5 | -37 | -80 |
| 100.68951 | 3.827 | 3.431 | 3.023 | 2.600 | 2.165 | 1.706 | 1.240 |
| 100.68951 | 127 | 106 | 74 | 37 | -3 | -46 | -90 |
| 100.72076 | 3.802 | 3.394 | 2.972 | 2.537 | 2.088 | 1.615 | 1.135 |
| 100.72076 | 124 | 102 | 69 | 31 | -10 | -55 | -101 |
| 100.75201 | 3.776 | 3.356 | 2.922 | 2.474 | 2.012 | 1.525 | 1.030 |
| 100.75201 | 122 | 98 | 64 | 25 | -18 | -64 | -111 |
| 100.78326 | 3.751 | 3.318 | 2.872 | 2.411 | 1.935 | 1.434 | 0.925 |
| 100.78326 | 119 | 94 | 59 | 18 | -25 | -73 | -122 |
| 100.81451 | 3.726 | 3.281 | 2.822 | 2.347 | 1.859 | 1.343 | 0.820 |
| 100.81451 | 117 | 91 | 54 | 12 | -33 | -82 | -132 |
| 100.84576 | 3.701 | 3.243 | 2.772 | 2.284 | 1.782 | 1.253 | 0.716 |
| 100.84576 | 114 | 87 | 49 | 6 | -41 | -91 | -143 |
| 100.87701 | 3.675 | 3.206 | 2.721 | 2.221 | 1.706 | 1.162 | 0.611 |
| 100.87701 | 111 | 83 | 44 | -1 | -48 | -100 | -153 |
| 100.90826 | 3.650 | 3.168 | 2.671 | 2.158 | 1.630 | 1.072 | 0.507 |
| 100.90826 | 109 | 79 | 39 | -7 | -56 | -109 | -164 |
| 100.93951 | 3.625 | 3.131 | 2.621 | 2.095 | 1.553 | 0.982 | 0.402 |
| 100.93951 | 106 | 76 | 34 | -13 | -64 | -118 | -174 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| WAL | 1.29 | 0.85 | 0.63 | 0.50 | 0.41 | 0.35 | 0.30 |
| Mod Durn | 1.22 | 0.82 | 0.61 | 0.49 | 0.40 | 0.34 | 0.29 |
| Principal Window | Nov04 - Jun07 | Nov04 - Jul06 | Nov04 - Feb06 | Nov04 - Oct05 | Nov04 - Aug05 | Nov04 - Jun05 | Nov04 - May05 |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

| | | |
|---|---|---|
| | LIBOR_1MO | 1.89 |
| | LIBOR_6MO | 2.1975 |
| | LIBOR_1YR | 2.405 |
| | CMT_1YR | 2.15 |
| | | |
| | EDSF | |
| | 0.25YR | 2.124 |
| Yield | 0.5YR | 2.227 |
| Spread | 0.75YR | 2.331 |
| Yield | 1YR | 2.437 |
| Spread | 1.25YR | 2.545 |
| Yield | 1.5YR | 2.65 |
| Spread | 1.75YR | 2.757 |
| Yield | | |
| Spread | SWAPS | |
| Yield | 1YR | 2.405 |
| Spread | 2YR | 2.845 |
| Yield | 3YR | 3.1875 |
| Spread | 4YR | 3.467 |
| Yield | 5YR | 3.695 |
| Spread | 6YR | 3.901 |
| Yield | 7YR | 4.0825 |
| Spread | 8YR | 4.226 |
| Yield | 9YR | 4.352 |
| Spread | 10YR | 4.459 |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |
| Yield | | |
| Spread | | |

# GSR0412 - Price/Yield - 3A2

| | | | |
|---|---|---|---|
| Balance | $35,277,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.81877 | 4.268 | 4.089 | 3.901 | 3.703 | 3.492 | 3.273 | 3.030 | Yield |
| 100.81877 | 100 | 119 | 121 | 116 | 105 | 90 | 71 | Spread |
| 100.85002 | 4.257 | 4.074 | 3.881 | 3.677 | 3.461 | 3.235 | 2.986 | Yield |
| 100.85002 | 99 | 117 | 119 | 113 | 102 | 86 | 67 | Spread |
| 100.88127 | 4.247 | 4.058 | 3.860 | 3.651 | 3.429 | 3.198 | 2.942 | Yield |
| 100.88127 | 98 | 116 | 117 | 111 | 99 | 82 | 62 | Spread |
| 100.91252 | 4.237 | 4.043 | 3.840 | 3.625 | 3.397 | 3.160 | 2.897 | Yield |
| 100.91252 | 97 | 114 | 115 | 108 | 95 | 79 | 58 | Spread |
| 100.94377 | 4.226 | 4.028 | 3.819 | 3.600 | 3.366 | 3.122 | 2.853 | Yield |
| 100.94377 | 96 | 112 | 113 | 105 | 92 | 75 | 54 | Spread |
| 100.97502 | 4.216 | 4.013 | 3.799 | 3.574 | 3.334 | 3.085 | 2.809 | Yield |
| 100.97502 | 95 | 111 | 111 | 103 | 89 | 71 | 49 | Spread |
| 101.00627 | 4.206 | 3.997 | 3.779 | 3.548 | 3.303 | 3.047 | 2.765 | Yield |
| 101.00627 | 94 | 109 | 109 | 100 | 86 | 67 | 45 | Spread |
| 101.03752 | 4.196 | 3.982 | 3.758 | 3.522 | 3.271 | 3.010 | 2.721 | Yield |
| 101.03752 | 93 | 108 | 107 | 98 | 83 | 64 | 40 | Spread |
| 101.06877 | 4.185 | 3.967 | 3.738 | 3.497 | 3.240 | 2.972 | 2.676 | Yield |
| 101.06877 | 92 | 106 | 105 | 95 | 80 | 60 | 36 | Spread |
| 101.10002 | 4.175 | 3.952 | 3.718 | 3.471 | 3.208 | 2.935 | 2.632 | Yield |
| 101.10002 | 91 | 105 | 103 | 93 | 76 | 56 | 31 | Spread |
| 101.13127 | 4.165 | 3.937 | 3.697 | 3.445 | 3.177 | 2.897 | 2.588 | Yield |
| 101.13127 | 90 | 103 | 101 | 90 | 73 | 52 | 27 | Spread |
| 101.16252 | 4.155 | 3.921 | 3.677 | 3.419 | 3.145 | 2.860 | 2.544 | Yield |
| 101.16252 | 88 | 102 | 99 | 87 | 70 | 49 | 23 | Spread |
| 101.19377 | 4.144 | 3.906 | 3.657 | 3.394 | 3.114 | 2.822 | 2.500 | Yield |
| 101.19377 | 87 | 100 | 96 | 85 | 67 | 45 | 18 | Spread |
| 101.22502 | 4.134 | 3.891 | 3.636 | 3.368 | 3.082 | 2.785 | 2.456 | Yield |
| 101.22502 | 86 | 99 | 94 | 82 | 64 | 41 | 14 | Spread |
| 101.25627 | 4.124 | 3.876 | 3.616 | 3.342 | 3.051 | 2.747 | 2.412 | Yield |
| 101.25627 | 85 | 97 | 92 | 80 | 61 | 37 | 9 | Spread |
| 101.28752 | 4.114 | 3.861 | 3.596 | 3.316 | 3.019 | 2.710 | 2.368 | Yield |
| 101.28752 | 84 | 96 | 90 | 77 | 58 | 34 | 5 | Spread |
| 101.31877 | 4.103 | 3.846 | 3.575 | 3.291 | 2.988 | 2.673 | 2.324 | Yield |
| 101.31877 | 83 | 94 | 88 | 75 | 54 | 30 | 1 | Spread |
| 101.35002 | 4.093 | 3.831 | 3.555 | 3.265 | 2.956 | 2.635 | 2.280 | Yield |
| 101.35002 | 82 | 93 | 86 | 72 | 51 | 26 | -4 | Spread |
| 101.38127 | 4.083 | 3.815 | 3.535 | 3.239 | 2.925 | 2.598 | 2.236 | Yield |
| 101.38127 | 81 | 91 | 84 | 69 | 48 | 23 | -8 | Spread |
| 101.41252 | 4.073 | 3.800 | 3.515 | 3.214 | 2.894 | 2.561 | 2.192 | Yield |
| 101.41252 | 80 | 90 | 82 | 67 | 45 | 19 | -13 | Spread |
| 101.44377 | 4.062 | 3.785 | 3.494 | 3.188 | 2.862 | 2.523 | 2.149 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.44377 | 79 | 88 | 80 | 64 | 42 | 15 | -17 | Spread |
| WAL | 3.29 | 2.17 | 1.60 | 1.25 | 1.01 | 0.85 | 0.72 | |
| Mod Durn | 3.00 | 2.03 | 1.51 | 1.20 | 0.98 | 0.82 | 0.70 | |
| Principal Window | Jun07 - Oct08 | Jul06 - May07 | Feb06 - Sep06 | Oct05 - Apr06 | Aug05 - Jan06 | Jun05 - Oct05 | May05 - Aug05 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.15 |
| | |
| EDSF | |
| 0.25YR | 2.124 |
| 0.5YR | 2.227 |
| 0.75YR | 2.331 |
| 1YR | 2.437 |
| 1.25YR | 2.545 |
| 1.5YR | 2.65 |
| 1.75YR | 2.757 |
| | |
| SWAPS | |
| 1YR | 2.405 |
| 2YR | 2.845 |
| 3YR | 3.1875 |
| 4YR | 3.467 |
| 5YR | 3.695 |
| 6YR | 3.901 |
| 7YR | 4.0825 |
| 8YR | 4.226 |
| 9YR | 4.352 |
| 10YR | 4.459 |

# GSR0412 - Price/Yield - 3A3

| | | | |
|---|---|---|---|
| Balance | $62,758,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.88469 | 4.351 | 4.266 | 4.141 | 4.009 | 3.869 | 3.720 | 3.560 | Yield |
| 100.88469 | 74 | 94 | 110 | 116 | 119 | 116 | 109 | Spread |
| 100.91594 | 4.343 | 4.256 | 4.128 | 3.993 | 3.849 | 3.696 | 3.532 | Yield |
| 100.91594 | 74 | 93 | 109 | 115 | 117 | 114 | 106 | Spread |
| 100.94719 | 4.335 | 4.246 | 4.115 | 3.976 | 3.829 | 3.672 | 3.504 | Yield |
| 100.94719 | 73 | 92 | 108 | 113 | 115 | 111 | 104 | Spread |
| 100.97844 | 4.328 | 4.236 | 4.102 | 3.960 | 3.809 | 3.648 | 3.476 | Yield |
| 100.97844 | 72 | 91 | 106 | 111 | 113 | 109 | 101 | Spread |
| 101.00969 | 4.320 | 4.227 | 4.089 | 3.943 | 3.789 | 3.624 | 3.448 | Yield |
| 101.00969 | 71 | 90 | 105 | 110 | 111 | 106 | 98 | Spread |
| 101.04094 | 4.313 | 4.217 | 4.076 | 3.927 | 3.769 | 3.600 | 3.420 | Yield |
| 101.04094 | 71 | 89 | 104 | 108 | 109 | 104 | 95 | Spread |
| 101.07219 | 4.305 | 4.207 | 4.063 | 3.911 | 3.749 | 3.576 | 3.392 | Yield |
| 101.07219 | 70 | 88 | 103 | 107 | 107 | 102 | 92 | Spread |
| 101.10344 | 4.298 | 4.197 | 4.050 | 3.894 | 3.729 | 3.552 | 3.364 | Yield |
| 101.10344 | 69 | 87 | 101 | 105 | 105 | 99 | 89 | Spread |
| 101.13469 | 4.290 | 4.188 | 4.037 | 3.878 | 3.709 | 3.528 | 3.336 | Yield |
| 101.13469 | 68 | 86 | 100 | 103 | 103 | 97 | 87 | Spread |
| 101.16594 | 4.283 | 4.178 | 4.024 | 3.861 | 3.689 | 3.505 | 3.308 | Yield |
| 101.16594 | 68 | 85 | 99 | 102 | 101 | 95 | 84 | Spread |
| 101.19719 | 4.275 | 4.168 | 4.011 | 3.845 | 3.669 | 3.481 | 3.280 | Yield |
| 101.19719 | 67 | 84 | 97 | 100 | 99 | 92 | 81 | Spread |
| 101.22844 | 4.267 | 4.158 | 3.998 | 3.829 | 3.649 | 3.457 | 3.252 | Yield |
| 101.22844 | 66 | 83 | 96 | 98 | 97 | 90 | 78 | Spread |
| 101.25969 | 4.260 | 4.149 | 3.985 | 3.812 | 3.629 | 3.433 | 3.224 | Yield |
| 101.25969 | 65 | 83 | 95 | 97 | 95 | 87 | 75 | Spread |
| 101.29094 | 4.252 | 4.139 | 3.972 | 3.796 | 3.609 | 3.409 | 3.196 | Yield |
| 101.29094 | 65 | 82 | 94 | 95 | 93 | 85 | 73 | Spread |
| 101.32219 | 4.245 | 4.129 | 3.959 | 3.779 | 3.589 | 3.385 | 3.168 | Yield |
| 101.32219 | 64 | 81 | 92 | 93 | 91 | 83 | 70 | Spread |
| 101.35344 | 4.237 | 4.120 | 3.946 | 3.763 | 3.569 | 3.361 | 3.140 | Yield |
| 101.35344 | 63 | 80 | 91 | 92 | 89 | 80 | 67 | Spread |
| 101.38469 | 4.230 | 4.110 | 3.933 | 3.747 | 3.549 | 3.338 | 3.112 | Yield |
| 101.38469 | 62 | 79 | 90 | 90 | 87 | 78 | 64 | Spread |
| 101.41594 | 4.222 | 4.100 | 3.920 | 3.730 | 3.529 | 3.314 | 3.084 | Yield |
| 101.41594 | 61 | 78 | 88 | 89 | 85 | 75 | 62 | Spread |
| 101.44719 | 4.215 | 4.090 | 3.907 | 3.714 | 3.509 | 3.290 | 3.056 | Yield |
| 101.44719 | 61 | 77 | 87 | 87 | 83 | 73 | 59 | Spread |
| 101.47844 | 4.207 | 4.081 | 3.895 | 3.698 | 3.489 | 3.266 | 3.029 | Yield |
| 101.47844 | 60 | 76 | 86 | 85 | 81 | 71 | 56 | Spread |
| 101.50969 | 4.200 | 4.071 | 3.882 | 3.681 | 3.469 | 3.242 | 3.001 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.50969 | 59 | 75 | 84 | 84 | 79 | 68 | 53 | *Spread* |
| WAL | 4.62 | 3.49 | 2.56 | 2.00 | 1.62 | 1.35 | 1.15 | |
| Mod Durn | 4.08 | 3.16 | 2.37 | 1.88 | 1.54 | 1.29 | 1.10 | |
| Principal Window | Oct08 - Jul09 | May07 - Apr09 | Sep06 - Feb08 | Apr06 - May07 | Jan06 - Nov06 | Oct05 - Jul06 | Aug05 - Apr06 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.15 |
| | |
| EDSF | |
| 0.25YR | 2.124 |
| 0.5YR | 2.227 |
| 0.75YR | 2.331 |
| 1YR | 2.437 |
| 1.25YR | 2.545 |
| 1.5YR | 2.65 |
| 1.75YR | 2.757 |
| | |
| SWAPS | |
| 1YR | 2.405 |
| 2YR | 2.845 |
| 3YR | 3.1875 |
| 4YR | 3.467 |
| 5YR | 3.695 |
| 6YR | 3.901 |
| 7YR | 4.0825 |
| 8YR | 4.226 |
| 9YR | 4.352 |
| 10YR | 4.459 |

# GSR0412 - Price/Yield - 3A4

| | | | |
|---|---|---|---|
| Balance | $38,066,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.49639 | 4.449 | 4.449 | 4.411 | 4.350 | 4.286 | 4.218 | 4.145 | Yield |
| 100.49639 | 81 | 82 | 98 | 116 | 130 | 137 | 143 | Spread |
| 100.52764 | 4.442 | 4.441 | 4.402 | 4.339 | 4.272 | 4.201 | 4.125 | Yield |
| 100.52764 | 81 | 81 | 97 | 115 | 128 | 135 | 141 | Spread |
| 100.55889 | 4.435 | 4.434 | 4.393 | 4.328 | 4.258 | 4.185 | 4.106 | Yield |
| 100.55889 | 80 | 80 | 96 | 114 | 127 | 133 | 139 | Spread |
| 100.59014 | 4.427 | 4.426 | 4.384 | 4.316 | 4.245 | 4.169 | 4.087 | Yield |
| 100.59014 | 79 | 80 | 95 | 113 | 125 | 132 | 137 | Spread |
| 100.62139 | 4.420 | 4.419 | 4.375 | 4.305 | 4.231 | 4.152 | 4.068 | Yield |
| 100.62139 | 78 | 79 | 95 | 112 | 124 | 130 | 135 | Spread |
| 100.65264 | 4.412 | 4.411 | 4.366 | 4.294 | 4.217 | 4.136 | 4.048 | Yield |
| 100.65264 | 78 | 78 | 94 | 111 | 123 | 129 | 133 | Spread |
| 100.68389 | 4.405 | 4.404 | 4.357 | 4.282 | 4.203 | 4.119 | 4.029 | Yield |
| 100.68389 | 77 | 77 | 93 | 109 | 121 | 127 | 131 | Spread |
| 100.71514 | 4.397 | 4.396 | 4.348 | 4.271 | 4.190 | 4.103 | 4.010 | Yield |
| 100.71514 | 76 | 77 | 92 | 108 | 120 | 125 | 129 | Spread |
| 100.74639 | 4.390 | 4.389 | 4.339 | 4.260 | 4.176 | 4.087 | 3.991 | Yield |
| 100.74639 | 75 | 76 | 91 | 107 | 119 | 124 | 128 | Spread |
| 100.77764 | 4.383 | 4.382 | 4.331 | 4.249 | 4.162 | 4.070 | 3.972 | Yield |
| 100.77764 | 75 | 75 | 90 | 106 | 117 | 122 | 126 | Spread |
| 100.80889 | 4.375 | 4.374 | 4.322 | 4.237 | 4.148 | 4.054 | 3.953 | Yield |
| 100.80889 | 74 | 74 | 89 | 105 | 116 | 120 | 124 | Spread |
| 100.84014 | 4.368 | 4.367 | 4.313 | 4.226 | 4.135 | 4.038 | 3.933 | Yield |
| 100.84014 | 73 | 74 | 88 | 104 | 114 | 119 | 122 | Spread |
| 100.87139 | 4.361 | 4.359 | 4.304 | 4.215 | 4.121 | 4.021 | 3.914 | Yield |
| 100.87139 | 73 | 73 | 87 | 103 | 113 | 117 | 120 | Spread |
| 100.90264 | 4.353 | 4.352 | 4.295 | 4.204 | 4.107 | 4.005 | 3.895 | Yield |
| 100.90264 | 72 | 72 | 86 | 102 | 112 | 115 | 118 | Spread |
| 100.93389 | 4.346 | 4.344 | 4.286 | 4.193 | 4.093 | 3.989 | 3.876 | Yield |
| 100.93389 | 71 | 71 | 86 | 101 | 110 | 114 | 116 | Spread |
| 100.96514 | 4.338 | 4.337 | 4.277 | 4.181 | 4.080 | 3.972 | 3.857 | Yield |
| 100.96514 | 70 | 71 | 85 | 99 | 109 | 112 | 114 | Spread |
| 100.99639 | 4.331 | 4.330 | 4.268 | 4.170 | 4.066 | 3.956 | 3.838 | Yield |
| 100.99639 | 70 | 70 | 84 | 98 | 108 | 111 | 112 | Spread |
| 101.02764 | 4.324 | 4.322 | 4.260 | 4.159 | 4.052 | 3.940 | 3.819 | Yield |
| 101.02764 | 69 | 69 | 83 | 97 | 106 | 109 | 110 | Spread |
| 101.05889 | 4.316 | 4.315 | 4.251 | 4.148 | 4.039 | 3.923 | 3.799 | Yield |
| 101.05889 | 68 | 68 | 82 | 96 | 105 | 107 | 108 | Spread |
| 101.09014 | 4.309 | 4.307 | 4.242 | 4.137 | 4.025 | 3.907 | 3.780 | Yield |
| 101.09014 | 67 | 68 | 81 | 95 | 103 | 106 | 106 | Spread |
| 101.12139 | 4.301 | 4.300 | 4.233 | 4.125 | 4.011 | 3.891 | 3.761 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.12139 | 67 | 67 | 80 | 94 | 102 | 104 | 105 | Spread |
| WAL | 4.74 | 4.72 | 3.87 | 3.00 | 2.42 | 2.02 | 1.71 | |
| Mod Durn | 4.18 | 4.16 | 3.47 | 2.75 | 2.25 | 1.89 | 1.61 | |
| Principal Window | Jul09 - Jul09 | Apr09 - Jul09 | Feb08 - Apr09 | May07 - Apr08 | Nov06 - Aug07 | Jul06 - Feb07 | Apr06 - Oct06 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.15 |
| | |
| EDSF | |
| 0.25YR | 2.124 |
| 0.5YR | 2.227 |
| 0.75YR | 2.331 |
| 1YR | 2.437 |
| 1.25YR | 2.545 |
| 1.5YR | 2.65 |
| 1.75YR | 2.757 |
| | |
| SWAPS | |
| 1YR | 2.405 |
| 2YR | 2.845 |
| 3YR | 3.1875 |
| 4YR | 3.467 |
| 5YR | 3.695 |
| 6YR | 3.901 |
| 7YR | 4.0825 |
| 8YR | 4.226 |
| 9YR | 4.352 |
| 10YR | 4.459 |

# GSR0412 - Price/Yield - 3A5

| | | | |
|---|---|---|---|
| Balance | $32,439,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.18655 | 4.523 | 4.523 | 4.523 | 4.504 | 4.473 | 4.441 | 4.406 | Yield |
| 100.18655 | 89 | 89 | 89 | 104 | 123 | 137 | 148 | Spread |
| 100.21780 | 4.516 | 4.516 | 4.515 | 4.495 | 4.462 | 4.428 | 4.391 | Yield |
| 100.21780 | 88 | 88 | 88 | 103 | 122 | 136 | 146 | Spread |
| 100.24905 | 4.508 | 4.508 | 4.508 | 4.486 | 4.452 | 4.415 | 4.377 | Yield |
| 100.24905 | 87 | 87 | 88 | 102 | 121 | 135 | 145 | Spread |
| 100.28030 | 4.501 | 4.501 | 4.500 | 4.478 | 4.441 | 4.403 | 4.362 | Yield |
| 100.28030 | 87 | 87 | 87 | 101 | 120 | 133 | 143 | Spread |
| 100.31155 | 4.493 | 4.493 | 4.493 | 4.469 | 4.431 | 4.390 | 4.347 | Yield |
| 100.31155 | 86 | 86 | 86 | 100 | 118 | 132 | 142 | Spread |
| 100.34280 | 4.486 | 4.486 | 4.485 | 4.460 | 4.420 | 4.377 | 4.332 | Yield |
| 100.34280 | 85 | 85 | 86 | 99 | 117 | 131 | 140 | Spread |
| 100.37405 | 4.478 | 4.478 | 4.478 | 4.452 | 4.409 | 4.365 | 4.317 | Yield |
| 100.37405 | 84 | 84 | 85 | 98 | 116 | 129 | 139 | Spread |
| 100.40530 | 4.471 | 4.471 | 4.470 | 4.443 | 4.399 | 4.352 | 4.302 | Yield |
| 100.40530 | 84 | 84 | 84 | 98 | 115 | 128 | 137 | Spread |
| 100.43655 | 4.464 | 4.464 | 4.463 | 4.434 | 4.388 | 4.339 | 4.288 | Yield |
| 100.43655 | 83 | 83 | 83 | 97 | 114 | 127 | 136 | Spread |
| 100.46780 | 4.456 | 4.456 | 4.455 | 4.426 | 4.377 | 4.327 | 4.273 | Yield |
| 100.46780 | 82 | 82 | 83 | 96 | 113 | 126 | 134 | Spread |
| 100.49905 | 4.449 | 4.449 | 4.448 | 4.417 | 4.367 | 4.314 | 4.258 | Yield |
| 100.49905 | 81 | 81 | 82 | 95 | 112 | 124 | 133 | Spread |
| 100.53030 | 4.441 | 4.441 | 4.440 | 4.408 | 4.356 | 4.301 | 4.243 | Yield |
| 100.53030 | 81 | 81 | 81 | 94 | 111 | 123 | 131 | Spread |
| 100.56155 | 4.434 | 4.434 | 4.433 | 4.400 | 4.346 | 4.289 | 4.228 | Yield |
| 100.56155 | 80 | 80 | 80 | 93 | 110 | 122 | 130 | Spread |
| 100.59280 | 4.426 | 4.426 | 4.426 | 4.391 | 4.335 | 4.276 | 4.214 | Yield |
| 100.59280 | 79 | 79 | 80 | 92 | 109 | 121 | 128 | Spread |
| 100.62405 | 4.419 | 4.419 | 4.418 | 4.382 | 4.325 | 4.263 | 4.199 | Yield |
| 100.62405 | 78 | 78 | 79 | 92 | 108 | 119 | 127 | Spread |
| 100.65530 | 4.412 | 4.412 | 4.411 | 4.374 | 4.314 | 4.251 | 4.184 | Yield |
| 100.65530 | 78 | 78 | 78 | 91 | 107 | 118 | 125 | Spread |
| 100.68655 | 4.404 | 4.404 | 4.403 | 4.365 | 4.303 | 4.238 | 4.169 | Yield |
| 100.68655 | 77 | 77 | 77 | 90 | 106 | 117 | 124 | Spread |
| 100.71780 | 4.397 | 4.397 | 4.396 | 4.357 | 4.293 | 4.226 | 4.155 | Yield |
| 100.71780 | 76 | 76 | 77 | 89 | 105 | 116 | 123 | Spread |
| 100.74905 | 4.389 | 4.389 | 4.388 | 4.348 | 4.282 | 4.213 | 4.140 | Yield |
| 100.74905 | 75 | 75 | 76 | 88 | 104 | 114 | 121 | Spread |
| 100.78030 | 4.382 | 4.382 | 4.381 | 4.339 | 4.272 | 4.200 | 4.125 | Yield |
| 100.78030 | 75 | 75 | 75 | 87 | 103 | 113 | 120 | Spread |
| 100.81155 | 4.375 | 4.375 | 4.373 | 4.331 | 4.261 | 4.188 | 4.110 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 100.81155 | 74 | 74 | 74 | 86 | 102 | 112 | 118 | Spread |
| WAL | 4.74 | 4.74 | 4.72 | 4.00 | 3.21 | 2.66 | 2.25 | |
| Mod Durn | 4.17 | 4.17 | 4.16 | 3.58 | 2.92 | 2.45 | 2.09 | |
| Principal Window | Jul09 - Jul09 | Jul09 - Jul09 | Apr09 - Jul09 | Apr08 - May09 | Aug07 - Jun08 | Feb07 - Oct07 | Oct06 - May07 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.15 |
| | |
| EDSF | |
| 0.25YR | 2.124 |
| 0.5YR | 2.227 |
| 0.75YR | 2.331 |
| 1YR | 2.437 |
| 1.25YR | 2.545 |
| 1.5YR | 2.65 |
| 1.75YR | 2.757 |
| | |
| SWAPS | |
| 1YR | 2.405 |
| 2YR | 2.845 |
| 3YR | 3.1875 |
| 4YR | 3.467 |
| 5YR | 3.695 |
| 6YR | 3.901 |
| 7YR | 4.0825 |
| 8YR | 4.226 |
| 9YR | 4.352 |
| 10YR | 4.459 |

# GSR0412 - Price/Yield - 3A6

| | | | |
|---|---|---|---|
| Balance | $87,637,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 101.08740 | 4.324 | 4.321 | 4.319 | 4.316 | 4.302 | 4.277 | 4.242 | Yield |
| 101.08740 | 67 | 67 | 67 | 67 | 70 | 75 | 82 | Spread |
| 101.11865 | 4.317 | 4.314 | 4.311 | 4.309 | 4.295 | 4.269 | 4.233 | Yield |
| 101.11865 | 66 | 66 | 66 | 67 | 70 | 75 | 81 | Spread |
| 101.14990 | 4.310 | 4.307 | 4.304 | 4.301 | 4.287 | 4.261 | 4.225 | Yield |
| 101.14990 | 66 | 66 | 66 | 66 | 69 | 74 | 80 | Spread |
| 101.18115 | 4.302 | 4.300 | 4.297 | 4.294 | 4.280 | 4.253 | 4.216 | Yield |
| 101.18115 | 65 | 65 | 65 | 65 | 68 | 73 | 79 | Spread |
| 101.21240 | 4.295 | 4.292 | 4.289 | 4.287 | 4.272 | 4.244 | 4.207 | Yield |
| 101.21240 | 64 | 64 | 64 | 64 | 67 | 72 | 78 | Spread |
| 101.24365 | 4.288 | 4.285 | 4.282 | 4.279 | 4.264 | 4.236 | 4.198 | Yield |
| 101.24365 | 63 | 63 | 64 | 64 | 66 | 71 | 77 | Spread |
| 101.27490 | 4.281 | 4.278 | 4.275 | 4.272 | 4.257 | 4.228 | 4.189 | Yield |
| 101.27490 | 63 | 63 | 63 | 63 | 66 | 70 | 76 | Spread |
| 101.30615 | 4.273 | 4.271 | 4.267 | 4.265 | 4.249 | 4.220 | 4.180 | Yield |
| 101.30615 | 62 | 62 | 62 | 62 | 65 | 70 | 75 | Spread |
| 101.33740 | 4.266 | 4.263 | 4.260 | 4.257 | 4.242 | 4.212 | 4.171 | Yield |
| 101.33740 | 61 | 61 | 61 | 61 | 64 | 69 | 74 | Spread |
| 101.36865 | 4.259 | 4.256 | 4.253 | 4.250 | 4.234 | 4.204 | 4.162 | Yield |
| 101.36865 | 61 | 61 | 61 | 61 | 63 | 68 | 74 | Spread |
| 101.39990 | 4.252 | 4.249 | 4.246 | 4.243 | 4.227 | 4.196 | 4.153 | Yield |
| 101.39990 | 60 | 60 | 60 | 60 | 63 | 67 | 73 | Spread |
| 101.43115 | 4.244 | 4.242 | 4.238 | 4.235 | 4.219 | 4.187 | 4.145 | Yield |
| 101.43115 | 59 | 59 | 59 | 59 | 62 | 66 | 72 | Spread |
| 101.46240 | 4.237 | 4.234 | 4.231 | 4.228 | 4.211 | 4.179 | 4.136 | Yield |
| 101.46240 | 58 | 58 | 58 | 59 | 61 | 66 | 71 | Spread |
| 101.49365 | 4.230 | 4.227 | 4.224 | 4.221 | 4.204 | 4.171 | 4.127 | Yield |
| 101.49365 | 58 | 58 | 58 | 58 | 60 | 65 | 70 | Spread |
| 101.52490 | 4.223 | 4.220 | 4.217 | 4.214 | 4.196 | 4.163 | 4.118 | Yield |
| 101.52490 | 57 | 57 | 57 | 57 | 60 | 64 | 69 | Spread |
| 101.55615 | 4.215 | 4.213 | 4.209 | 4.206 | 4.189 | 4.155 | 4.109 | Yield |
| 101.55615 | 56 | 56 | 56 | 56 | 59 | 63 | 68 | Spread |
| 101.58740 | 4.208 | 4.205 | 4.202 | 4.199 | 4.181 | 4.147 | 4.100 | Yield |
| 101.58740 | 55 | 55 | 56 | 56 | 58 | 62 | 67 | Spread |
| 101.61865 | 4.201 | 4.198 | 4.195 | 4.192 | 4.174 | 4.139 | 4.091 | Yield |
| 101.61865 | 55 | 55 | 55 | 55 | 57 | 62 | 66 | Spread |
| 101.64990 | 4.194 | 4.191 | 4.187 | 4.184 | 4.166 | 4.131 | 4.083 | Yield |
| 101.64990 | 54 | 54 | 54 | 54 | 57 | 61 | 66 | Spread |
| 101.68115 | 4.187 | 4.184 | 4.180 | 4.177 | 4.159 | 4.123 | 4.074 | Yield |
| 101.68115 | 53 | 53 | 53 | 53 | 56 | 60 | 65 | Spread |
| 101.71240 | 4.179 | 4.176 | 4.173 | 4.170 | 4.151 | 4.115 | 4.065 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.71240 | 53 | 53 | 53 | 53 | 55 | 59 | 64 | Spread |
| WAL | 4.82 | 4.80 | 4.79 | 4.77 | 4.58 | 4.25 | 3.86 | |
| Mod Durn | 4.24 | 4.23 | 4.22 | 4.21 | 4.06 | 3.78 | 3.46 | |
| Principal Window | Jul09 - Aug09 | Jul09 - Aug09 | Jul09 - Aug09 | May09 - Aug09 | Jun08 - Aug09 | Oct07 - Aug09 | May07 - Aug09 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.15 |
| | |
| EDSF | |
| 0.25YR | 2.124 |
| 0.5YR | 2.227 |
| 0.75YR | 2.331 |
| 1YR | 2.437 |
| 1.25YR | 2.545 |
| 1.5YR | 2.65 |
| 1.75YR | 2.757 |
| | |
| SWAPS | |
| 1YR | 2.405 |
| 2YR | 2.845 |
| 3YR | 3.1875 |
| 4YR | 3.467 |
| 5YR | 3.695 |
| 6YR | 3.901 |
| 7YR | 4.0825 |
| 8YR | 4.226 |
| 9YR | 4.352 |
| 10YR | 4.459 |

# GSR0412 - Price/Yield - 3A3

| | | | |
|---|---|---|---|
| Balance | $62,758,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.85858 | 4.357 | 4.274 | 4.152 | 4.023 | 3.886 | 3.740 | 3.584 | Yield |
| 100.85858 | 73 | 93 | 110 | 116 | 120 | 118 | 111 | Spread |
| 100.88983 | 4.349 | 4.264 | 4.139 | 4.007 | 3.866 | 3.716 | 3.556 | Yield |
| 100.88983 | 72 | 92 | 109 | 115 | 118 | 115 | 108 | Spread |
| 100.92108 | 4.342 | 4.254 | 4.126 | 3.990 | 3.846 | 3.692 | 3.528 | Yield |
| 100.92108 | 71 | 91 | 107 | 113 | 116 | 113 | 106 | Spread |
| 100.95233 | 4.334 | 4.245 | 4.113 | 3.974 | 3.826 | 3.668 | 3.500 | Yield |
| 100.95233 | 70 | 90 | 106 | 111 | 114 | 110 | 103 | Spread |
| 100.98358 | 4.327 | 4.235 | 4.100 | 3.957 | 3.806 | 3.644 | 3.472 | Yield |
| 100.98358 | 70 | 89 | 105 | 110 | 112 | 108 | 100 | Spread |
| 101.01483 | 4.319 | 4.225 | 4.087 | 3.941 | 3.786 | 3.620 | 3.443 | Yield |
| 101.01483 | 69 | 88 | 104 | 108 | 110 | 106 | 97 | Spread |
| 101.04608 | 4.312 | 4.215 | 4.074 | 3.924 | 3.766 | 3.596 | 3.415 | Yield |
| 101.04608 | 68 | 87 | 102 | 107 | 108 | 103 | 94 | Spread |
| 101.07733 | 4.304 | 4.206 | 4.061 | 3.908 | 3.746 | 3.572 | 3.387 | Yield |
| 101.07733 | 67 | 86 | 101 | 105 | 106 | 101 | 92 | Spread |
| 101.10858 | 4.296 | 4.196 | 4.048 | 3.892 | 3.726 | 3.548 | 3.359 | Yield |
| 101.10858 | 67 | 85 | 100 | 103 | 104 | 98 | 89 | Spread |
| 101.13983 | 4.289 | 4.186 | 4.035 | 3.875 | 3.705 | 3.525 | 3.331 | Yield |
| 101.13983 | 66 | 84 | 98 | 102 | 102 | 96 | 86 | Spread |
| 101.17108 | 4.281 | 4.176 | 4.022 | 3.859 | 3.685 | 3.501 | 3.303 | Yield |
| 101.17108 | 65 | 84 | 97 | 100 | 100 | 94 | 83 | Spread |
| 101.20233 | 4.274 | 4.167 | 4.009 | 3.842 | 3.665 | 3.477 | 3.275 | Yield |
| 101.20233 | 64 | 83 | 96 | 98 | 98 | 91 | 80 | Spread |
| 101.23358 | 4.266 | 4.157 | 3.996 | 3.826 | 3.645 | 3.453 | 3.247 | Yield |
| 101.23358 | 63 | 82 | 94 | 97 | 96 | 89 | 78 | Spread |
| 101.26483 | 4.259 | 4.147 | 3.983 | 3.810 | 3.625 | 3.429 | 3.219 | Yield |
| 101.26483 | 63 | 81 | 93 | 95 | 94 | 86 | 75 | Spread |
| 101.29608 | 4.251 | 4.137 | 3.970 | 3.793 | 3.605 | 3.405 | 3.191 | Yield |
| 101.29608 | 62 | 80 | 92 | 93 | 92 | 84 | 72 | Spread |
| 101.32733 | 4.244 | 4.128 | 3.957 | 3.777 | 3.585 | 3.381 | 3.163 | Yield |
| 101.32733 | 61 | 79 | 91 | 92 | 90 | 82 | 69 | Spread |
| 101.35858 | 4.236 | 4.118 | 3.944 | 3.760 | 3.565 | 3.358 | 3.136 | Yield |
| 101.35858 | 60 | 78 | 89 | 90 | 88 | 79 | 66 | Spread |
| 101.38983 | 4.229 | 4.108 | 3.931 | 3.744 | 3.545 | 3.334 | 3.108 | Yield |
| 101.38983 | 60 | 77 | 88 | 89 | 86 | 77 | 64 | Spread |
| 101.42108 | 4.221 | 4.098 | 3.918 | 3.728 | 3.526 | 3.310 | 3.080 | Yield |
| 101.42108 | 59 | 76 | 87 | 87 | 84 | 75 | 61 | Spread |
| 101.45233 | 4.214 | 4.089 | 3.905 | 3.711 | 3.506 | 3.286 | 3.052 | Yield |
| 101.45233 | 58 | 75 | 85 | 85 | 82 | 72 | 58 | Spread |
| 101.48358 | 4.206 | 4.079 | 3.892 | 3.695 | 3.486 | 3.262 | 3.024 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.48358 | 57 | 74 | 84 | 84 | 80 | 70 | 55 | Spread |
| WAL | 4.62 | 3.49 | 2.56 | 2.00 | 1.62 | 1.35 | 1.15 | |
| Mod Durn | 4.08 | 3.16 | 2.37 | 1.88 | 1.54 | 1.29 | 1.10 | |
| Principal Window | Oct08 - Jul09 | May07 - Apr09 | Sep06 - Feb08 | Apr06 - May07 | Jan06 - Nov06 | Oct05 - Jul06 | Aug05 - Apr06 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.18 |
| | |
| SWAPS | |
| 1YR | 2.405 |
| 2YR | 2.8587 |
| 3YR | 3.2029 |
| 4YR | 3.4869 |
| 5YR | 3.7215 |
| 6YR | 3.9261 |
| 7YR | 4.1002 |
| 8YR | 4.2485 |
| 9YR | 4.3762 |
| 10YR | 4.4881 |

# GSR0412 - Price/Yield - 3A4

| | | | |
|---|---|---|---|
| Balance | $38,066,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.45358 | 4.460 | 4.459 | 4.423 | 4.366 | 4.305 | 4.240 | 4.171 | Yield |
| 100.45358 | 80 | 80 | 97 | 116 | 130 | 138 | 145 | Spread |
| 100.48483 | 4.452 | 4.451 | 4.414 | 4.354 | 4.291 | 4.224 | 4.152 | Yield |
| 100.48483 | 79 | 80 | 96 | 115 | 129 | 136 | 143 | Spread |
| 100.51608 | 4.445 | 4.444 | 4.405 | 4.343 | 4.277 | 4.207 | 4.132 | Yield |
| 100.51608 | 78 | 79 | 96 | 114 | 127 | 134 | 141 | Spread |
| 100.54733 | 4.437 | 4.436 | 4.396 | 4.332 | 4.263 | 4.191 | 4.113 | Yield |
| 100.54733 | 78 | 78 | 95 | 113 | 126 | 133 | 139 | Spread |
| 100.57858 | 4.430 | 4.429 | 4.387 | 4.320 | 4.250 | 4.175 | 4.094 | Yield |
| 100.57858 | 77 | 77 | 94 | 112 | 124 | 131 | 137 | Spread |
| 100.60983 | 4.422 | 4.421 | 4.378 | 4.309 | 4.236 | 4.158 | 4.075 | Yield |
| 100.60983 | 76 | 77 | 93 | 111 | 123 | 129 | 135 | Spread |
| 100.64108 | 4.415 | 4.414 | 4.369 | 4.298 | 4.222 | 4.142 | 4.056 | Yield |
| 100.64108 | 75 | 76 | 92 | 110 | 122 | 128 | 133 | Spread |
| 100.67233 | 4.408 | 4.407 | 4.361 | 4.287 | 4.208 | 4.125 | 4.036 | Yield |
| 100.67233 | 75 | 75 | 91 | 108 | 120 | 126 | 131 | Spread |
| 100.70358 | 4.400 | 4.399 | 4.352 | 4.275 | 4.195 | 4.109 | 4.017 | Yield |
| 100.70358 | 74 | 74 | 90 | 107 | 119 | 125 | 129 | Spread |
| 100.73483 | 4.393 | 4.392 | 4.343 | 4.264 | 4.181 | 4.093 | 3.998 | Yield |
| 100.73483 | 73 | 74 | 89 | 106 | 118 | 123 | 127 | Spread |
| 100.76608 | 4.385 | 4.384 | 4.334 | 4.253 | 4.167 | 4.076 | 3.979 | Yield |
| 100.76608 | 73 | 73 | 88 | 105 | 116 | 121 | 125 | Spread |
| 100.79733 | 4.378 | 4.377 | 4.325 | 4.242 | 4.153 | 4.060 | 3.960 | Yield |
| 100.79733 | 72 | 72 | 88 | 104 | 115 | 120 | 123 | Spread |
| 100.82858 | 4.371 | 4.369 | 4.316 | 4.230 | 4.140 | 4.044 | 3.940 | Yield |
| 100.82858 | 71 | 71 | 87 | 103 | 113 | 118 | 121 | Spread |
| 100.85983 | 4.363 | 4.362 | 4.307 | 4.219 | 4.126 | 4.027 | 3.921 | Yield |
| 100.85983 | 70 | 71 | 86 | 102 | 112 | 116 | 120 | Spread |
| 100.89108 | 4.356 | 4.355 | 4.298 | 4.208 | 4.112 | 4.011 | 3.902 | Yield |
| 100.89108 | 70 | 70 | 85 | 101 | 111 | 115 | 118 | Spread |
| 100.92233 | 4.348 | 4.347 | 4.289 | 4.197 | 4.099 | 3.995 | 3.883 | Yield |
| 100.92233 | 69 | 69 | 84 | 99 | 109 | 113 | 116 | Spread |
| 100.95358 | 4.341 | 4.340 | 4.281 | 4.186 | 4.085 | 3.978 | 3.864 | Yield |
| 100.95358 | 68 | 68 | 83 | 98 | 108 | 111 | 114 | Spread |
| 100.98483 | 4.334 | 4.332 | 4.272 | 4.174 | 4.071 | 3.962 | 3.845 | Yield |
| 100.98483 | 67 | 68 | 82 | 97 | 107 | 110 | 112 | Spread |
| 101.01608 | 4.326 | 4.325 | 4.263 | 4.163 | 4.057 | 3.946 | 3.826 | Yield |
| 101.01608 | 67 | 67 | 81 | 96 | 105 | 108 | 110 | Spread |
| 101.04733 | 4.319 | 4.318 | 4.254 | 4.152 | 4.044 | 3.929 | 3.807 | Yield |
| 101.04733 | 66 | 66 | 80 | 95 | 104 | 107 | 108 | Spread |
| 101.07858 | 4.312 | 4.310 | 4.245 | 4.141 | 4.030 | 3.913 | 3.787 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.07858 | 65 | 66 | 80 | 94 | 103 | 105 | 106 | Spread |
| WAL | 4.74 | 4.72 | 3.87 | 3.00 | 2.42 | 2.02 | 1.71 | |
| Mod Durn | 4.18 | 4.16 | 3.47 | 2.75 | 2.25 | 1.89 | 1.61 | |
| Principal Window | Jul09 - Jul09 | Apr09 - Jul09 | Feb08 - Apr09 | May07 - Apr08 | Nov06 - Aug07 | Jul06 - Feb07 | Apr06 - Oct06 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.18 |
| | |
| SWAPS | |
| 1YR | 2.405 |
| 2YR | 2.8587 |
| 3YR | 3.2029 |
| 4YR | 3.4869 |
| 5YR | 3.7215 |
| 6YR | 3.9261 |
| 7YR | 4.1002 |
| 8YR | 4.2485 |
| 9YR | 4.3762 |
| 10YR | 4.4881 |

# GSR0412 - Price/Yield - 3A6

| | | | |
|---|---|---|---|
| Balance | $87,637,000.00 | Delay | 24 |
| Coupon | 4.598 | Dated | 10/1/2004 |
| Settle | 10/29/2004 | First Payment | 11/25/2004 |

| *Price* | 10 CPB | 15 CPB | 20 CPB | 25 CPB | 30 CPB | 35 CPB | 40 CPB | |
|---|---|---|---|---|---|---|---|---|
| 100.98052 | 4.349 | 4.346 | 4.343 | 4.341 | 4.328 | 4.305 | 4.273 | Yield |
| 100.98052 | 67 | 67 | 67 | 67 | 71 | 76 | 83 | Spread |
| 101.01177 | 4.342 | 4.339 | 4.336 | 4.334 | 4.321 | 4.297 | 4.264 | Yield |
| 101.01177 | 66 | 66 | 66 | 67 | 70 | 75 | 82 | Spread |
| 101.04302 | 4.334 | 4.332 | 4.329 | 4.326 | 4.313 | 4.289 | 4.255 | Yield |
| 101.04302 | 66 | 66 | 66 | 66 | 69 | 74 | 81 | Spread |
| 101.07427 | 4.327 | 4.325 | 4.322 | 4.319 | 4.306 | 4.280 | 4.246 | Yield |
| 101.07427 | 65 | 65 | 65 | 65 | 68 | 74 | 80 | Spread |
| 101.10552 | 4.320 | 4.317 | 4.314 | 4.312 | 4.298 | 4.272 | 4.237 | Yield |
| 101.10552 | 64 | 64 | 64 | 64 | 67 | 73 | 79 | Spread |
| 101.13677 | 4.313 | 4.310 | 4.307 | 4.304 | 4.290 | 4.264 | 4.228 | Yield |
| 101.13677 | 63 | 63 | 64 | 64 | 67 | 72 | 78 | Spread |
| 101.16802 | 4.305 | 4.303 | 4.300 | 4.297 | 4.283 | 4.256 | 4.219 | Yield |
| 101.16802 | 63 | 63 | 63 | 63 | 66 | 71 | 77 | Spread |
| 101.19927 | 4.298 | 4.295 | 4.292 | 4.290 | 4.275 | 4.248 | 4.210 | Yield |
| 101.19927 | 62 | 62 | 62 | 62 | 65 | 70 | 76 | Spread |
| 101.23052 | 4.291 | 4.288 | 4.285 | 4.282 | 4.268 | 4.240 | 4.202 | Yield |
| 101.23052 | 61 | 61 | 61 | 61 | 64 | 69 | 76 | Spread |
| 101.26177 | 4.284 | 4.281 | 4.278 | 4.275 | 4.260 | 4.232 | 4.193 | Yield |
| 101.26177 | 60 | 61 | 61 | 61 | 64 | 69 | 75 | Spread |
| 101.29302 | 4.276 | 4.274 | 4.271 | 4.268 | 4.252 | 4.223 | 4.184 | Yield |
| 101.29302 | 60 | 60 | 60 | 60 | 63 | 68 | 74 | Spread |
| 101.32427 | 4.269 | 4.266 | 4.263 | 4.260 | 4.245 | 4.215 | 4.175 | Yield |
| 101.32427 | 59 | 59 | 59 | 59 | 62 | 67 | 73 | Spread |
| 101.35552 | 4.262 | 4.259 | 4.256 | 4.253 | 4.237 | 4.207 | 4.166 | Yield |
| 101.35552 | 58 | 58 | 58 | 59 | 61 | 66 | 72 | Spread |
| 101.38677 | 4.255 | 4.252 | 4.249 | 4.246 | 4.230 | 4.199 | 4.157 | Yield |
| 101.38677 | 58 | 58 | 58 | 58 | 61 | 65 | 71 | Spread |
| 101.41802 | 4.247 | 4.245 | 4.241 | 4.238 | 4.222 | 4.191 | 4.148 | Yield |
| 101.41802 | 57 | 57 | 57 | 57 | 60 | 65 | 70 | Spread |
| 101.44927 | 4.240 | 4.237 | 4.234 | 4.231 | 4.215 | 4.183 | 4.139 | Yield |
| 101.44927 | 56 | 56 | 56 | 56 | 59 | 64 | 69 | Spread |
| 101.48052 | 4.233 | 4.230 | 4.227 | 4.224 | 4.207 | 4.175 | 4.131 | Yield |
| 101.48052 | 55 | 55 | 56 | 56 | 58 | 63 | 68 | Spread |
| 101.51177 | 4.226 | 4.223 | 4.220 | 4.217 | 4.199 | 4.167 | 4.122 | Yield |
| 101.51177 | 55 | 55 | 55 | 55 | 58 | 62 | 68 | Spread |
| 101.54302 | 4.218 | 4.216 | 4.212 | 4.209 | 4.192 | 4.158 | 4.113 | Yield |
| 101.54302 | 54 | 54 | 54 | 54 | 57 | 61 | 67 | Spread |
| 101.57427 | 4.211 | 4.208 | 4.205 | 4.202 | 4.184 | 4.150 | 4.104 | Yield |
| 101.57427 | 53 | 53 | 53 | 53 | 56 | 61 | 66 | Spread |
| 101.60552 | 4.204 | 4.201 | 4.198 | 4.195 | 4.177 | 4.142 | 4.095 | Yield |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 101.60552 | 53 | 53 | 53 | 53 | 55 | 60 | 65 | Spread |
| WAL | 4.82 | 4.80 | 4.79 | 4.77 | 4.58 | 4.25 | 3.86 | |
| Mod Durn | 4.24 | 4.23 | 4.22 | 4.21 | 4.05 | 3.78 | 3.46 | |
| Principal Window | Jul09 - Aug09 | Jul09 - Aug09 | Jul09 - Aug09 | May09 - Aug09 | Jun08 - Aug09 | Oct07 - Aug09 | May07 - Aug09 | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

| | |
|---|---|
| LIBOR_1MO | 1.89 |
| LIBOR_6MO | 2.1975 |
| LIBOR_1YR | 2.405 |
| CMT_1YR | 2.18 |
| | |
| SWAPS | |
| 1YR | 2.405 |
| 2YR | 2.8587 |
| 3YR | 3.2029 |
| 4YR | 3.4869 |
| 5YR | 3.7215 |
| 6YR | 3.9261 |
| 7YR | 4.1002 |
| 8YR | 4.2485 |
| 9YR | 4.3762 |
| 10YR | 4.4881 |